ANNUAL REPORT 2023

BUILDING ON GROWTH

siebert.



CONTENTS

FINANCIAL FREEDOM FOR EVERYONE.

Our mission is to create a strong financial future for our clients, shareholders, and strategic partners. By leveraging Siebert's strong legacy while investing in future technologies, we are committed to building a company that values our clients, shareholders, and employees.

Milestones

SIEBERT EXPANSION



MAY 2023

John J. Gebbia
New CEO and
Chairman of the Board



JULY 2024

Formed the Siebert
Advisory Committee



JULY 2024

Raakhee Miller
appointed as President
of Technology of Siebert
Technologies, LLC



AUGUST 2024

Acquired Gebbia
Entertainment, LLC



FEBRUARY 2024

New 5-Year Lease
in World Financial
Center NYC

COMPANY STRUCTURE
Key Business Lines

SIEBERT FINANCIAL CORP.

CLEARING BROKER-DEALER (BD)

Muriel Siebert & Co., LLC.

Clearing Operations

Securities Finance

Market Making

Corporate Services

Retail Brokerage

INVESTMENT ADVISOR (RIA)

Siebert AdvisorNXT, LLC.

Managed Money

Self – Directed

INSURANCE AGENCY

Park Wilshire Companies, LLC.

Fixed Annuities

Personal Property, Commercial, Life & Disability

TECHNOLOGY DEVELOPMENT

Siebert Technologies, LLC.

Technology Development

Fintech Endeavors

MEDIA AND ENTERTAINMENT

Gebbia Entertainment, LLC.

Music

Entertainment

Media

KEY METRICS[1]

Impressive Performance and Exciting Growth



NEW CEO
MAY 2023



31K

New Accounts Opened



43%

Revenue Growth



493%

Net income available to common shareholders



18%

Retail Customer Net Growth



New HQ in Miami Beach, and Office Space in World Financial Center in NYC



83%

MSCO Net Capital Growth

[1] Comparison represents change from year ended December 31, 2022 to 2023.



JOHN J. GEBBIA
CEO & CHAIRMAN OF THE BOARD

EXCEPTIONAL PERFORMANCE AND CONTINUED GROWTH

Dear Fellow Shareholders,

I am pleased to share with you the remarkable progress and achievements of Siebert since the Gebbia family's acquisition of the company in 2016. Our journey has been defined by a steadfast commitment to growth, innovation, and value creation for our shareholders, clients, and strategic partners.

Financial Performance

The transformation of Siebert under our leadership has been nothing short of extraordinary. When we acquired the company in 2016, annual revenue stood at $10 million with an operating loss of $6 million. By 2023, we had dramatically improved our financial position, achieving annual revenue of $72 million and an operating income of $18 million. During this period, our total equity grew significantly from $2 million to $71 million, demonstrating our ability to build lasting value. In 2023, we engaged in several initiatives that led to significant growth in our retail customer accounts, the drivers of which were related to a partnership with NFS as well as new retail accounts from corporate services.

Our journey has been defined by a steadfast commitment to growth, innovation, and value creation



Our momentum continues in 2024, with record results for the first half of the year and impressive growth across key metrics. In the first half of the year, we achieved revenue of $41.3 million, marking a 22% year-over-year increase. Operating income for the same period rose by 19% to $10.7 million. We're particularly proud of the 31% increase in net income available to common stockholders. Coupled with a 12% rise in total equity from the previous year, these results underscore our strong capital position and ability to capitalize on future growth opportunities.





Strategic Acquisitions and Developments

Our growth strategy has been bolstered by key acquisitions and strategic initiatives. In 2019, we acquired StockCross Financial Services, Inc., a self-clearing broker-dealer that significantly enhanced our capabilities in market making, corporate services, IRA custodianship, and stock loan operations. We have since expanded our Stock Loan and Market Making groups, further strengthening our position in the financial markets.

More recently, in August 2024, we acquired Gebbia Entertainment, LLC, marking our entry into the media and entertainment industries. This move opens new avenues for content production and provides excellent marketing and branding opportunities for Siebert.

We have also focused on expanding our physical presence, opening new office locations in Miami Beach and New York City. These expansions reaffirm our commitment to serving our customers with greater efficiency and effectiveness.

On the technology front, we recently launched a redesign of our website and branding efforts, and are in the process of developing new technologies for our retail and corporate service clients. Altogether these investments reflect our recognition of the importance of providing top-tier offerings and value to our clients.

We've also made strategic moves to strengthen our leadership and advisory capabilities. We appointed Raakhee Miller, an industry veteran with over 25 years of experience in technology leadership, as President of Siebert Technologies, LLC.

Additionally, we've formed an advisory committee featuring prominent figures from finance, technology, sports, and entertainment to provide strategic guidance as we pursue our ambitious growth strategy.

Some key leaders on this advisory board include artist Akon and former NFL athlete turned media entrepreneur Brandon Marshall. These advisory board members have a combined social media following of over 33 million people.

We will continue to invest in future technologies and focus on creating value.

Looking Ahead

As we build upon Muriel Siebert's incredible legacy, our management team remains committed to capitalizing on emerging opportunities, attracting top talent, and evolving to meet our clients' changing needs. We will continue to invest in future technologies and focus on creating value for our clients, shareholders, and strategic partners.

None of our achievements would be possible without the dedication of our exceptional employees. Their hard work continues to drive our company forward, and I am immensely proud of their contributions.

We are excited about the future and remain committed to building a company that values its clients, shareholders, and employees. By leveraging Siebert's strong legacy while investing in future technologies, we are poised for continued success and growth.

Thank you for your continued support and trust in Siebert Financial Corp.

Sincerely,



John J. Gebbia
Chief Executive Officer
Siebert Financial Corp.

Forward-Looking Statements

The statements contained in this Annual Report to Shareholders, that are not historical facts, including statements about our beliefs and expectations, are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements preceded by, followed by or that include the words "may," "could," "would," "should," "believe," "expect," "anticipate," "plan," "estimate," "target," "project," "intend" and similar words or expressions. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances are forward-looking statements.

These forward-looking statements, which reflect our beliefs, objectives, and expectations as of the date hereof, are based on the best judgment of our management. All forward-looking statements speak only as of the date on which they are made. Such forward-looking statements are subject to certain risks, uncertainties and assumptions relating to factors that could cause actual results to differ materially from those anticipated in such statements, including, without limitation, the following: economic, social and political conditions, global economic downturns resulting from extraordinary events; securities industry risks; interest rate risks; liquidity risks; credit risk with clients and counterparties; risk of liability for errors in clearing functions; systemic risk; systems failures, delays and capacity constraints; network security risks; competition; reliance on external service providers; new laws and regulations affecting our business; net capital requirements; extensive regulation, regulatory uncertainties and legal matters; failure to maintain relationships with employees, customers, business partners or governmental entities; the inability to achieve synergies or to implement integration plans; and other consequences associated with risks and uncertainties detailed in our filings with the SEC, including our most recent filings on Form 10-K and 10-Q.

We caution that the foregoing list of factors is not exclusive, and new factors may emerge, or changes to the foregoing factors may occur, that could impact its business. We undertake no obligation to publicly update or revise these statements, whether as a result of new information, future events or otherwise, except to the extent required by the federal securities laws.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to ___________

Commission file number 0-5703

Siebert Financial Corp.

(Exact name of registrant as specified in its charter)

New York	11-1796714
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
653 Collins Avenue, Miami Beach, FL	33139
(Address of principal executive offices)	(Zip Code)

(310) 385-1861
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock - $0.01 par value	**SIEB**	**The Nasdaq Capital Market**

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the common stock held by non-affiliates of the registrant (based upon the last sale price of the common stock reported on the Nasdaq Capital Market as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2023), was approximately $34,620,000.

The number of shares of the registrant's outstanding common stock, as of May 1, 2024, were 40,980,936 issued and 39,830,936 shares outstanding.

Documents Incorporated by Reference: None

SIEBERT FINANCIAL CORP.

TABLE OF CONTENTS

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Forward-Looking Statements

For purposes of this Annual Report on Form 10-K ("Report"), the terms "Siebert," "Company," "we," "us" and "our" refer to Siebert Financial Corp., its wholly-owned and majority-owned subsidiaries collectively, unless the context otherwise requires.

The statements contained throughout this Report, that are not historical facts, including statements about our beliefs and expectations, are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may appear throughout this Report, including without limitation, the following sections: Item 1 "Business," Item 1A "Risk Factors," and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements include statements preceded by, followed by or that include the words "may," "could," "would," "should," "believe," "expect," "anticipate," "plan," "estimate," "target," "project," "intend" and similar words or expressions. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances are forward-looking statements.

These forward-looking statements, which reflect our beliefs, objectives, and expectations as of the date hereof, are based on the best judgment of management. All forward-looking statements speak only as of the date on which they are made. Such forward-looking statements are subject to certain risks, uncertainties and assumptions relating to factors that could cause actual results to differ materially from those anticipated in such statements, including the following: economic, social and political conditions, global economic downturns resulting from extraordinary events; securities industry risks; interest rate risks; liquidity risks; credit risk with clients and counterparties; risk of liability for errors in clearing functions; systemic risk; systems failures, delays and capacity constraints; network security risks; competition; reliance on external service providers; new laws and regulations affecting our business; net capital requirements; extensive regulation, regulatory uncertainties and legal matters; failure to maintain relationships with employees, customers, business partners or governmental entities; the inability to achieve synergies or to implement integration plans; and other consequences associated with risks and uncertainties detailed in Part I, Item 1A – "Risk Factors" of this Report as well as in our filings with the Securities and Exchange Commission ("SEC").

We caution that the foregoing list of factors is not exclusive, and new factors may emerge, or changes to the foregoing factors may occur, that could impact our business. The forward-looking statements are based upon management's beliefs and assumptions and are made as of the date of this Report. You should not place undue reliance on these forward-looking statements. We undertake no obligation to publicly update or revise these statements, whether as a result of new information, future events or otherwise, except to the extent required by the federal securities laws.

ITEM 1. BUSINESS

Overview of Company

Siebert Financial Corp., together with its subsidiaries, is a diversified financial services firm and provides a full range of brokerage and financial advisory services including securities brokerage, investment advisory and insurance offerings, and corporate stock plan administration solutions. Our firm is characterized by building solid relationships with our clients through exceptional personal service and proven performance. We have a strong legacy and continue to evolve in our approach to take advantage of opportunities in the financial services industry.

We conduct the following lines of business through our wholly-owned and majority-owned subsidiaries:

- Muriel Siebert & Co., LLC ("MSCO") provides retail brokerage services. MSCO is a Delaware corporation and broker-dealer registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") and the Commodity Exchange Act of 1936, and member of the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange ("NYSE"), the Securities Investor Protection Corporation ("SIPC"), Euroclear, and the National Futures Association ("NFA"), and the Commodities Futures Trading Commission ("CFTC").

- Siebert AdvisorNXT, LLC ("SNXT") provides investment advisory services. SNXT is a New York corporation registered with the SEC as a Registered Investment Advisor ("RIA") under the Investment Advisers Act of 1940 ("Advisers Act"), and the CFTC.

- Park Wilshire Companies, Inc. ("PW") provides insurance services. PW is a Texas corporation and licensed insurance agency.

- Siebert Technologies, LLC ("STCH") provides technology development. STCH is a Nevada limited liability company.

- RISE Financial Services, LLC, ("RISE") is a Delaware limited liability company and a broker-dealer registered with the SEC, CFTC, FINRA, SIPC and NFA.

- StockCross Digital Solutions, Ltd. ("STXD") is an inactive subsidiary headquartered in Bermuda.

For purposes of this Annual Report, the terms "Siebert," "Company," "we," "us" and "our" refer to Siebert Financial Corp., MSCO, SNXT, PW, STCH, RISE, and STXD collectively, unless the context otherwise requires.

Our headquarters is located at 653 Collins Avenue, Miami Beach, FL 33139, with primary operations in New Jersey, Florida and California. Our phone number is (310) 385-1861 and our Internet address is www.siebert.com. Information included or available through our website does not constitute a part of this Report. We have 11 branch offices throughout the U.S. and clients around the world.

As of May 1, 2024, we had 124 full-time employees. Our common stock is registered under Section 12 of the Exchange Act, and we file periodic reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and proxy and information statements on Schedule 14. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding companies that file documents electronically with the SEC. Our SEC filings are also available through our website at www.siebert.com, where investors are able to obtain copies of our public filings free of charge. Our common stock, par value $.01 per share trades on the Nasdaq Capital Market under the symbol "SIEB."

Subsidiaries and Business Offerings

Muriel Siebert & Co., LLC.

Overview

MSCO has been providing online and traditional discount brokerage services to clients for over 55 years. MSCO was founded in 1967 by Muriel F. ("Mickie") Siebert, a trailblazer who was the first woman to own a seat on the NYSE and the first to head one of its member firms. On May 1, 1975, after the federal government banned fixed commissions by brokers, Mickie broke barriers and declared MSCO a discount brokerage firm.

In May 2022, MSCO received approval to expand its clearing services in the U.S. by acting as a correspondent clearing firm for institutional and online broker-dealers, registered investment advisors and other asset managers. Achieving this milestone strengthens our core competencies, diversifies our business, and reinforces our commitment as a strategic partner to our clients.

On January 1, 2024, MSCO changed its name to Muriel Siebert & Co., LLC and its tax status from a C-Corporation to a Limited Liability Corporation. Refer to Note 24 – Subsequent Events for further detail. Today, MSCO offers a wide range of products and services and is the primary subsidiary of Siebert.

Products and Services

MSCO offers a wide range of products and services, including the following:

- Self-directed trading

- Market making and fixed income investments

- Stock borrow / stock loan

- Equity compensation plans (Siebert Corporate Services)

- Wealth management / financial advice

Additional Information

Brokerage and Related Services

MSCO offers a wide selection of quality investment services, including broker assisted trades and free online self-service features such as real time quotes, market data, and trading tools.

MSCO is a self-clearing broker-dealer and also clears with National Financial Services Corp. ("NFS"), a wholly-owned subsidiary of FMR, LLC.

Securities Finance and Market Making

We operate our Securities Finance Group, which is a division that consists primarily of our stock borrow / stock loan and related services. Our management team brings decades of securities finance experience to this division. We have seen positive results in recent years and are committed to continue to expand our securities finance operations.

We make markets in multiple exchanges and in over 500 equity securities and fixed income products. The client service offerings within our Market Making division have evolved with the capital markets and different trading strategies. Our strengths include trading experience in domestic markets, enhanced liquidity, and the search for significant price improvement. The ability of our Market Making division to execute large orders continues to be a strategic advantage in supporting the growth of our Corporate Services division.

Corporate Services

We are dedicated to helping publicly traded companies and their employees manage their equity compensation plans. Corporate services is a key component of our business, and we leverage our technology partnerships to create a distinct advantage through FIX connection trading and real-time transaction reporting. Siebert Corporate Services primarily supports small and mid-cap public companies. Below are some key points of our strategic outlook and initiatives within Siebert Corporate Services.

- Strategic Shift and Business Evolution: Throughout 2023, Siebert Corporate Services has initiated a strategy shift, transitioning from transaction-based service delivery to focus on the overall client experience.

- Investment in Innovation and Technology: We have made a commitment to innovation and investment in technology that we believe will provide efficiencies and accelerate our service-to-sales model. This strategic approach is critical in driving future growth in account conversion revenue.

- Future Outlook: Industry consolidation and rising minimum plan value requirements among competitors is creating an underserved market of public issuers looking for new service providers. Siebert Corporate Services is currently developing an enhanced equity management solution to capture new market opportunities.

Independent Retail Execution Services

MSCO and its clearing firms monitor order flow in efforts to ensure that customers are getting the best possible trade executions. All equity orders are routed in a manner intended to afford MSCO's customers the most favorable terms on all orders. MSCO also offers customers execution services through various market centers for an additional fee, providing customers access to numerous market centers before and after regular market hours. Customers may buy or sell fixed income securities, municipal bonds, corporate bonds, mortgage-backed securities, government sponsored enterprises, unit investment trusts, mutual funds, certificates of deposit, and other securities. These transactions are serviced by MSCO's registered representatives.

Retail Customer Service

MSCO believes that its superior customer service enhances its ability to compete with larger brokerage firms and provides retail customers with personal service via access to dedicated customer service personnel for all of its products and services. Customer service personnel, located in MSCO's branch offices, are cross trained to assist with all clients' needs for a reliable experience. MSCO uses a variety of customer relationship management systems that enable representatives in any location to review and respond to customers' requests in a timely manner.

Retirement Accounts

MSCO offers customers a variety of self-directed retirement accounts. Each IRA, SEP IRA, ROTH IRA, and KEOGH account can be invested in a variety of qualified investments in a consolidated account. MSCO acts as its own custodian for retirement accounts and also utilizes NFS for IRA custody. MSCO offers self-directed retirement accounts and also has registered representatives dedicated to assisting clients in meeting their retirement goals.

Customer Financing

Customer margin accounts are carried whereby money is lent to customers for a portion of the market value of marginable securities held in the customer's account. Margin loans are collateralized by these securities. Customers also may sell securities short in a margin account, subject to minimum equity and applicable margin requirements, and the availability of such securities to be borrowed. In permitting customers to engage in margin financing, short sale or any other transaction, MSCO assumes the risk of its customers' failure to meet their obligations in the event adverse changes in the market affect the value of the margined securities positions. MSCO and NFS reserve the right to set margin requirements higher than those established by the Federal Reserve System.

MSCO has established policies with respect to maximum purchase commitments for new customers or customers with inadequate collateral to support a requested purchase. When transactions occur outside normal guidelines, MSCO monitors accounts closely until their payment obligations are completed. If the customer does not meet the required commitments, MSCO takes steps to close out the position and minimize any loss. In the last five years, MSCO has not had any significant losses as a result of customers failing to meet commitments.

Information and Communications Systems

MSCO relies heavily on its data technology platform and the platform provided by its clearing agents. These platforms offer interfaces to MSCO's clearing service providers' computing systems where all customer account records are kept and are accessible through MSCO's data technology platform. MSCO's systems also utilize browser-based access and other types of data communications. MSCO's representatives use NFS systems, by way of MSCO's data technology platform, to perform daily operational functions which include trade entry, trade reporting, clearing-related activities, risk management and account maintenance.

MSCO's data technology platform offers services used in direct relation to customer activities as well as support for corporate use. Some of these services include email and messaging, market data systems and third-party trading systems, business productivity tools and customer relationship management systems. MSCO's data network is designed with redundancies in case a significant business disruption occurs.

To ensure reliability and to conform to regulatory requirements related to business continuity, MSCO maintains backup systems and backup data, leverages cloud-based technology, and has a full-time offsite disaster recovery site to ensure business continuity during a potential wide-spread disruption. However, despite the preventive and protective measures in place, in the event of a wide-spread disruption, MSCO's ability to satisfy the obligations to customers and other securities firms may be significantly hampered or completely disrupted. For more information regarding our business continuity plan, refer to the Business Continuity Statement on our website.

We are consistently enhancing technology for both our customers as well as our internal operations. We are currently in the process of developing a new retail platform ("Retail Platform") for our customers and integrating the trading platform into our operations.

Siebert AdvisorNXT, Inc.

Overview

SNXT offers customers our proprietary robo-advisory technology that utilizes trading algorithms initially developed by STCH to create our robo-advisor. This technology provides clients with cost-efficient, competitively priced, and automated wealth management solutions intended to maximize portfolio returns based on specific risk tolerance. The platform utilizes Nobel Prize-winning Modern Portfolio Theory ("MPT") to create optimal portfolios for each client. We provide web-based tools to enable clients to monitor and interact with the robo-advisor's automated portfolio manager application. The robo-advisor selects low-cost, well-managed, exchange-traded funds ("ETFs") and exchange-traded notes ("ETNs") that represent the asset classes that provide clients the necessary risk-adjusted exposure given current market conditions. The robo-advisor continuously monitors and periodically rebalances portfolios to address changes in market and economic conditions.

On January 1, 2024, SNXT changed its name to Siebert AdvisorNXT, LLC and its tax status from a C-Corporation to a Limited Liability Corporation. Refer to Note 24 – Subsequent Events for further detail.

Products and Services

The products and services offered by SNXT include:

- Managed portfolios

- Separately managed accounts

Park Wilshire Companies, Inc.

Overview

PW is a full-service insurance agency founded in 2010. Through PW, our product offerings include various insurance products such as fixed annuities and property and casualty insurance.

Products and Services

The products and services offered by PW include:

- Fixed annuities

- Personal insurance

- Property and casualty insurance

- Natural disaster insurance

- Life and disability

Siebert Technologies, LLC

STCH is a technology company through which we are expanding our products and services and we plan to use this subsidiary for future fintech opportunities.

RISE Financial Services, LLC

During 2022, RISE was a prime broker focused on providing institutional quality services to hedge funds and other institutional investors.

In 2022, Siebert and RISE engaged in certain transactions with Tigress Holdings, LLC ("Tigress") and Hedge Connection, Inc. ("Hedge Connection") to exchange equity, cash, and respective leadership positions. In 2023, based upon the strategic direction of these ventures, management of the respective businesses decided to unwind the original transactions with Siebert, RISE, Hedge Connection and Tigress. See Note 3 – Transactions with Tigress and Hedge Connection for further detail on these transactions.

<u>Competition</u>

We encounter significant competition from full-commission, online and discount brokerage firms, including zero commission firms, as well as from financial institutions, mutual fund sponsors, venture-backed technology and cryptocurrency firms, and other organizations. Although there has been consolidation in the industry in both the online and traditional brokerage business during recent years, we believe that additional competitors such as banks, insurance companies, providers of online financial and information services, and others will continue to be attracted to the brokerage industry. We compete with a wide variety of vendors of financial services for the same customers; however, our success in the financial services industry is a result of our high-quality customer service, responsiveness, products offered, and excellent executions.

Regulations

Overview

The securities industry in the U.S. is subject to extensive regulation under both federal and state laws. The SEC is the federal agency charged with administration of the federal securities laws. MSCO and RISE are registered as broker-dealers with the SEC. MSCO is a member of the NYSE and FINRA, and RISE is a member of FINRA. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations ("SROs"), principally FINRA, which is MSCO's and RISE's primary regulator with respect to financial and operational compliance. These SROs adopt rules (subject to approval by the SEC) governing their members and conduct periodic examinations of broker-dealers. Securities firms are also subject to regulation by state securities authorities in the states in which they do business. MSCO is registered as a broker-dealer in 50 states, the District of Columbia, and Puerto Rico, and RISE is registered as a broker-dealer in 7 states and territories. These regulations affect our business operations and impose capital, client protection, and market conduct requirements, among others.

Conduct and Training

The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets. The regulations to which broker-dealers are subject cover all aspects of the securities business, including training and supervision of personnel, sales methods, trading practices among broker-dealers, uses and safekeeping of customers' funds and securities, capital structure of securities firms, record keeping, fee arrangements, disclosure to clients, and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the SEC and by SROs and/or changes in the interpretation or enforcement of existing laws and rules may directly affect the methods of operation and profitability of broker-dealers. The SEC, SROs and state securities authorities may conduct administrative proceedings which can result in censure, fine, cease and desist orders or suspension or expulsion of a broker-dealer, its officers or its employees.

Dodd-Frank Act of 2010

As a result of the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act in 2010 ("Dodd-Frank"), the adoption of implementing regulations by the federal regulatory agencies, as well as other recent regulatory reforms, we have experienced significant changes in the laws and regulations that apply to us, how we are regulated, and regulatory expectations in the areas of compliance, risk management, corporate governance, operations, capital and liquidity.

Regulation Best Interest

Pursuant to the Dodd-Frank Act, the SEC was charged with considering whether broker-dealers should be subject to a standard of care similar to the fiduciary standard applicable to registered investment advisers ("RIAs"). In June 2019, the SEC adopted a package of rules and interpretations related to the provision of advice by broker-dealers and investment advisers, including Regulation Best Interest and Form CRS (collectively, these regulations, rules and interpretations are referred to herein as the "Regulation Best Interest Rules"). Among other things, Regulation Best Interest requires a broker-dealer to act in the best interest of a retail customer when making a recommendation to that customer of any securities transaction or investment strategy involving securities. Form CRS requires that broker-dealers and investment advisers provide retail investors with a brief summary document containing simple, easy-to-understand information about the nature of the relationship between the parties. Regulation Best Interest and Form CRS had a compliance date of June 30, 2020.

The Regulation Best Interest Rules have impacted the conduct of our business, especially with respect to our business with our retail clients. The need for enhanced documentation for recommendations of securities transactions to broker-dealer retail clients as well as the increased supervision of sales practices and transactions increased the amount of record-keeping and training for our sales staff. The related new rules and procedures have and may continue to bring increased costs associated with compliance and enhanced technology.

We operate pursuant to the Regulation Best Interest Rules and as such, we conduct thorough training of all our employees with respect to the requirements of Regulation Best Interest. Additionally, we created the Regulation Best Interest Rule's required documents and completed each of the required mailings (both electronic and conventional) prior to the effective date. We believe that the changes made to our business processes resulted in compliance with these new requirements. As business continues to be conducted under the Regulation Best Interest Rules, it is likely that additional changes may be necessary.

SIPC

As a registered broker-dealer and FINRA member organization, MSCO and RISE are required by federal law to belong to SIPC which provides, in the event of the liquidation of a broker-dealer, protection for securities held in customer accounts held by the firm of up to $500,000 per customer, subject to a limitation of $250,000 on claims for cash balances. SIPC is principally funded through assessments on registered broker-dealers. MSCO has purchased $50 million additional account protection above SIPC coverage. Equities, bonds, mutual funds and money market funds are included at net asset value for purposes of SIPC protection and the additional protection. Neither SIPC protection nor the additional protection insures against fluctuations in the market value of securities.

MSRB

MSCO is also authorized by the Municipal Securities Rulemaking Board ("MSRB") to affect transactions in municipal securities on behalf of its customers and has obtained certain additional registrations with the SEC and state regulatory agencies necessary to permit it to engage in certain other activities incidental to its brokerage business.

Margin Lending

Margin lending activities are subject to limitations imposed by regulations of the Board of Governors of the Federal Reserve System and FINRA, as well as other SROs. In general, these regulations provide that, in the event of a significant decline in the value of securities collateralizing a margin account, we are required to obtain additional collateral from the borrower or liquidate securities positions. Margin lending arranged by MSCO through third parties is subject to the margin rules of the Board of Governors of the Federal Reserve System and the NYSE. Under such rules, broker-dealers are limited in the amount they may lend in connection with certain purchases and short sales of securities and are also required to impose certain maintenance requirements on the amount of securities and cash held in margin accounts. In addition, those rules and rules of the Chicago Board Options Exchange govern the amount of margin customers must provide and maintain in writing uncovered options.

Investment Advisers Act of 1940

SNXT is registered with the SEC as an investment adviser pursuant to the Advisers Act. The Advisers Act, together with the SEC's regulations and interpretations thereunder, is a highly prescriptive regulatory statute. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from fines and censures to termination of an adviser's registration and, in the case of willful violations, can refer a matter to the United States Department of Justice for criminal prosecution.

Under the Advisers Act, an investment adviser (whether or not registered under the Advisers Act) owes fiduciary duties to its clients. These duties impose standards, requirements and limitations on, among other things, trading for proprietary, personal and client accounts; allocations of investment opportunities among clients; use of "soft dollar arrangements," a practice that involves using client brokerage commissions to purchase research or other services that help managers make investment decisions; execution of transactions; and recommendations to clients.

As an RIA, SNXT is subject to additional requirements that cover, among other things, disclosure of information about its business to clients; maintenance of written policies and procedures; maintenance of extensive books and records; restrictions on the types of fees SNXT may charge; custody of client assets; client privacy; advertising; and solicitation of clients. The SEC has legal authority to examine any RIA and, depending upon the type of exam, may review the examined RIAs to determine whether the adviser is conducting its activities in compliance with (i) applicable laws and regulations, (ii) disclosures made to clients and (iii) adequate systems, policies and procedures reasonably designed to prevent and detect violations of the Advisers Act.

Section 28(e) of the Exchange Act provides a "safe harbor" to investment managers who use commission dollars generated by their advised accounts to obtain investment research and brokerage services that provide lawful and appropriate assistance to the manager in the performance of investment decision-making responsibilities. SNXT, as a matter of policy, does not use "soft dollars" and as such, it has no incentive to select or recommend a broker or dealer based on any interest in receiving research or related services. Rather, as a fiduciary, SNXT selects brokers based on its clients' interests in receiving best execution.

Bank Secrecy Act of 1970

We conduct financial services activities that are subject to the Bank Secrecy Act of 1970 ("BSA"), as amended by the USA PATRIOT Act of 2001 ("PATRIOT Act"), which require financial institutions to develop and implement programs reasonably designed to achieve compliance with these regulations. The BSA and PATRIOT Act include a variety of monitoring, recordkeeping, and reporting requirements (such as currency transaction reporting and suspicious activity reporting) as well as identity verification and client due diligence requirements, which are intended to detect, report and/or prevent money laundering, and the financing of terrorism. As FINRA member firms, MSCO and RISE are subject to FINRA rules requiring written anti-money laundering programs. In addition, we are subject to U.S. sanctions programs administered by the Office of Foreign Assets Control.

Net Capital

As registered broker-dealers, MSCO and RISE are subject to the requirements of the Exchange Act and the rules thereunder relating to broker-dealers, such as minimum net capital requirements under the SEC Uniform Net Capital Rule (Rule 15c3-1) and segregation of fully paid client funds and securities under the SEC Customer Protection Rule (Rule 15c3-3), administered by the SEC and FINRA.

Net capital rules are designed to protect clients, counterparties and creditors by requiring a broker-dealer to have sufficient liquid resources available to satisfy its financial obligations. Net capital is a measure of a broker-dealer's readily available liquid assets, reduced by its total liabilities other than approved subordinated debt. Under the SEC Uniform Net Capital Rule, a broker-dealer may not repay any subordinated borrowings, pay cash dividends or make any unsecured advances or loans to its parent company or employees if such payment would result in a net capital amount below required levels. Failure to maintain the required regulatory net capital may subject a firm to suspension or expulsion by the NYSE or FINRA, as well as certain punitive actions by the SEC and other regulatory bodies, which ultimately could require a firm's liquidation.

Best Execution

As explained in SEC guidelines and FINRA rules, brokers are required to seek the "best execution" reasonably available for their clients' orders. In part, this requires brokers to use reasonable diligence so that the price to the client is as favorable as possible under prevailing market conditions. MSCO and RISE send client orders for execution to a number of market centers, including market makers and exchanges, which encourages competition and ensures redundancy. For non-directed client orders, it is our policy to route orders to market centers based on a number of factors that are more fully discussed in the Supplemental Materials of FINRA Rule 5310, including, where applicable, but not necessarily limited to, speed of execution, price improvement opportunities, differences in price dis-improvement, likelihood of execution, the marketability of the order, size guarantees, service levels and support, the reliability of order handling systems, client needs and expectations, transaction costs, and whether the firm will receive remuneration for routing order flow to such market centers. Price improvement is available under certain market conditions and for certain order types and we regularly monitor executions to ensure best execution standards are met.

Consumer Financial Information Privacy

In providing services to clients, we manage, utilize and store sensitive and confidential client data, including personal data. As a result, we are subject to numerous laws and regulations designed to protect this information, such as U.S. federal and state laws and regulations governing the protection of personally identifiable information. These laws and regulations are increasing in complexity and number, change frequently and sometimes conflict. To the extent they are applicable to us, we must comply with federal and state information-related laws and regulations in the United States, including the Gramm-Leach-Bliley Act of 1999, SEC Regulation S-P, the Fair Credit Reporting Act of 1970, as amended, and Regulation S-ID (the Identity Theft Red Flags Rule), as well as the California Consumer Protection Act and further potential federal and state requirements.

Human Capital

Our success depends on our ability to attract, hire, retain and develop highly skilled professionals in a variety of specialties, including finance, technology, compliance, business development, cybersecurity and management. Due to the complexity of our business, we compete for talent with other companies, both inside and outside of our industry, and in multiple geographical areas in the U.S.

Our human capital efforts focus on establishing a culture of service that emphasizes taking care of our employees, so they can take care of our clients. To that end, we seek employees who are approachable, proactive, collaborative, agile and innovative, and who share our commitment to excellence, integrity, and service. As of May 1, 2024, we had 124 employees, two of whom were corporate officers. None of our employees are represented by a union, and we believe that relations with our employees are good.

To maintain a high-caliber, values-driven workforce that is committed to our culture, we strive to offer total rewards, including compensation and benefits that position our company as an employer of choice. We design our compensation to be competitive in the markets in which we compete, and closely monitor industry trends and practices to ensure we are able to attract and retain the personnel who are critical to our success. To support our employees' health and well-being, we offer competitive medical, dental and vision plans as well as other health benefits.

We believe in our employees' potential and provide training and development opportunities intended to maximize their performance and professional growth. We require all of our employees to complete courses in key regulatory areas, such as insider trading and anti-money laundering compliance.

We aim to provide a safe, inclusive environment for our employees where they feel engaged in our business, supported in who they are and empowered to succeed. We are committed to providing a workplace that is free from violence, harassment and other unsafe or disruptive conditions, and require our personnel to attend regular training sessions and workshops on those topics.

ITEM 1A. RISK FACTORS

Regulatory Risks

Legislation has and may continue to result in changes to rules and regulations applicable to our business, which may negatively impact our business and financial results.

New laws, rules, regulations and guidance, or changes in the interpretation and enforcement of existing federal, state, foreign and SRO laws, rules, regulations and guidance may directly affect our business and the profitability of Siebert or the operation of specific business lines. In addition, new and changing laws, rules, regulation and guidance could result in limitations on the lines of business we conduct, modifications to our business practices, more stringent capital and liquidity requirements or other costs and could limit our ability to return capital to stockholders.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), enacted in 2010, required many federal agencies to adopt new rules and regulations applicable to the financial services industry and called for many studies regarding various industry practices. In particular, the Dodd-Frank Act gave the SEC discretion to adopt rules regarding standards of conduct for broker-dealers providing investment advice to retail customers.

The rules and interpretations adopted by the SEC in June 2019 include Regulation Best Interest and the Form CRS Relationship Summary, which are intended to enhance the quality and transparency of retail investors' relationships with broker-dealers and investment advisers. Regulation Best Interest enhances the broker-dealer standard of conduct beyond existing suitability obligations, requiring compliance with disclosure, care, conflict of interest and compliance obligations. The regulation requires that a broker-dealer or natural person who is an associated person of the broker-dealer shall act in the best interest of the retail customer at the time it makes a recommendation of any securities transaction or investment strategy involving securities, prioritizing the interests of the customer above any interests of the broker-dealer or its associated persons. Among other things, this requires the broker-dealer to mitigate conflicts of interest arising from financial incentives in selling securities products.

The new rules and processes related thereto have and will most likely continue to involve increased costs, including, but not limited to, compliance costs associated with new or enhanced technology. In addition to the foregoing laws affecting regulation of our industry, Congress is considering various proposals to increase taxation relating to investments, which may adversely impact the volume of trading and other transactions from which we derive our revenue.

It is not possible to determine the extent of the impact of any new laws, regulations or initiatives that may be imposed, or whether any existing proposals will become law. Conformance with any new laws or regulations could make compliance more difficult and expensive and affect the manner in which we conduct business.

We are subject to extensive government regulation and to third party litigation risk and regulatory risk which could result in significant liabilities and reputational harm which, in turn, could materially adversely affect our business, results of operations and financial condition.

Our business is subject to extensive regulation in the U.S., at both the federal and state level. We are also subject to regulation by SROs and other regulatory bodies in the U.S., such as the SEC, the NYSE, FINRA, MSRB, the Commodity Futures Trading Commission ("CFTC") and the NFA. MSCO is registered as a broker-dealer in 50 states, the District of Columbia, and Puerto Rico, and RISE is registered as a broker-dealer in 7 states and territories. The regulations to which MSCO and RISE are subject as broker-dealers cover all aspects of the securities business including training of personnel, sales methods, trading practices, uses and safe keeping of customers' funds and securities, capital structure, record keeping, fee arrangements, disclosure and the conduct of directors, officers and employees.

SNXT is registered as an investment adviser with the SEC under the Advisers Act, and its business is highly regulated. The Advisers Act imposes numerous obligations on RIAs, including fiduciary, record keeping, operational and disclosure obligations. Moreover, the Advisers Act grants broad administrative powers to regulatory agencies such as the SEC to regulate investment advisory businesses. If the SEC or other government agencies believe that SNXT has failed to comply with applicable laws or regulations, these agencies have the power to impose fines, suspensions of a registrant and individual employees or other sanctions, which could include revocation of SNXT's registration under the Advisers Act. SNXT is also subject to the provisions and regulations of ERISA, to the extent that SNXT acts as a "fiduciary" under ERISA with respect to certain of its clients. ERISA and the applicable provisions of the federal tax laws impose a number of duties on persons who are fiduciaries under ERISA and prohibit certain transactions involving the assets of each ERISA plan which is a client, as well as certain transactions by the fiduciaries (and certain other related parties) to such plans. Our subsidiaries, RISE and MSCO, are also regulated by the National Futures Association ("NFA") and function as a registered introducing broker.

The laws, rules and regulations, as well as governmental policies and accounting principles, governing our business and the financial services and banking industries generally have changed significantly over recent years and are expected to continue to do so. We cannot predict which changes in laws, rules, regulations, governmental policies or accounting principles will be adopted. Any changes in the laws, rules, regulations, governmental policies or accounting principles relating to our business could materially and adversely affect our business, results of operations and financial condition.

Additionally, like other participants in the financial services industry, we and our subsidiaries face the risks of lawsuits by clients and regulatory proceedings against us. The outcome of regulatory proceedings and client lawsuits is uncertain and difficult to predict. An adverse resolution of any regulatory proceeding or client lawsuit against us could result in substantial costs or reputational harm to us. Further, any such proceedings or lawsuits could have an adverse effect on our ability to retain key registered representatives, investment advisers and wealth managers, and to retain existing clients or attract new clients, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Refer to Item 3 – Legal Proceedings for additional detail.

We are subject to net capital requirements.

The SEC, FINRA, and various other securities and commodities exchanges and other regulatory bodies in the U.S. have rules with respect to net capital requirements which affect us. These rules have the effect of requiring that at least a substantial portion of a broker-dealer's assets be kept in cash or highly liquid investments. Our compliance with the net capital requirements could limit operations that require intensive use of capital, such as underwriting or trading activities. These rules could also restrict our ability to withdraw our capital, even in circumstances where we have more than the minimum amount of required capital, which, in turn, could limit our ability to implement growth strategies. In addition, a change in such rules, or the imposition of new rules, affecting the scope, coverage, calculation or amount of such net capital requirements, or a significant operating loss or any unusually large charge against net capital, could have similar adverse effects.

Risks Related to Our Technology and Information Systems

We rely on information processing and communications systems to process and record our transactions.

Our operations rely heavily on information processing and communications systems. Our system for processing securities transactions is highly automated. Failure of our information processing or communications systems for a significant period of time could limit our ability to process a large volume of transactions accurately and rapidly. This could cause us to be unable to satisfy our obligations to customers and other securities firms and could result in regulatory violations. External events, such as an earthquake, terrorist attack or power failure, loss of external information feeds, such as security price information, as well as internal malfunctions such as those that could occur during the implementation of system modifications, could render part or all of these systems inoperative.

We rely on third-party platforms for information and communications systems.

We rely heavily on our data technology platforms and the platforms provided by our clearing agents. These platforms offer interfaces to our clearing service providers' computing systems where customer account records are kept and are accessible through our data technology platforms. Our systems also utilize browser-based access and other types of data communications.

Our data technology platforms offer services used in direct relation to customer activities as well as support for corporate use. Some of these services include email and messaging, market data systems and third-party trading systems, business productivity tools and customer relationship management systems. Our data network is designed with redundancies in case a significant business disruption occurs.

We also rely on third parties that provide data center facilities, infrastructure, back-office systems for clearance, settlement and accounting, customer relationship management, compliance and risk software and systems, website functionality and access, databases, data center facilities and cloud computing, all of which are critical to our operations. To ensure reliability and to conform to regulatory requirements related to business continuity, we maintain backup systems and backup data, leverage cloud-based technology, and have a full-time offsite disaster recovery site to ensure business continuity during a potential wide-spread disruption. However, despite the preventive and protective measures in place, in the event of a wide-spread disruption of our systems or those of the third-parties upon whom we rely, our ability to satisfy the obligations to customers and other securities firms may be significantly hampered or completely disrupted.

Failure to protect client data or prevent breaches of our information systems could expose us to liability or reputational damage.

We are dependent on information technology networks and systems to securely process, transmit and store electronic information and to communicate among our branch offices and with our clients and vendors. As the breadth and complexity of this infrastructure continues to grow, the potential risk of security breaches and cyber-attacks increases. As a financial services company, we are continuously subject to cyber-attacks by third parties. Any such security breach could lead to shutdowns or disruptions of our systems and potential unauthorized disclosure of confidential information. In addition, vulnerabilities of our external service providers and other third parties could pose security risks to client information. The secure transmission of confidential information over public networks is also a critical element of our operations.

In providing services to clients, we manage, utilize and store sensitive and confidential client data, including personal data. As a result, we are subject to numerous laws and regulations designed to protect this information, such as U.S. federal and state laws governing the protection of personally identifiable information. These laws and regulations are increasing in complexity and number, change frequently and sometimes conflict. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions. Unauthorized disclosure of sensitive or confidential client data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, unauthorized access to or through our information systems, whether by our employees or third parties, including a cyber-attack by third parties who may deploy viruses, worms or other malicious software programs, could result in negative publicity, significant remediation costs, legal liability, and damage to our reputation and could have a material adverse effect on our results of operations. In addition, our liability insurance might not be sufficient in type or amount to cover us against claims related to security breaches, cyber-attacks and other related breaches.

We may be exposed to damage to our business or our reputation by cybersecurity breaches.

As the world becomes more interconnected through the use of the internet and users rely more extensively on the internet and the cloud for the transmission and storage of data, such information becomes more susceptible to incursion by hackers and other parties intent on stealing or destroying data on which we or our customers rely. We face an evolving landscape of cybersecurity threats in which hackers use a complex array of means to perpetrate cyber-attacks, including the use of stolen access credentials, malware, ransomware, phishing, structured query language injection attacks, and distributed denial-of-service attacks, among other means. These cybersecurity incidents have increased in number and severity and it is expected that these trends will continue. Should we be affected by such an incident, we may incur substantial costs and suffer other negative consequences, which may include:

- Remediation costs, such as liability for stolen assets or information, repairs of system damage, and incentives to customers or business partners in an effort to maintain relationships after an attack;

- Increased cybersecurity protection costs, which may include the costs of making organizational changes, deploying additional personnel and protection technologies, training employees, and engaging third party experts and consultants;

- Lost revenues resulting from the unauthorized use of proprietary information or the failure to retain or attract customers following an attack;

- Litigation and legal risks, including regulatory actions by state and federal regulators; and

- Loss of reputation.

Increasingly, intruders attempt to steal significant amounts of data, including personally identifiable data and either hold such data for ransom or release it onto the internet, exposing our clients to financial or other harm and thereby significantly increasing our liability in such cases. Our regulators have introduced programs to review our protections against such incidents which, if they determined that our systems do not reasonably protect our clients' assets and their data, could result in enforcement activity and sanctions.

We have and continue to introduce systems and software to prevent any such incidents and review and increase our defenses to such issues through the use of various services, programs and outside vendors. We contract cybersecurity consultants and also review and revise our cybersecurity policy to ensure that it remains up to date. It is impossible, however, for us to know when or if such incidents may arise or the business impact of any such incident.

As a result of such risks, we have and are likely to incur significant costs in preparing our infrastructure and maintaining it to resist any such attacks.

An increase in volume on our systems or other events could cause them to malfunction.

Most of our trade orders are received and processed electronically. This method of trading is heavily dependent on the integrity of the electronic systems supporting it. While we have never experienced a significant failure of our trading systems, heavy stress placed on our systems during peak trading times could cause our systems to operate at unacceptably low speeds or fail altogether. Any significant degradation or failure of our systems or the systems of third parties involved in the trading process (e.g., online and internet service providers, record keeping and data processing functions performed by third parties, and third party software), even for a short time, could cause customers to suffer delays in trading. These delays could cause substantial losses for customers and could subject us to claims from these customers for losses. There can be no assurance that our network structure will operate appropriately in the event of a subsystem, component or software failure. In addition, we cannot assure that we will be able to prevent an extended systems failure in the event of a power or telecommunications failure, an earthquake, terrorist attack, fire or any act of God. Any systems failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and operating results.

Rapid market or technological changes may render our technology obsolete or decrease the attractiveness of our products and services to our clients.

We must continue to enhance and improve our technology and electronic services, and expect to increase investments in our own technology. The electronic financial services industry is characterized by significant structural changes, increasingly complex systems and infrastructures, changes in clients' needs and preferences, and new business models. If new industry standards and practices emerge and our competitors release new technology before us, our existing technology, systems and electronic trading services may become obsolete or our existing business may be harmed.

Our future success will depend on our ability to:

● Enhance our existing products and services;

● Develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our clients and prospective clients;

● Continue to attract highly-skilled technology personnel; and

● Respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Developing our electronic services, our implementation and utilization of our robo-advisor and other technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our electronic trading platform, information databases and network infrastructure to client requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements, our clients may forego the use of our products and use those of our competitors.

Further, the adoption of new internet, networking or telecommunications technologies may require us to devote substantial resources to modify and adapt our services. We cannot assure that we will be able to successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to client requirements or emerging industry standards. We cannot assure that we will be able to respond in a timely manner to changing market conditions or client requirements.

Risks Related to Our Business Operations

Our management identified a material weakness in our internal control over financial reporting which could, if not remediated, result in material misstatements in our consolidated financial statements.

Our management is responsible for establishing and maintaining adequate internal controls over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. As disclosed in this report, we evaluated the effectiveness of our internal control over financial reporting and identified a material weakness as of December 31, 2023. The material weakness is that we did not design and maintain effective controls over certain information technology ("IT") or general computer controls for information systems that are relevant to the preparation of the consolidated financial statements. Specifically, we did not design and maintain user access controls to ensure appropriate segregation of duties and adequate restricted user and privileged access to financial applications, data and programs to the appropriate personnel. The IT deficiencies did not result in adjustments to the consolidated financial statements.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. If not remediated, the material weakness identified above could result in material misstatements in our consolidated financial statements. In addition, if we are unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, negatively affect investor confidence in our financial statements and adversely impact our stock price.

Potential strategic acquisitions and other business growth could increase costs and regulatory and integration risks.

Acquisitions involve risks that could adversely affect our business. We may pursue acquisitions of businesses and technologies. Acquisitions and other transactions entail numerous risks, including:

● Difficulties in the integration of acquired operations, services and products;

- Failure to achieve expected synergies;

- Diversion of management's attention from other business concerns;

- Assumption of unknown material liabilities of acquired companies;

- Amortization of acquired intangible assets, which could reduce future reported earnings;

- Potential loss of clients or key employees of acquired companies; and

- Dilution to existing stockholders.

As part of our growth strategy, we regularly consider and from time to time engage in discussions and negotiations regarding transactions such as acquisitions, mergers, combinations and partnerships within our industry. The purchase price for possible acquisitions could be paid in cash, through the issuance of our common stock or other securities, borrowings or a combination of these methods.

Our transactions are typically subject to closing conditions including regulatory approvals and the absence of material adverse changes in the business, operations or financial condition of the entity or part of an entity being acquired or sold. To the extent we enter into an agreement to buy or sell an entity or part of an entity, there can be no guarantee that the transaction will close when expected or at all. If a material transaction does not close our stock price could decline.

We cannot be certain that we will be able to identify, consummate and successfully integrate acquisitions, and no assurance can be given with respect to the timing, likelihood or business effect of any possible transaction. For example, we could begin negotiations that we subsequently decide to suspend or terminate for a variety of reasons. However, opportunities may arise that we will evaluate and any transactions that we consummate would involve risks and uncertainties to us. These risks could cause the failure of any anticipated benefits of an acquisition to be realized, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend on our ability to attract and retain key personnel.

We are dependent upon our key personnel for our success and the loss of the services of any of these individuals could significantly harm our business, financial condition and operating results.

We do not own the Muriel Siebert and Siebert names, but we may use them as part of our corporate name pursuant to a license agreement. Use of the names by other parties or the expiration or termination of our license agreement may harm our business.

We have entered into a license agreement with the Muriel Siebert Estate / Foundation under which we have a license to use the "Muriel Siebert" and "Siebert" name until 2025. In the event that the license agreement is terminated, or if the license agreement is not renewed or extended beyond 2025, we may be required to change our name and cease using the name. Any of these events could disrupt our recognition in the marketplace and otherwise harm our business.

Our customers may fail to pay us.

A principal credit risk to which we are exposed on a regular basis is that our customers may fail to pay for their purchases or fail to maintain the minimum required collateral for amounts borrowed against securities positions maintained by them. We cannot assure that our practices and/or the policies and procedures we have established will be adequate to prevent a significant credit loss.

Our advisory services subject us to additional risks.

We provide investment advisory services to investors. Through our RIA, SNXT, we offer robo-advisory and investment services. The risks associated with these investment advisory activities include those arising from possible conflicts of interest, unsuitable investment recommendations, inadequate due diligence, inadequate disclosure and fraud. Realization of these risks could lead to liability for client losses, regulatory fines, civil penalties and harm to our reputation and business.

Certain employees, directors and affiliates of RISE and Siebert own equity in RISE Financial Services, LLC

During the first quarter of 2022, RISE issued and Siebert sold membership interests in RISE to certain employees, directors, and affiliates of RISE and Siebert ranging from 1% to 2% individually. This amount represented, as of the date of this Report, an aggregate of 7% of the total issued and outstanding membership interests in RISE. As of the date of this Report, Gloria E. Gebbia owns approximately 24% of RISE. As a result, the interests of the employees, directors, and affiliates of RISE and Siebert who own equity in RISE may differ from the interests of shareholders of Siebert.

Risks Related to Our Common Stock

There may be a limited public market for our common stock; Volatility.

13,255,556 shares of our common stock, or approximately 33.3% of our shares of our common stock outstanding, are currently held by non-affiliates as of May 1, 2024. A stock with a small number of shares held by non-affiliates, known as the "float," will generally be more volatile than a stock with a large float. Although our common stock is traded on the Nasdaq Capital Market, there can be no assurance that an active public market will continue.

Our principal shareholder has significant influence over us.

Gloria E. Gebbia, who is a director of Siebert, the managing member of Kennedy Cabot Acquisition, LLC ("KCA") and the spouse of Siebert's Chief Executive Officer, has, along with other family members, the power to nominate six directors to the Board of Directors and owns approximately 43% of our common stock. As a result, they have significant influence on matters submitted to a vote of shareholders.

Future sales of our common stock in the public market could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market by new issuances or through sales by existing shareholders, or the perception in the market that we or the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock and make it more difficult for investors to sell common stock at a time and price that investors deem appropriate.

On April 27, 2023, Siebert entered into a Stock Purchase Agreement (the "First Tranche Stock Purchase Agreement") with Kakaopay Corporation ("Kakaopay"), a company established under the Laws of the Republic of Korea, pursuant to which Siebert issued to Kakaopay 8,075,607 shares of Siebert's common stock, which represented at the time of issuance 19.9% of the outstanding equity securities of Siebert on a fully diluted basis. The First Tranche closed on May 18, 2023 and, in connection therewith, we entered into a Registration Rights and Lock-Up Agreement, dated as of May 19, 2023 (the "Registration Rights Agreement"), with Kakaopay. In accordance with the Registration Rights Agreement and the Settlement Agreement (as defined below), in January 2024 we filed a Form S-3 registration statement with the SEC registering these shares for resale. However, since we filed this Report after its scheduled due date, we no longer satisfy the eligibility requirements for use of registration statements on Form S-3, which requires that we file in a timely manner all reports required to be filed during the prior twelve calendar months. As a result, we have suspended use of the registration statement on Form S-3. Kakaopay may still sell shares pursuant to Rule 144 under the Securities Act of 1933, as amended, prior to the filing of any future registration statement. The number of shares of common stock could be significant in relation to our currently outstanding common stock and the historical trading volume of our common stock. The sale by Kakaopay of all or a significant portion of the shares of common stock could have a material adverse effect on the market price of our common stock. In addition, the perception in the public markets that Kakaopay might sell all or a portion of the shares of common stock could also, in and of itself, have a material adverse effect on the market price of our common stock.

The price of our common stock in the public markets has experienced, and may in the future experience, extreme volatility due to a variety of factors, many of which are beyond our control.

Since our common stock started trading on the Nasdaq Capital Market, our common stock has been relatively thinly traded and at times been subject to price volatility. The average daily trading volume from January 1, 2023 to December 31, 2023 was approximately 77,052 shares.

We believe that the trading price of our common stock has at times been influenced by trading factors other than industry or Company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites), speculation in the press, in the investment community, or on the internet, including on online forums and social media, about Siebert, our industry or our security's access to margin debt, trading in options and other derivatives on our common stock, and the amount and status of short interest in our securities (including a "short squeeze"). A "short squeeze" is a technical market condition that occurs when the price of a stock increases substantially, forcing market participants who had taken a position that its price would fall (i.e., who had sold the stock "short"), to buy it, which in turn may create significant, short-term demand for the stock not for fundamental reasons, but rather due to the need for such market participants to acquire the stock in order to forestall the risk of even greater losses. A "short squeeze" condition in the market for a stock can lead to short-term conditions involving very high volatility and trading that may or may not track fundamental valuation models.

As a result of the foregoing, investors in our common stock may be subject to the risk of significant, short-term price volatility of our common stock and the trading price of our common stock could decline for reasons unrelated to our business, financial condition, or results of operations. Further, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Our future ability to pay dividends to holders of our common stock is subject to the discretion of our Board of Directors and will be limited by our ability to generate sufficient earnings and cash flows.

We did not pay any dividends in 2023 or 2022. Payment of future cash dividends on our common stock will depend on our ability to generate earnings and cash flows. However, sufficient cash may not be available to pay such dividends. Payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend upon a number of factors that the Board of Directors deems relevant, including future earnings, the success of our business activities, capital requirements, the general financial condition and future prospects of our business and general business conditions. If we are unable to generate sufficient earnings and cash flows from our business, we may not be able to pay dividends on our common stock.

Our ability to pay cash dividends on our common stock is also dependent on the ability of our subsidiaries to pay dividends or capital distributions to Siebert. MSCO and RISE are subject to various regulatory requirements relating to liquidity, capital standards and the use of client funds and securities, which may limit funds available for payments to Siebert. The ability of our subsidiaries to pay dividends or capital distributions to Siebert may also be subject to regulatory approval.

Risks Related to Our Industry and Market

Securities market volatility and other securities industry risk could adversely affect our business.

Most of our revenues are derived from our securities brokerage business. Like other businesses operating in the securities industry, our business is directly affected by volatile trading markets, fluctuations in the volume of market activity, economic and political conditions, upward and downward trends in business and finance at large, legislation and regulation affecting the national and international business and financial communities, currency values, inflation, market conditions, the availability and cost of short-term or long-term funding and capital, the credit capacity or perceived credit-worthiness of the securities industry in the marketplace and the level and volatility of interest rates. We also face risks relating to losses resulting from the ownership of securities, counterparty failure to meet commitments, customer fraud, employee fraud, issuer fraud, errors and misconduct, failures in connection with the processing of securities transactions and litigation. A reduction in our revenues or a loss resulting from our ownership of securities or sales or trading of securities could have a material adverse effect on our business, results of operations and financial condition. In addition, as a result of these risks, our revenues and operating results may be subject to significant fluctuations from quarter to quarter and from year to year.

Interest rate changes could affect our profitability.

The direction and level of interest rates are important factors in our earnings. Our earnings are affected by the difference between the interest rates earned on interest-earning assets such as loans and investment securities and interest rates paid on interest-bearing liabilities such as deposits and borrowings. Increases in interest rates positively impact our revenue from margin and other interest income, and distribution fees received from money market securities.

As the U.S. economy remains in a strong recovery, aided by fiscal and monetary policies, inflation has been rising at historically high rates, and the Federal Reserve may raise, maintain or lower rates in the future. Although we believe we may benefit from the current interest rate environment, higher interest rates may cause our funding costs to increase if market conditions or the competitive environment induces us to raise our interest rates to avoid losing deposits, or replace deposits with higher cost funding sources without offsetting increases in yields on interest-earning assets which can reduce our interest revenue.

A prolonged economic slowdown, volatility in the markets, a recession, and uncertainty in the markets could impair our business and harm our operating results.

Our businesses are, and will continue to be, susceptible to economic slowdowns, recessions and volatility in the markets, which may lead to financial losses for our customers, and a decrease in revenues and operating results. In addition, global macroeconomic conditions and U.S. financial markets remain vulnerable to the potential risks posed by exogenous shocks, which could include, among other things, political and financial uncertainty in the U.S. and the European Union, renewed concern about China's economy, conflict with Russia and Ukraine, the conflict in Israel and the Gaza Strip, complications involving terrorism and armed conflicts around the world, or other challenges to global trade or travel. More generally, because our business is closely correlated to the macroeconomic outlook, a significant deterioration in that outlook or an exogenous shock would likely have an immediate negative impact on our overall results of operations.

There is intense competition in the brokerage industry.

We encounter significant competition from full-commission, no commission, online and other discount brokerage firms, as well as from financial institutions, mutual fund sponsors, venture-backed technology and cryptocurrency firms, and other organizations. Over the past several years, price wars and lower or no commission rates in the discount brokerage business in general have strengthened our competitors. In addition, while the decline of commissions has been ongoing for decades, some of our competitors charging zero commissions on trades could potentially have an adverse effect on our commission revenue.

The securities brokerage industry has experienced significant consolidation, which may continue in the future, likely increasing competitive pressures in the industry. Consolidation could enable other firms to offer a broader range of products and services than we do, or offer them on better terms, such as higher interest rates paid on cash held in client accounts. We believe that such changes in the industry will continue to strengthen existing competitors and attract additional competitors such as banks, insurance companies, providers of online financial and information services, and others. Many of these competitors are larger, more diversified, have greater capital resources, and offer a wider range of services and financial products than we do. We compete with a wide variety of vendors of financial services for the same customers. Many of these competitors conduct extensive marketing campaigns and may have or achieve exceptional market name recognition. We may not be able to compete effectively with current or future competitors with stronger capital position, greater name recognition or who partner or combine with other larger firms.

Some competitors in the discount brokerage business offer services which we may not offer. In addition, some competitors have continued to offer flat rate execution fees that are lower than some of our published rates. Industry-wide changes in trading practices are expected to cause continuing pressure on fees earned by discount brokers for the sale of order flow. Continued or increased competition from ultra-low cost, flat-fee brokers and broader service offerings from other discount brokers could limit our growth or lead to a decline in our customer base which would adversely affect our business, results of operations and financial condition. Further, if we are not able to update or adapt our products and services to take advantage of the latest technologies and standards, or are otherwise unable to offer services to mobile and desktop computing platforms to a growing self-directed investor market, it could have a material adverse effect on our ability to compete.

Lower price levels in the securities markets may reduce our profitability.

Lower price levels of securities may result in (i) reduced volumes of securities, options and futures transactions, with a consequent reduction in our commission revenues, and (ii) losses from declines in the market value of securities we hold in investment. In periods of low volume, our levels of profitability are further adversely affected because certain of our expenses remain relatively fixed. Sudden sharp declines in market values of securities and the failure of issuers and counterparties to perform their obligations can result in illiquid markets which, in turn, may result in us having difficulty selling securities. Such negative market conditions, if prolonged, may lower our revenues. A reduction in our revenues could have a material adverse effect on our business, results of operations and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity presents significant challenges to the business community in general, as well as to the financial services industry. Increasingly, bad actors, both domestically and internationally, attempt to steal personal data and/or interrupt the normal functioning of businesses through accessing individuals' and companies' files and equipment connected to the internet. Recently, intruders have become increasingly sophisticated and use deceptive methods to steal funds and personally identifiable information which they either take for their own purposes, release to the internet, or hold for ransom. Regulators are increasingly requiring companies to provide more advanced levels of cybersecurity measures.

Our cybersecurity program aims to identify, manage, and mitigate cybersecurity risks – both internal and client-facing. We continue to maintain systems and ongoing planning measures to minimize the disruption of our services to clients as well as to prevent the loss of data concerning our clients, their financial affairs, and company-privileged information from cybersecurity incidents.

Cybersecurity Risk Management & Strategy

We utilize the widely recognized National Institute of Standards and Technology ("NIST") Cybersecurity Framework ("CSF") as the foundation of our cybersecurity program, with strategic direction aligned to the following core functions:

- Identify: We continuously assess our systems, data, and vulnerabilities to understand our cybersecurity risk profile. We enlist third-party cybersecurity consultants and vendors to support our cybersecurity efforts, tapping into their specialized knowledge and insights to assess and test the effectiveness of our cybersecurity program and to inform decision-making on detection and the deployment of defense measures, commensurate with our risk profile. As part of our Vendor Risk Management program, we periodically examine our third-party providers' and vendors' risks by reviewing the content and enforcement of their cybersecurity standards, policies, and procedures. We also employ real-time monitoring to detect suspicious activity in order to minimize risks associated with data breaches or other security incidents that may arise from third-party sources or insider threats.

- Protect: We implement technical safeguards, including access controls, data encryption, network security, endpoint protection, and regular vulnerability patching. Our employee training and awareness programs are designed to improve cybersecurity awareness throughout the organization, and we are committed to educating our employees on security best practices coupled with industry-relevant context such as anti-money laundering, social engineering, and fraud.

- Detect: We employ automated monitoring tools and operational procedures for timely detection of anomalies, cybersecurity events, and potential cybersecurity incidents.

- Respond: We have a Security Incident Response Plan, supported by operational procedures, to help guide response teams to prioritize and execute containment, investigation, eradication, and communication for confirmed cybersecurity incidents or breaches.

- Recover: Our Business Continuity & Disaster Recovery Plan is in place to enable response to significant business disruptions and timely restoration of systems, data, and business operations following confirmed cybersecurity incidents or disaster scenarios.

We also incorporate industry-relevant context and emphasize security considerations beyond the core NIST CSF functions:

- Regulatory Compliance: We integrate cybersecurity controls that address requirements of FINRA, SEC, and other relevant regulatory bodies.

- Financial Transaction Security: We employ specific fraud detection and prevention measures to protect client funds and trading operations.

- Market Integrity: We strive to safeguard systems and data that contribute to fair and efficient markets.

However, this does not mean that we meet any particular technical standards, specifications, or requirements, but only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity program is integrated into our overall risk management process by providing periodic updates to certain members of the management team which in turn regularly provide updates to our Board of Directors.

As of the filing of this Report, we are not aware of any cybersecurity incidents that have occurred since the beginning of 2023 that have materially affected, or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. We acknowledge that we cannot eliminate all security risks within our organization, and we cannot guarantee that any undetected cybersecurity incidents have occurred. For additional information about these risks, see Part I, Item 1A, - Risk Factors of this Report.

Cybersecurity Governance

The management and assessment of cybersecurity risks and related risk management processes are handled primarily by our Chief Information Security Officer ("CISO"), whose experience includes approximately 25 years of cybersecurity experience leading and building cybersecurity programs for global Fortune 500 companies. Our CISO's extensive cybersecurity background is supplemented with industry-leading certifications and credentials such as Cisco's CCIE Security, Palo Alto Networks (PNCSE, PCDRA, PSE), Juniper Networks (JNCIS), and Checkpoint (CCSE) specializations on Endpoint Detection and Security Architecture. Our Chief Technology Officer ("CTO"), whose experience includes approximately 25 years of managing technology strategy and programs at public financial services organizations, also has key responsibilities and input into the management of our cybersecurity risks from a technology perspective. In order to monitor the prevention, detection, mitigation and remediation of cybersecurity incidents, our CISO, CTO, and respective technology and operations teams monitor the cybersecurity threat landscape, plan and implement security controls, and detect and respond to cybersecurity threats and incidents using a combination of security tooling, automated systems, and manual processes.

Our Board of Directors, through its Audit Committee, oversees the cybersecurity risk management program. The Board of Directors and the Audit Committee are informed about risks from cybersecurity threats through periodic updates and reports provided by management. The periodic updates include briefing materials on our security posture, emerging cybersecurity threats and risks, cybersecurity incident response planning, significant cybersecurity incidents and breaches, and cybersecurity-related matters involving third parties or vendors.

ITEM 2. PROPERTIES

We currently maintain 11 branch offices and customers can visit our branch offices to obtain market information, place orders, open accounts, deliver and receive checks and securities, and obtain related customer services in person. Nevertheless, most of our activities are conducted on the internet or by telephone and mail. We operate our business out of the following branch offices:

	Approximate Square Feet
Corporate Headquarters	
Miami Beach, FL – 653 Collins Avenue	12,000
Branch Offices	
Beverly Hills, CA – 190 N Canon	900
Beverly Hills, CA – 9378 Wilshire	3,500
Boca Raton, FL	1,600
Boston, MA	1,700
Calabasas, CA	3,200
Horsham, PA	2,000
Jersey City, NJ	11,000
Omaha, NE	2,900
Seal Beach, CA	800
Tampa, FL	1,000
New York, NY	8,000

ITEM 3. LEGAL PROCEEDINGS

We are party to certain claims, suits and complaints arising in the ordinary course of business.

As of the date of this Report, we do not expect that these claims, suits and complaints will have a material impact on our results of operations or financial position.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock trades on the Nasdaq Capital Market, under the symbol "SIEB."

Holders

As of April 2, 2024, there were 73 holders of record of our common stock based on information provided by our transfer agent. The number of stockholders of record does not reflect the number of individual or institutional stockholders that beneficially own our stock because most stock is held in the name of nominees. Based on information available to us, we believe there are approximately 3,782 beneficial holders of our common stock as of February 9, 2024.

Dividend Policy

No dividends were paid to shareholders during 2023 and 2022. Our Board of Directors periodically considers whether to declare dividends, and any future decision to pay dividends is at the discretion of the Board of Directors. In considering whether to pay such dividends, our Board of Directors will review our earnings, capital requirements, economic forecasts and such other factors as are deemed relevant.

For information on securities authorized for issuance under our equity compensation plans, see "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Unregistered Sales of Equity Securities and Use of Proceeds

On May 18, 2023, we issued 8,075,607 shares of our common stock to Kakaopay as part of a transaction with Kakaopay. The common stock was issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended. Refer to Note 5 – Kakaopay Transaction for more detail.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in Part II, Item 8 - Financial Statements and Supplementary Data of this Report. In addition to our historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Report, particularly in Part I, Item 1A - Risk Factors.

Overview

We are a financial services company and provide a wide variety of financial services to our clients. We operate in business lines such as retail brokerage, investment advisory, insurance, and technology development through our wholly-owned and majority-owned subsidiaries.

Results in the businesses in which we operate are highly correlated to general economic conditions and, more specifically, to the direction of the U.S. equity and fixed-income markets. Market volatility, overall market conditions, interest rates, economic, political, and regulatory trends, and industry competition are among the factors which could affect us and which are unpredictable and beyond our control. These factors affect the financial decisions made by market participants who include investors and competitors, impacting their level of participation in the financial markets. In addition, in periods of reduced financial market activity, profitability is likely to be adversely affected because certain expenses remain relatively fixed, including salaries and related costs, as well as portions of communications costs and occupancy expenses. Accordingly, earnings for any period should not be considered representative of earnings to be expected for any other period.

Trends and Key Factors Affecting our Operations

Interest Rates

We are exposed to market risk from changes in interest rates. Such changes in interest rates primarily impact revenue from interest, marketing, and distribution fees. We primarily earn interest, marketing and distribution fees from margin interest charged on clients' margin balances, interest on cash and securities segregated for regulatory purposes, and distribution fees from money market mutual funds in clients' accounts. Securities segregated for regulatory purposes consist solely of U.S. government securities. If prices of U.S. government securities within our portfolio decline, we anticipate the impact to be temporary as we intend to hold these securities to maturity. We seek to mitigate this risk by managing the average maturities of our U.S. government securities portfolio and setting risk parameters for securities owned, at fair value.

Technology Initiatives

During 2022 and 2023 we terminated agreements with prior technology vendors that were primarily developing our Retail Platform, refer to Note 7 - Prepaid Service Contract and Note 10 – Software, Net for further detail. During 2023, we reassessed our technology needs and strategic direction and hired new technology personnel, changed our primary software development vendor, and made additional investments in technology development related to our Retail Platform and additional technology services for our customers.

We believe these changes will be key to creating a Retail Platform and additional technology services for the next generation of retail customers, correspondent clearing, as well as the overall growth of our business. The termination of agreements with our prior technology vendors had minimal impact on our current operations.

Recent Developments

Transaction with Kakaopay

On April 27, 2023, we entered into the First Tranche Stock Purchase Agreement with Kakaopay, a company established under the Laws of the Republic of Korea, pursuant to which we issued to Kakaopay 8,075,607 shares of our common stock at a per share price of Two Dollars Fifteen Cents ($2.15), which represented at the time of issuance 19.9% of our outstanding equity securities on a fully diluted basis (the "First Tranche"). Concurrent with the execution of the First Tranche Stock Purchase Agreement, Siebert and Kakaopay entered into a Stock Purchase Agreement (the "Second Tranche Stock Purchase Agreement"), pursuant to which we agreed to issue to Kakaopay additional shares at a per share price of Two Dollars Thirty Five Cents ($2.35), that would have resulted in Kakaopay owning 51% of the outstanding equity securities of Siebert on a fully diluted basis.

The First Tranche closed on May 18, 2023 and, in connection therewith, we entered into the Registration Rights Agreement and a Stockholders' Agreement (the "Original Stockholders' Agreement") with Kakaopay.

On December 19, 2023, we entered into a Termination and Settlement Agreement (the "Settlement Agreement") with Kakaopay, Kakaopay Securities Corp. ("Kakaopay Securities"), MSCO and certain Gebbia parties named therein. Under the Settlement Agreement, the parties mutually agreed to terminate the Second Tranche Stock Purchase Agreement. The parties terminated the Second Tranche Stock Purchase Agreement after reaching a compromise regarding their disagreement over, among other things, the occurrence of a "Purchaser Material Adverse Effect" in the Second Tranche Stock Purchase Agreement, and the ability of the closing conditions in the Second Tranche Stock Purchase Agreement to be satisfied. Certain related agreements were also terminated, including the Foreign Broker-Dealer Fee Sharing Agreement, dated April 27, 2023, between MSCO and Kakaopay Securities, and the Support and Restrictive Covenant Agreements by certain Gebbia stockholders, each dated April 27, 2023. The parties also agreed (i) to amend and restate the Original Stockholders' Agreement as described below, (ii) that Siebert will pay Kakaopay a fee of $5 million (payable in ten quarterly installments beginning on March 29, 2024) and (iii) to customary releases. Kakaopay continues to own the 8,075,607 shares of our common stock that it purchased from Siebert in May 2023, and Kakaopay agreed to certain standstill restrictions with respect to its ownership of our common stock, subject to certain conditions.

In connection with the foregoing, on December 19, 2023, we entered into an Amended and Restated Stockholders' Agreement (the "A&R Stockholders' Agreement") with Kakaopay, certain stockholders listed on Schedule I thereto and John J. Gebbia (in his individual capacity and as representative of the Gebbia Stockholders (as defined therein)) to amend and restate the Original Stockholders' Agreement.

Under the A&R Stockholders' Agreement, Kakaopay is entitled to nominate one director to our board of directors (the "Board") and the Gebbia Stockholders are entitled to designate six directors to the Board, in each case, subject to certain conditions. Kakaopay and each Gebbia Stockholder agreed to vote all shares of common stock held by such stockholder to elect directors nominated by Kakaopay and Gebbia Stockholders.

The A&R Stockholders' Agreement also, among other things, provides that certain specified events, including certain significant merger and acquisition transactions and related party transactions, stock exchange delistings, amendments to organizational documents that materially and disproportionally prejudice Kakaopay and certain equity issuances, will require the prior written consent of two-thirds of the Board, including at least one Kakaopay director and one Gebbia director. The A&R Stockholders' Agreement also provides Siebert and the non-transferring party a right of first refusal if Kakaopay or any of the Gebbia Stockholders desires to accept a bona fide offer to transfer all or any portion of its or their shares, subject to certain exceptions, and includes tag-along rights in favor of Kakaopay and the Gebbia Stockholders. The A&R Stockholders' Agreement will terminate at such time as either the Gebbia Stockholders, in the aggregate, or Kakaopay, hold less than five percent of the issued and outstanding Common Stock on a fully-diluted basis.

We incurred $5,943,000 associated with the termination of the transaction with Kakaopay which is recorded in the line item "Transaction termination costs" in the consolidated statements of operations. This amount consisted of the $5,000,000 fee to Kakaopay (payable in ten quarterly installments beginning on March 29, 2024) adjusted for the present value of the payments, as well as legal and other consulting costs associated with the transaction of approximately $1,481,000.

RISE

RISE was an institutional brokerage for which all its revenue producing customers transitioned to other prime service providers by the first quarter of 2022. Net revenue from customers that have transitioned to other prime service providers was approximately $0.3 million for the year ended December 31, 2022. During 2022, there were various transactions involving the ownership of RISE. Refer to Note 3 – Transactions with Tigress and Hedge Connection and Note 4 – RISE for additional detail.

As part of this transition, Siebert had an agreement with JonesTrading Institutional Service, LLC ("JonesTrading") whereby JonesTrading pays RISE a percentage of the net revenue produced by certain historical clients of RISE less any related expenses. For the years ended December 31, 2023 and 2022, this agreement resulted in income of $265,000 and $137,000, respectively, which is recorded in the line item "Other income" in the consolidated statements of operations.

As a result of the transactions described in Note 3 – Transactions with Tigress and Hedge Connection, Siebert's ownership in RISE increased to 68% and, therefore, Siebert continued to consolidate RISE from October 18, 2022 through December 31, 2022. There have been no further transactions completed by Siebert related to RISE's membership interests for the year ended December 31, 2023.

Transactions with Tigress and Hedge Connection

On November 16, 2021, we purchased 24% of the outstanding membership interests in Tigress, a disabled and woman-owned financial services firm, in exchange for 24% of RISE and shares of Siebert common stock. On January 21, 2022, we purchased 20% of Hedge Connection, a woman-owned fintech company, and an option to acquire the remaining interest in Hedge Connection in exchange for consideration of $600,000 and 3.33% of RISE.

As part of these transactions, Tigress' founder, Cynthia DiBartolo, continued as CEO of Tigress, and assumed the position as CEO of RISE. Gloria E. Gebbia, one of Siebert's and RISE's directors, assumed the position of Chief Impact Officer at RISE. Ms. DiBartolo was appointed to Siebert's and RISE's Board of Directors and Ms. Gebbia was appointed to Tigress' Board of Directors. In addition, Lisa Vioni, founder of Hedge Connection, provided RISE with the right to appoint one director to the Board of Directors of Hedge Connection, and Ms. Vioni was appointed to the Board of Directors of RISE as well as to the position of President of RISE Prime – Capital Introduction, a division of RISE.

Based upon the strategic direction of these ventures, management of the respective businesses decided to unwind the original transactions with Siebert, RISE, Hedge Connection and Tigress. As a result, we exchanged our 7% ownership of Tigress for all of Tigress' ownership of RISE. We also entered into an agreement with Hedge Connection whereby we re-conveyed 20% of the common stock of Hedge Connection and the related option to acquire 100% of Hedge Connection in exchange for 3.17% of RISE and the cancellation of Siebert's note payable to Hedge Connection.

As part of these agreements, Ms. DiBartolo and Ms. Vioni resigned from their respective positions within Siebert and RISE. Gloria E. Gebbia also resigned from her position within Tigress.

The financial impact of the transaction with Hedge Connection was a one-time loss of $719,000 for the year ended December 31, 2022, which is in the line item "Loss on sale of equity method investment in related party" on the consolidated statements of operations. The Company recognized impairment charges of its investment in Tigress of approximately $185,000 and $4,015,000 during the years ended December 31, 2023 and 2022, respectively, which are in the line item "Impairment of investments" on the consolidated statements of operations. Refer to Note 3 – Transactions with Tigress and Hedge Connection for further detail on the terms and accounting treatment of these transactions.

Client Account and Activity Metrics

The following tables set forth metrics we use in analyzing our client account and activity trends for the periods indicated.

Client Account Metrics – Retail Customers

	As of December 31,			
	2023		**2022**	
Retail customer net worth (in billions)	$	15.9	$	13.5
Retail customer margin debit balances (in billions)	$	0.3	$	0.4
Retail customer credit balances (in billions)	$	0.5	$	0.6
Retail customer money market fund value (in billions)	$	0.7	$	0.6
Retail customer accounts		153,727		122,394

- Retail customer net worth represents the total value of securities and cash in the retail customer accounts after deducting margin debits

- Retail customer margin debit balances represents credit extended to our customers to finance their purchases against current positions

- Retail customer credit balances represents client cash held in brokerage accounts

- Retail customer money market fund value represents all retail customers accounts invested in money market funds

- Retail customer accounts represents the number of retail customers

Account Growth Initiatives

During 2023, our management team engaged in several account growth initiatives that led to significant growth in our retail customer accounts from 2022. The primary drivers of this growth were related to a partnership with NFS as well as new retail accounts from corporate services.

Consolidated Statements of Operations and Financial Condition

Consolidated Statements of Operations for the Years Ended December 31, 2023 and 2022

Revenue

Commissions and fees for the year ended December 31, 2023 were $7,541,000 and increased by $201,000 from the corresponding period in the prior year, primarily due to market conditions.

Interest, marketing and distribution fees for the year ended December 31, 2023 were $29,577,000 and increased by $12,343,000 from the corresponding period in the prior year primarily due to rising interest rates that resulted in an increase in margin interest income and interest income received on U.S. government securities and bank deposits.

Principal transactions and proprietary trading for the year ended December 31, 2023 were $13,094,000 and increased by $9,351,000 from the corresponding period in the prior year, primarily due to the factors discussed below.

The increase in realized and unrealized gain on primarily riskless principal transactions was primarily due to market conditions. The increase in unrealized gain on our portfolio of U.S. government securities was due to the following. We invested in 1-year treasury bills and 2-year treasury notes in order to enhance our yield on excess 15c3-3 deposits. During 2022, there was an increase in U.S. government securities yields, which created an unrealized loss on our U.S. government securities portfolio. In 2023, we recorded the reversal of the unrealized loss resulting in a realized and unrealized gain due to the securities coming closer to maturity, the latest maturity being April 2025. We continually invest in U.S. government securities based on market yields and cash needs.

Below is a summary of the change in the principal transactions and proprietary trading line item for the periods presented.

		Year Ended December 31	
	2023	2022	Year over Year Increase
Principal transactions and proprietary trading			
Realized and unrealized gain on primarily riskless principal transactions	$ 9,275,000	$ 7,643,000	$ 1,632,000
Realized and unrealized gain (loss) on portfolio of U.S. government securities	3,819,000	(3,900,000)	7,719,000
Total Principal transactions and proprietary trading	$ 13,094,000	$ 3,743,000	$ 9,351,000

Market making for the year ended December 31, 2023 was $1,304,000 and decreased by $1,139,000 from the corresponding period in the prior year, primarily due to market conditions.

Stock borrow / stock loan for the year ended December 31, 2023 was $16,172,000 and increased by $1,654,000 from the corresponding period in the prior year, primarily due to the growth of stock locate and securities lending businesses.

Advisory fees for the year ended December 31, 2023 were $1,928,000 and increased by $66,000 from the corresponding period in the prior year.

Other income for the year ended December 31, 2023 was $1,898,000 and decreased by $1,064,000 from the corresponding period in the prior year, primarily due to the termination of consulting fee income from a technology vendor.

Operating Expenses

Employee compensation and benefits for the year ended December 31, 2023 were $31,936,000 and increased by $3,202,000 from the corresponding period in the prior year, primarily due to an increase in commission payouts and incentive compensation.

Clearing fees, including execution costs for the year ended December 31, 2023 were $1,672,000 and decreased by $471,000 from the corresponding period in the prior year, primarily due to the elimination of RISE clearing and execution charges.

Technology and communications expenses for the year ended December 31, 2023 were $3,364,000 and decreased by $1,107,000 from the corresponding period in the prior year, primarily due to a decrease in technology costs related to RISE as well as a decrease in costs related to an agreement with a technology vendor that was terminated in 2022.

Other general and administrative expenses for the year ended December 31, 2023 were $4,410,000 and increased by $400,000 from the corresponding period in the prior year, primarily due to an increase in travel expenses as well as expense primarily related to the Miami office building.

Data processing expenses for the year ended December 31, 2023 were $3,236,000 and increased by $67,000 from the corresponding period in the prior year.

Rent and occupancy expenses for the year ended December 31, 2023 were $1,873,000 and decreased by $82,000 from the corresponding period in the prior year, primarily due to the elimination of certain leases in 2023.

Professional fees for the year ended December 31, 2023 were $4,459,000 and increased by $1,257,000 from the corresponding period in the prior year, primarily due to an increase in board of director compensation, executive officer compensation, as well as other consulting costs.

Depreciation and amortization expenses for the year ended December 31, 2023 were $2,020,000 and increased by $1,025,000 from the corresponding period in the prior year, primarily due to the write-off of certain technology assets in 2023.

Interest expense for the year ended December 31, 2023 was $263,000 and decreased by $177,000 from the corresponding period in the prior year, primarily due to the elimination in interest related to notes payable at the end of 2022.

Advertising and promotion expenses for the year ended December 31, 2023 were $155,000 and decreased by $388,000 from the corresponding period in the prior year, primarily due to a decrease in promotional costs for various marketing initiatives.

Non-Operating Income (Loss)

The earnings of equity method investment in related party for the year ended December 31, 2023 was $111,000 and increased by $107,000 from the corresponding period in the prior year, primarily due to an increase in our proportional income from our investment in Tigress.

The impairment of investments for the year ended December 31, 2023 was a loss of $1,035,000 and decreased by $2,980,000 from the corresponding period in the prior year, primarily due to the impairment of our investment in Tigress occurring in 2022, partially offset by the impairment in 2023 of our investment in a technology provider of a trading platform ("Trading Technology Provider").

Loss on sale of equity method investment in related party for the year ended December 31, 2023 was $0 and decreased by $719,000 from the corresponding period in the prior year due to our loss on the transactions between Siebert, RISE, Hedge Connection and Tigress in 2022.

Transaction termination costs for the year ended December 31, 2023 was $5,943,000 and increased by $5,943,000 from the corresponding period in the prior year due to costs associated with the termination of the Kakaopay transaction.

Provision For (Benefit From) Income Taxes

The provision for income taxes for the year ended December 31, 2023 was $3,415,000 and increased from the benefit for income taxes by $4,715,000 from the corresponding period in the prior year. The change from the corresponding period in the prior year is primarily due to substantial increase in pre-tax earnings for the year ended December 31, 2023. Refer to Note 18 – Income Taxes for additional detail.

Net Income (Loss) Attributable to Noncontrolling Interests

As further discussed in Note 2 – Summary of Significant Accounting Policies, we consolidate RISE's financial results into our consolidated financial statements and reflect the portion of RISE not held by Siebert as a noncontrolling interests in our consolidated financial statements. The net income attributable to noncontrolling interests for the year ended December 31, 2023 was $18,000, and increased by $1,018,000 from the corresponding period in the prior year, primarily due to expenses in RISE in 2022 associated with the exiting of the prime brokerage business.

Consolidated Statements of Financial Condition as of December 31, 2023 and 2022

Assets

Assets as of December 31, 2023 were $801,800,000 and increased by $73,752,000 from December 31, 2022, primarily due to an increase in securities borrowed, receivables from customers, and securities owned, at fair value, partially offset by a decrease in cash and cash equivalents.

Liabilities

Liabilities as of December 31, 2023 were $731,091,000 and increased by $52,963,000 from December 31, 2022, primarily due to an increase in securities loaned partially offset by a decrease in payables to customers and payables to non-customers.

Liquidity and Capital Resources

Overview

We expect to use our available cash, cash equivalents, and potential future borrowings under our debt agreements and potential issuance of new debt or equity, to support and invest in our core business, including investing in new ways to serve our customers, potentially seeking strategic acquisitions to leverage existing capabilities, and for general capital needs (including capital, deposit, and collateral requirements imposed by regulators and SROs). Based on our current level of operations, we believe our available cash, available lines of credit, overall access to capital markets, and cash provided by operations will be adequate to meet our current liquidity needs for the foreseeable future. As of the date of this Report, there are no known or material events that would require us to use large amounts of our liquid assets to cover expenses.

Kakaopay

The net capital infusion from Kakaopay to Siebert from the First Tranche was approximately $14.8 million after the issuance cost. This capital is currently being used to enhance our regulatory capital, and is primarily invested in U.S. government securities and is in the line item "Securities owned, at fair value" on the consolidated statements of financial condition.

Cash and Cash Equivalents

Our cash and cash equivalents were $5.7 million and $23.7 million as of December 31, 2023 and 2022, respectively.

Debt Agreements

We have a $4.3 million mortgage with East West Bank and an unutilized line of credit for short term overnight demand borrowing of up to $25 million with BMO Harris as of December 31, 2023. For the year ended December 31, 2023, we paid off our $2.7 million loan outstanding with East West Bank. As of December 31, 2023, we were in compliance with all covenants related to our debt agreements.

Cash Requirements

The following table summarizes our short- and long-term material cash requirements as of December 31, 2023.

	Payments Due By Period						
	2024	**2025**	**2026**	**2027**	**2028**	**Thereafter**	**Total**
Operating lease commitments	$ 938,000	$ 861,000	$ 694,000	$ 520,000	$ 443,000	$ —	$ 3,456,000
Kakaopay fee [1]	2,000,000	2,000,000	1,000,000	—	—	—	5,000,000
Mortgage with East West Bank [2]	84,000	88,000	91,000	95,000	98,000	3,857,000	4,313,000
Technology vendors [3]	2,097,000	—	—	—	—	—	2,097,000
Leasehold improvements [4]	671,000	—	—	—	—	—	671,000
Total	$ 5,790,000	$ 2,949,000	$ 1,785,000	$ 615,000	$ 541,000	$ 3,857,000	$ 15,537,000

[1] Pursuant to the Settlement Agreement with Kakaopay, Siebert will pay Kakaopay a fee of $5 million (payable in ten quarterly installments beginning on March 29, 2024.) See Management's Discussion and Analysis of Financial Condition and Results of Operations – Transaction with Kakaopay for further detail.

[2] On December 30, 2021, we purchased the Miami office building and financed part of the purchase price with a mortgage with East West Bank.

[3] In 2023 we entered into agreements with technology vendors for certain development projects related to our Retail Platform and equity management solutions. As of December 31, 2023, we have incurred approximately $0.5 million out of the $2.6 million total budget for these projects.

[4] On July 7, 2023, we entered into a lease agreement expiring in December 2028 for office space in the World Financial Center in New York City. The estimated build out cost for this office space is approximately $800,000. As of December 31, 2023, we have incurred approximately $129,000 out of the $800,000 of the estimated build out costs.

Shelf Registration Statement

On February 18, 2022, we filed a shelf registration statement on Form S-3 that was declared effective on March 2, 2022 by the SEC for the potential offering, issuance and sale by us of up to $100.0 million of our common stock, preferred stock, warrants to purchase our common stock and/or preferred stock, units consisting of all or some of these securities and subscription rights to purchase all or some of these securities. However, since we filed this Report after its scheduled due date, we no longer satisfy the eligibility requirements for use of registration statements on Form S-3, which requires that we file in a timely manner all reports required to be filed during the prior twelve calendar months. As a result, we have suspended use of the shelf registration statement.

At the Market Offering

On May 27, 2022, we entered into a Capital on Demand™ Sales Agreement with JonesTrading as agent, pursuant to which we may offer and sell, from time to time through JonesTrading, shares of our common stock having an aggregate offering amount of up to $9.6 million under our shelf registration statement on Form S-3. For the years ended December 31, 2023 and 2022, we did not sell any shares pursuant to this Sales Agreement. Refer to Note 21 – Commitments, Contingencies and Other for additional detail. As noted above, since we filed this Report after its scheduled due date, we no longer satisfy the eligibility requirements for use of registration statements on Form S-3. As a result, we have suspended use of the shelf registration statement and we are not able to access the At the Market program as of the date of this Report.

Net Capital, Reserve Accounts, Segregation of Funds, and Other Regulatory Requirements

MSCO is subject to the Uniform Net Capital Rules of the SEC (Rule 15c3-1) and the Customer Protection Rule (15c3-3) of the Exchange Act and maintains capital and segregated cash reserves in excess of regulatory requirements. Requirements under these regulations may vary; however, MSCO has adequate reserves and contingency funding plans in place to sufficiently meet any regulatory requirements. In addition to net capital requirements, as a self-clearing broker-dealer, MSCO is subject to cash deposit and collateral requirements with clearing houses, such as the DTCC and OCC, which may fluctuate significantly from time to time based upon the nature and size of clients' trading activity and market volatility. RISE, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 and the corresponding regulatory capital requirements.

MSCO can transfer funds to Siebert as long as it maintains its liquidity and regulatory capital requirements. RISE can transfer funds to its shareholders, of which Siebert is entitled to its proportional ownership interest, as long as RISE maintains its liquidity and regulatory capital requirements. For the years ended December 31, 2023 and 2022, MSCO and RISE had sufficient net capital to meet their respective liquidity and regulatory capital requirements. Refer to Note 19 – Capital Requirements for more detail on our capital requirements.

Cash Flows

Cash provided by and used in operating activities consisted of net income (loss) adjusted for certain non-cash items. Net operating assets and liabilities at any specific point in time are subject to many variables, including variability in customer activity, the timing of cash receipts and payments, and vendor payment terms. The total changes in our consolidated statements of cash flows, especially our operating cash flow, are not necessarily indicative of the ongoing results of our business as we have customer assets and liabilities on our consolidated statements of financial condition.

For the year ended December 31, 2023, cash used in operating activities increased by $5.7 million compared to 2022, which was primarily driven by an increase in working capital partially offset by an increase in net income. The net change of receivables and payables from / to customers, receivables and payables from / to non-customers, and securities borrowed and securities loaned between the periods offset each other.

For the year ended December 31, 2023, cash used in investing activities increased by $0.7 million compared to 2022, which was primarily driven by the build out of the Miami office building as well as investment in our Retail Platform and other technology initiatives in 2023.

For the year ended December 31, 2023, cash flows provided by financing activities increased by $17.3 million compared to 2022, which was primarily driven by the issuance of the Company's common stock related to the transaction with Kakaopay. Refer to Note 5 – Kakaopay Transaction for additional detail.

Long Term Contracts

Effective August 1, 2021, MSCO entered into an amendment to its clearing agreement with NFS that, among other things, extends the term of their arrangement for an additional four-year period commencing on August 1, 2021 and ending July 31, 2025. As part of this agreement, we received a one-time business development credit of $3 million, and NFS will pay us four annual credits of $100,000 over the term of the agreement. The amendment also provides for an early termination fee; however, as of December 31, 2023, we do not expect to terminate the contract with NFS before the end of the contract term. Refer to Note 16 – Deferred Contract Incentive and Note 21 – Commitments, Contingencies and Other for additional detail.

Effective June 2023, MSCO entered into an amendment to its service agreement with Broadridge Securities Processing Solutions, LLC that, among other things, extends the term of their arrangement for a five-year period ending June 2028, with an option to terminate after three years. The total minimum expense for this arrangement is estimated at approximately $1.2 million over the duration of the contract.

Off-Balance Sheet Arrangements

We enter into various transactions to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. In the normal course of business, our customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose us to off-balance sheet risk in the event the customer or other broker is unable to fulfill their contracted obligations and we are forced to purchase or sell the financial instrument underlying the contract at a loss. There were no material losses for unsettled customer transactions for the years ended December 31, 2023 and 2022. Refer to Note 20 – Financial Instruments with Off-Balance Sheet Risk for additional detail.

Transaction with J2 Financial Technology

On January 18, 2024, Siebert Technologies, LLC ("STCH") entered into a Purchase Agreement (the "Purchase Agreement") with J2 Financial Technology, Inc., d/b/a "Guild", a Delaware corporation.

Under the Purchase Agreement, STCH purchased a mobile self-directed trading app for the total purchase price of $385,000. The purchase price consisted of 200,000 restricted shares of our common stock (priced at the historical 30-day moving average as of January 18, 2024) worth approximately $350,000 and $35,000 cash.

Critical Accounting Policies and Estimates

We generally follow accounting policies standard in the brokerage industry and believe that our policies appropriately reflect our financial position and results of operations. Our management team makes significant estimates that affect the reported amounts of assets, liabilities, and expenses, and the related disclosure of contingent assets and liabilities included in the consolidated financial statements. The estimates relate primarily to expense items in the normal course of business as to which we receive no confirmations, invoices, or other documentation, at the time the books are closed for a period. We use our best judgment, based on our knowledge of expenses incurred, to estimate the amount of such expenses. We are not aware of any material differences between the estimates used in closing our books for the periods presented and the actual amounts of expenses incurred when we subsequently receive the actual confirmations, invoices or other documentation.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of our consolidated financial statements requires us to make judgments and estimates that may have a significant impact on our financial results. We believe that the critical accounting policies listed below are particularly subject to management's judgments and estimates and could materially affect our results of operations and financial position. Refer to Note 2 – Summary of Significant Accounting Policies for additional detail on our significant accounting policies.

Estimates of effective income tax rates, uncertain tax positions, deferred income taxes and related valuation allowances

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the consolidated financial statements and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize deferred taxes in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

We recognize interest and penalties related to unrecognized tax benefits on the provision for income taxes line on the consolidated statements of operations. Accrued interest and penalties would be included on the related tax liability line on the consolidated statements of financial condition.

Goodwill and other intangible assets

Goodwill is recognized as a result of business combinations and represents the excess of the purchase price over the fair value of net tangible assets and identifiable intangible assets acquired.

The valuation of goodwill and acquired intangible assets requires significant judgment and estimates by management. For example, the valuation of certain intangible assets required management's estimates of future earnings and cash flows as well as judgment in determining market approaches. The useful life of the finite lived intangible assets was determined based on management's estimate of the period over which those intangible assets were expected to provide economic benefit. Management applies judgment in conducting impairment testing for goodwill and intangible assets, including estimates of fair value based on the income or market approach and estimates required to determine the useful lives of finite lived intangible assets.

We test goodwill and all intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, or at least annually. If our estimates of fair value change due to future events differing significantly from the forecasts used to determine fair value or there are changes in our business or other factors, we will assess the amount of impairment and recognize it in our consolidated financial statements during that reporting period.

We also evaluate the useful life of finite lived intangible assets on an annual basis to determine if events or trends warrant a change in estimate of the useful life. Changes in the estimated useful lives of finite lived intangible assets could result in the recognition of an impairment or a change in the remaining life of these assets.

We have concluded that as of December 31, 2023 and 2022, there has been no impairment to the carrying value of Siebert's goodwill; however, there has been an impairment to the carrying value of our investment in the Trading Technology Provider and our equity method investment in Tigress for the years ended December 31, 2023 and 2022, which is included in line item "Impairment of investments" on the consolidated statements of operations.

Refer to Note 2 – Summary of Significant Accounting Policies, Note 3 – Transactions with Tigress and Hedge Connection, and Note 13 – Investments, Cost for additional detail.

Accruals for contingent liabilities

Accruals for contingent liabilities related to legal and regulatory claims as well as employee healthcare expenses under our self-insured plan reflect an estimate of probable losses. In making such estimates for legal and regulatory claims, we consider many factors, including the progress of the matter, prior experience and the experience of others in similar matters, available defenses, insurance coverage, indemnification provisions and the advice of legal counsel and other experts. In making such estimates for employee healthcare expenses, we consider many factors, including trends of our health insurance expenses and our insurance reserve limits. We believe that our present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that we will not incur liabilities in excess of recorded reserves or in excess of our insurance limits. Significant judgment is required in making these estimates, and the actual cost may be materially different than the estimated costs. Refer to Note 21 – Commitments, Contingencies and Other for additional detail.

New Accounting Standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, "Improvements to Income Tax Disclosures" ("ASU 2023-09"). The ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in the ASU address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 will be effective for us for annual periods beginning after December 15, 2024, though early adoption is permitted. We are still evaluating the presentational effect that ASU 2023-09 will have on our consolidated financial statements, but we expect considerable changes to our income tax footnote.

Refer to Note 2 – Summary of Significant Accounting Policies for additional information regarding new Accounting Standards Updates ("ASU"s) issued by the Financial Accounting Standards Board ("FASB").

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments Held For Trading Purposes

We do not directly engage in derivative transactions, have no interest in any special purpose entity and have no liabilities, contingent or otherwise, for the debt of another entity.

Financial Instruments Held For Purposes Other Than Trading

We generally invest our cash and cash equivalents temporarily in dollar denominated bank account(s). These investments are not subject to material changes in value due to interest rate movements.

We invest cash and securities segregated for regulatory purposes in dollar denominated bank accounts which are not subject to material changes in value due to interest rate movements. We also invest cash and securities segregated for regulatory purposes and securities owned, at fair value in U.S. government securities which may be subject to material changes in value due to interest rate movements. Securities owned, at fair value invested in U.S. government securities are generally purchased to enhance yields on required regulatory deposits. While the value of the U.S. government securities may be subject to material changes in value, we believe any reduction in value would be temporary since the securities would mature at par value.

Customer transactions are cleared through clearing brokers on a fully disclosed basis and are also self-cleared by MSCO. If customers do not fulfill their contractual obligations, any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations may be incurred by Siebert. We regularly monitor the activity in customer accounts for compliance with margin requirements. We are exposed to the risk of loss on unsettled customer transactions if customers and other counterparties are unable to fulfill their contractual obligations. There were no material losses for unsettled customer transactions in the last five years.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SIEBERT FINANCIAL CORP.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Siebert Financial Corp.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Siebert Financial Corp. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Note 2 and Note 17 to the consolidated financial statements, the Company recognizes revenue from the following types of services: commissions and fees; principal transactions and proprietary trading; market making; stock borrow and stock loan; advisory fees; interest, marketing, and distribution fees; and other income.

The principal considerations for our determination that revenue recognition is a critical audit matter are (i) the significant number of revenue streams and (ii) the volume of information used in the calculation of each revenue stream. This required an increased extent of audit effort when performing audit procedures.

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included:

- Reviewed management's revenue recognition policies and related contracts.

- Performed substantive tests of details for a sample of transactions for each material revenue stream.

- As a result of the Company's material weakness related to Information Technology General Controls (ITGCs), we increased the extent of substantive tests of details we would have otherwise made if the Company's controls were designed and operating effectively. In addition, we utilized original source documents for audit evidence, rather than system reports or other information generated by the Company's information technology (IT) systems. For any reports obtained from the IT systems, the engagement team designed specific audit procedures to substantively test the completeness and accuracy of such reports.

/s/ Baker Tilly US, LLP

We have served as the Company's auditor since 2017.
New York, New York
May 10, 2024

SIEBERT FINANCIAL CORP. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2023	December 31, 2022
ASSETS		
Current assets		
Cash and cash equivalents	$ 5,735,000	$ 23,672,000
Cash and securities segregated for regulatory purposes; (Cash of $158.8 million, securities with a fair value of $115.5 million as of December 31, 2023; Cash of $135.2 million, securities with a fair value of $141.0 million as of December 31, 2022)	274,317,000	276,166,000
Receivables from customers	72,823,000	52,057,000
Receivables from broker-dealers and clearing organizations	3,863,000	9,094,000
Receivables from non-customers	241,000	100,000
Other receivables	2,424,000	2,119,000
Prepaid expenses and other assets	1,700,000	2,055,000
Securities borrowed	394,709,000	336,909,000
Securities owned, at fair value	18,038,000	3,204,000
Total Current assets	773,850,000	705,376,000
Deposits with broker-dealers and clearing organizations	7,885,000	1,311,000
Property, office facilities, and equipment, net	9,404,000	8,328,000
Software, net	1,432,000	991,000
Lease right-of-use assets	2,736,000	2,222,000
Equity method investment in related party	—	2,584,000
Investments, cost	—	850,000
Deferred tax assets	4,504,000	4,397,000
Goodwill	1,989,000	1,989,000
Total Assets	$ 801,800,000	$ 728,048,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Current liabilities		
Payables to customers	$ 289,777,000	$ 321,391,000
Payables to non-customers	713,000	11,506,000
Drafts payable	1,726,000	2,384,000
Payables to broker-dealers and clearing organizations	481,000	660,000
Accounts payable and accrued liabilities	3,639,000	2,507,000
Taxes payable	2,313,000	1,052,000
Securities loaned	419,433,000	327,180,000
Securities sold, not yet purchased, at fair value	2,000	2,000
Current portion of lease liabilities	759,000	1,158,000
Current portion of long-term debt	84,000	1,073,000
Current portion of deferred contract incentive	808,000	808,000
Current portion of contract termination liability	1,898,000	—
Total Current liabilities	721,633,000	669,721,000
Lease liabilities, less current portion	2,227,000	1,245,000
Long-term debt, less current portion	4,229,000	5,974,000
Deferred contract incentive, less current portion	438,000	1,188,000
Contract termination liability, less current portion	2,564,000	—
Total Liabilities	731,091,000	678,128,000
Commitments and Contingencies		
Equity		
Stockholders' equity		
Common stock, $.01 par value; 100,000,000 shares authorized; 40,580,936 shares issued and 39,580,936 shares outstanding as of December 31, 2023, respectively. 32,505,329 shares issued and outstanding as of December 31, 2022.	406,000	325,000
Treasury stock, at cost; 1,000,000 and 0 shares held as of December 31, 2023 and 2022, respectively.	(2,510,000)	—
Additional paid-in capital	45,016,000	29,642,000
Retained earnings	26,808,000	18,982,000
Total Stockholders' equity	69,720,000	48,949,000
Noncontrolling interests	989,000	971,000
Total Equity	70,709,000	49,920,000
Total Liabilities and Equity	$ 801,800,000	$ 728,048,000

Numbers are rounded for presentation purposes. See notes to consolidated financial statements.

SIEBERT FINANCIAL CORP. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	2022
Revenue		
Commissions and fees	$ 7,541,000	$ 7,340,000
Interest, marketing and distribution fees	29,577,000	17,234,000
Principal transactions and proprietary trading	13,094,000	3,743,000
Market making	1,304,000	2,443,000
Stock borrow / stock loan	16,172,000	14,518,000
Advisory fees	1,928,000	1,862,000
Other income	1,898,000	2,962,000
Total Revenue	71,514,000	50,102,000
Expenses		
Employee compensation and benefits	31,936,000	28,734,000
Clearing fees, including execution costs	1,672,000	2,143,000
Technology and communications	3,364,000	4,471,000
Other general and administrative	4,410,000	4,010,000
Data processing	3,236,000	3,169,000
Rent and occupancy	1,873,000	1,955,000
Professional fees	4,459,000	3,202,000
Depreciation and amortization	2,020,000	995,000
Interest expense	263,000	440,000
Advertising and promotion	155,000	543,000
Total Expenses	53,388,000	49,662,000
Operating income	18,126,000	440,000
Earnings of equity method investment in related party	111,000	4,000
Impairment of investments	(1,035,000)	(4,015,000)
Loss on sale of equity method investment in related party	—	(719,000)
Transaction termination costs	(5,943,000)	—
Non-operating loss	(6,867,000)	(4,730,000)
Income (loss) before provision for (benefit from) income taxes	11,259,000	(4,290,000)
Provision for (benefit from) income taxes	3,415,000	(1,300,000)
Net income (loss)	7,844,000	(2,990,000)
Less net income (loss) attributable to noncontrolling interests	18,000	(1,000,000)
Net income (loss) available to common stockholders	$ 7,826,000	$ (1,990,000)
Net income (loss) available to common stockholders per share of common stock		
Basic and diluted	$ 0.21	$ (0.06)
Weighted average shares outstanding		
Basic and diluted	37,070,366	32,408,449

Numbers are rounded for presentation purposes. See notes to consolidated financial statements.

SIEBERT FINANCIAL CORP. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Treasury Stock						
	Number of Shares Issued	$.01 Par Value	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
Balance – January 1, 2022	32,403,235	$324,000	—	$ —	$27,967,000	$20,972,000	$ 49,263,000	$ 1,243,000	$50,506,000
Issuance and transfers of RISE membership interests	—	—	—	—	1,573,000	—	1,573,000	1,841,000	3,414,000
Termination of agreement with technology vendor	—	—	193,906	(293,000)	—	—	(293,000)	—	(293,000)
Cancellation of treasury stock	(193,906)	(2,000)	(193,906)	293,000	(291,000)	—	—	—	—
Sales of equity method investments in related parties	—	—	—	—	(65,000)	—	(65,000)	(1,113,000)	(1,178,000)
Share-based compensation	296,000	3,000	—	—	458,000	—	461,000	—	461,000
Net (loss)	—	—	—	—	—	(1,990,000)	(1,990,000)	(1,000,000)	(2,990,000)
Balance – December 31, 2022	32,505,329	$325,000	—	$ —	$29,642,000	$18,982,000	$ 48,949,000	$ 971,000	$49,920,000
Kakaopay transaction, net of issuance cost	8,075,607	81,000	—	—	14,814,000	—	14,895,000	—	14,895,000
Non-cash consideration due to Kakaopay transaction	—	—	—	—	560,000	—	560,000	—	560,000
Reacquisition of shares outstanding	—	—	1,000,000	(2,510,000)	—	—	(2,510,000)	—	(2,510,000)
Net income	—	—	—	—	—	7,826,000	7,826,000	18,000	7,844,000
Balance – December 31, 2023	40,580,936	$406,000	1,000,000	$(2,510,000)	$45,016,000	$26,808,000	$ 69,720,000	$ 989,000	$70,709,000

Numbers are rounded for presentation purposes. See notes to consolidated financial statements.

SIEBERT FINANCIAL CORP. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
Cash Flows From Operating Activities		
Net income (loss)	$ 7,844,000	$ (2,990,000)
Adjustments to reconcile net income (loss) to net cash (used in) operating activities:		
Deferred income tax benefit	(107,000)	(655,000)
Depreciation and amortization	2,020,000	995,000
Earnings of equity method investment in related party	(111,000)	(4,000)
Impairment of investments	1,035,000	4,015,000
Transaction termination costs - Kakaopay fee	4,462,000	—
Loss on sale of equity method investment in related party	—	719,000
Share-based compensation	—	461,000
Changes in		
Receivables from customers	(20,766,000)	33,270,000
Receivables from non-customers	(141,000)	(19,000)
Receivables from and deposits with broker-dealers and clearing organizations	(1,343,000)	3,321,000
Securities borrowed	(57,800,000)	602,609,000
Securities owned, at fair value	(14,834,000)	787,000
Prepaid expenses and other assets	(269,000)	(335,000)
Prepaid service contract	—	711,000
Payables to customers	(31,614,000)	(55,279,000)
Payables to non-customers	(10,793,000)	(5,924,000)
Drafts payable	(658,000)	580,000
Payables to broker-dealers and clearing organizations	(179,000)	406,000
Accounts payable and accrued liabilities	1,132,000	(1,170,000)
Securities loaned	92,253,000	(604,555,000)
Securities sold, not yet purchased, at fair value	—	(22,000)
Net lease liabilities	69,000	(90,000)
Taxes payable	1,261,000	(696,000)
Deferred contract incentive	(750,000)	(750,000)
Retail Platform implementation	(978,000)	—
Net cash used in operating activities	(30,267,000)	(24,615,000)
Cash Flows From Investing Activities		
Distribution from equity method investment in related party	—	259,000
Purchase of office facilities and equipment	(352,000)	(284,000)
Build out of property	(1,313,000)	(985,000)
Purchase of software	(894,000)	(830,000)
Net cash used in investing activities	(2,559,000)	(1,840,000)
Cash Flows From Financing Activities		
Issuance of RISE membership interests	—	600,000
Transfers of RISE membership interests	—	240,000
Kakaopay issuance cost	(1,589,000)	—
Shares issued for Kakaopay transaction	17,363,000	—
Repayments of notes payable – related party	—	(4,470,000)
Repayments of long-term debt	(2,734,000)	(661,000)
Net cash provided by (used in) financing activities	13,040,000	(4,291,000)
Net change in cash and cash equivalents, and cash and securities segregated for regulatory purposes	(19,786,000)	(30,746,000)
Cash and cash equivalents, and cash and securities segregated for regulatory purposes - beginning of year	299,838,000	330,584,000
Cash and cash equivalents, and cash and securities segregated for regulatory purposes - end of year	$ 280,052,000	$ 299,838,000
Reconciliation of cash, cash equivalents, and cash and securities segregated for regulatory purposes		
Cash and cash equivalents - end of year	$ 5,735,000	$ 23,672,000
Cash and securities segregated for regulatory purposes - end of year	274,317,000	276,166,000
Cash and cash equivalents, and cash and securities segregated for regulatory purposes - end of year	$ 280,052,000	$ 299,838,000
Supplemental cash flow information		
Cash paid during the year for income taxes	$ 2,260,000	$ 59,000
Cash paid during the year for interest	$ 263,000	$ 440,000
Non-cash investing and financing activities		
Treasury stock (1)	$ (2,510,000)	$ —
Kakaopay issuance cost (2)	$ (318,000)	$ —
Non-cash consideration due to Kakaopay transaction (2)	$ (560,000)	$ —
Non-cash consideration due to Kakaopay transaction (2)	$ 560,000	$ —
Transfers of RISE membership interests (3)	$ —	$ 2,880,000
Termination of agreement with technology vendor (4)	$ —	$ (293,000)
Net membership interests of RISE from transactions with Hedge Connection (1)	$ —	$ 256,000
Net membership interests exchange between Tigress and RISE (1)	$ —	$ (93,000)
Forgiveness of notes payable from Hedge Connection (1)	$ —	$ 250,000

(1) Refer to Note 3 – Transactions with Tigress and Hedge Connection and Note 12 – Equity Method Investment in Related Party for further detail.
(2) Refer to Note 5 – Kakaopay Transaction for further detail.
(3) Refer to Note 4 – RISE for further detail.
(4) Refer to Note 7 – Prepaid Service Contract for further detail.

Numbers are rounded for presentation purposes. See notes to consolidated financial statements.

SIEBERT FINANCIAL CORP. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Overview

Siebert Financial Corp., a New York corporation, incorporated in 1934, is a holding company that conducts the following lines of business through its wholly-owned and majority-owned subsidiaries:

- Muriel Siebert & Co., Inc. ("MSCO") provides retail brokerage services. MSCO is a Delaware corporation and broker-dealer registered with the SEC under the Exchange Act and the Commodity Exchange Act of 1936, and member of FINRA, NYSE, SIPC, Euroclear, NFA, and CFTC.

- Siebert AdvisorNXT, Inc. ("SNXT") provides investment advisory services. SNXT is a New York corporation registered with the SEC as an RIA under the Investment Advisers Act of 1940.

- Park Wilshire Companies, Inc. ("PW") provides insurance services. PW is a Texas corporation and licensed insurance agency.

- Siebert Technologies, LLC ("STCH") provides technology development. STCH is a Nevada limited liability company.

- RISE Financial Services, LLC ("RISE") is a Delaware limited liability company and a broker-dealer registered with the SEC, CFTC, FINRA, SIPC, and NFA.

- StockCross Digital Solutions, Ltd. ("STXD") is an inactive subsidiary headquartered in Bermuda.

For purposes of this Annual Report on Form 10-K, the terms "Siebert," "Company," "we," "us," and "our" refer to Siebert Financial Corp., MSCO, SNXT, PW, STCH, RISE, and STXD collectively, unless the context otherwise requires.

On January 1, 2024, MSCO changed its name to Muriel Siebert & Co., LLC and SNXT changed its name to Siebert AdvisorNXT, LLC with its tax status changing from a C-Corporation to a Limited Liability Corporation. Refer to Note 24 – Subsequent Events for further detail.

The Company is headquartered in Miami Beach, FL, with primary operations in New Jersey and California. The Company has 11 branch offices throughout the U.S. and clients around the world. The Company's SEC filings are available through the Company's website at www.siebert.com, where investors can obtain copies of the Company's public filings free of charge. The Company's common stock, par value $.01 per share, trades on the Nasdaq Capital Market under the symbol "SIEB."

The Company primarily operates in the securities brokerage and asset management industry and has no other reportable segments. All of the Company's revenues for the years ended December 31, 2023 and 2022 were derived from its operations in the U.S.

As of December 31, 2023, the Company is comprised of a single operating segment based on the factors related to management's decision-making framework as well as management evaluating performance and allocating resources based on assessments of the Company from a consolidated perspective.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in conformity with U.S. GAAP as established by the FASB to ensure consistent reporting of financial condition. The consolidated financial statements include the accounts of Siebert and its wholly-owned and majority-owned subsidiaries. Upon consolidation, all intercompany balances and transactions are eliminated. The U.S. dollar is the functional currency of the Company and numbers are rounded for presentation purposes.

Reclassification

Certain prior year amounts have been reclassified to conform to the presentation of the current period. The Company reclassified $137,000 related to a certain revenue stream from the line item "Commissions and fees" to "Other income" on the consolidated statements of operations for the year ended December 31, 2022 to conform to the presentation of the current period. The reclassification has not materially impacted the Company's financial statements, and did not result in a change in total revenue, net income or cash flows from operations for the periods presented.

Principles of Consolidation

The consolidated financial statements include the accounts of Siebert and its wholly-owned and majority-owned consolidated subsidiaries. Upon consolidation, all intercompany balances and transactions are eliminated. For the period of March 31, 2022 to October 18, 2022, the Company determined that RISE was a VIE for which the Company was the primary beneficiary. As discussed in more detail in Note 4 – RISE, as of October 18, 2022, the Company's ownership in RISE increased to 68% and has not changed through December 31, 2023; therefore, the Company continues to consolidate RISE under the voting interest model ("VOE model").

For consolidated subsidiaries that are not wholly-owned, the third-party holdings of equity interests are referred to as noncontrolling interests. The net income or loss attributable to noncontrolling interests for such subsidiaries is presented as net income or loss attributable to noncontrolling interests on the consolidated statements of operations. The portion of total equity that is attributable to noncontrolling interests for such subsidiaries is presented as noncontrolling interests on the consolidated statements of financial condition.

For investments in entities in which the Company does not have a controlling financial interest but has significant influence over its operating and financial decisions, the Company applies the equity method of accounting with net income and losses recorded in earnings of equity method investment in related party.

Variable Interest Entities

The Company evaluates whether an entity is a VIE and determines if the primary beneficiary status is appropriate on a quarterly basis. The Company consolidates a VIE for which it is the primary beneficiary. When assessing the determination of the primary beneficiary, the Company considers all relevant facts and circumstances, including factors such as the power to direct the activities of the VIE that most significantly impact its economic performance, the obligation to absorb the losses and/or the right to receive the expected returns of the VIE. If the Company determines that it is the primary beneficiary, the Company will consolidate the entity under the VIE model.

Segment Information

The Company operates and reports financial information in one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. All the Company's revenues and substantially all of the Company's assets are attributed to or located in the United States.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

These estimates relate primarily to expenses in the normal course of business as to which the Company receives no confirmations, invoices, or other documentation at the time the books are closed. The Company uses its best judgment, based on knowledge of these expenses incurred, to estimate the amount of such expenses. Actual results could differ from those estimates. The Company is not aware of any material differences between the estimates used in closing the Company's books for the periods presented and the actual amounts of expenses incurred when the Company subsequently receives the actual confirmations, invoices, or other documentation.

Estimates are used in the allowance for credit losses, valuation of certain investments, depreciation, income taxes, and the contingent liabilities related to legal and healthcare expenses. The Company also estimates the valuation allowance for its deferred tax assets based on the more likely than not criteria. The Company believes that its estimates are reasonable.

Fair Value

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for an identical asset or liability that the Company can assess at the measurement date.

Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a variety of factors, such as the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. As such, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

U.S. government securities: U.S. government securities are valued using quoted market prices and as such, valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Certificates of deposit: Certificates of deposit are included in investments which are recorded at fair value, which approximates cost. When certificates of deposits are held directly with banking institutions and issued directly to the Company, these are categorized within cash equivalents in level 2 of the fair value hierarchy. When certificates of deposits are available for trading, they are categorized within securities owned, at fair value in level 2 of the fair value hierarchy.

Corporate bonds: The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads, or credit default swap spreads obtained from independent external parties such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When position-specific external price data is not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy.

Equity securities: Equity securities are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy. Securities quoted in inactive markets or with observable inputs are categorized into level 2. If there are no observable inputs or quoted prices, securities are categorized as level 3 assets in the fair value hierarchy. Level 3 assets are not actively traded and subjective estimates based on managements' assumptions are utilized for valuation.

Municipal securities: Municipal securities are valued using recently executed transactions, market price quotations (when observable), bond spreads from independent external parties such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used is for the same maturity as the bond. Municipal securities are generally categorized in level 2 of the fair value hierarchy.

Unit investment trusts ("UITs"): Units of UITs are carried at redemption value, which is the price at which the issuing company may choose to repurchase a security before its maturity date, which represents fair value. Units of UITs are categorized as level 2.

Options: Options are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy. Securities quoted in inactive markets or with observable inputs are categorized into level 2. If there are no observable inputs or quoted prices, securities are categorized as level 3 assets in the fair value hierarchy. Level 3 assets are not actively traded and subjective estimates based on managements' assumptions are utilized for valuation.

Cash and Cash Equivalents

Cash and cash equivalents are all cash balances that are unrestricted. The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. As of December 31, 2023 and 2022, the Company did not hold any cash equivalents.

As of December 31, 2023 and 2022, the Company maintained its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations and deposits exceed FDIC limits. At certain times, cash balances may exceed FDIC insured limits.

Cash and Securities Segregated For Regulatory Purposes

MSCO is subject to Exchange Act Rule 15c3-3, referred to as the "Customer Protection Rule," which requires segregation of funds in a special reserve account for the exclusive benefit of customers.

As of December 31, 2023, the Company had approximately $158.8 million in cash deposits in special reserve accounts and $115.5 million in securities segregated for regulatory purposes. As of December 31, 2022, the Company had approximately $135.2 million in cash deposits in special reserve accounts and $141.0 million in securities segregated for regulatory purposes.

Receivables From and Payables To Customers

Receivables from and payables to customers include amounts due and owed on cash and margin transactions. Receivables from customers include margin loans to securities brokerage clients and other trading receivables. Margin loans are collateralized by customer securities and are carried at the amount receivable, net of an allowance for credit losses. Collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Company expects the borrowers will continually replenish the collateral as necessary because the Company subjects the borrowers to an internal qualification process to align investing objectives and risk tolerance in addition to monitoring customer activity. Receivables from and payables to customers amounts include any amounts received from interest on credit balances or paid on margin debit balances.

The Company elected the practical expedient for FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("Topic 326") which permits it to compare the amortized cost basis of the loaned amount with the fair value of collateral received at the reporting date to measure the estimate of expected credit losses. The Company had no expectation of credit losses for its receivables from customers as of December 31, 2023 and 2022. Securities beneficially owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statements of financial condition.

Receivables From and Payables to Non-Customers

Receivables from and payables to non-customers include amounts due and owed on cash and margin transactions on non-customer accounts owned and controlled by principal officers and directors of MSCO. Receivables from non-customers include margin loans to securities brokerage clients and other trading receivables. Margin loans are collateralized by non-customer securities and are carried at the amount receivable, net of an allowance for credit losses. Collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires non-customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Company expects the borrowers will continually replenish the collateral as necessary because the Company subjects the borrowers to an internal qualification process to align investing objectives and risk tolerance in addition to monitoring non-customer activity. Receivables from and payables to non-customers amounts include any amounts received from interest on credit balances or paid on margin debit balances.

The Company elected the practical expedient for Topic 326 which permits it to compare the amortized cost basis of the loaned amount with the fair value of collateral received at the reporting date to measure the estimate of expected credit losses. The Company has no expectation of credit losses for its receivables from non-customers as of December 31, 2023 and 2022. Securities beneficially owned by non-customers, including those that collateralize margin or other similar transactions, are not reflected in the consolidated statements of financial condition.

Receivables From, Payables To, and Deposits With Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers and clearing organizations includes amounts receivables from or payables to MSCO and RISE clearing broker-dealers, fail-to-deliver and fail-to-receive items, and amounts receivable for unsettled regular-way transactions. Deposits with broker-dealers and clearing organizations include amounts held on deposit with broker-dealers and clearing organizations.

Amounts payables to broker-dealers and clearing organizations are offset against corresponding amounts receivables from broker-dealers and clearing organizations. Receivables from these broker-dealers and clearing organizations are subject to clearing agreements and include the net receivable from net monthly revenues as well as cash on deposit.

MSCO customer transactions for the years ended December 31, 2023 and 2022 were both self-cleared and cleared on a fully disclosed basis through NFS. RISE customer transactions for the year ended December 31, 2023 were cleared on fully disclosed basis through MSCO. For the year ended December 31, 2022 were cleared on fully disclosed basis through GSCO and Pershing. RISE did not have any customer transactions through MSCO for the years ended December 31, 2023 and 2022.

The Company signed a four-year renewal with NFS commencing August 1, 2021 and ending on July 31, 2025, and NFS's fees are offset against the Company's revenues on a monthly basis. In June 2023, the Company entered into an amendment to its service agreement with Broadridge Securities Processing Solutions, LLC that, among other things, extends the term of their arrangement for a five-year period ending June 2028. All other broker-dealer and clearing organization relationships operate on a month-to-month basis.

Receivables from and deposits with broker-dealers and clearing organizations are in scope of the amended guidance for Topic 326. The Company continually reviews the credit quality of its counterparties and historically has not experienced a default. Further, management reassessed the risk characteristics of its receivables and applied the collateral maintenance practical expedient for the secured receivables in line with the CECL guidance. As a result, the Company had no expectation of credit losses for these arrangements as of December 31, 2023 and 2022.

Current Expected Credit Losses

The Company follows Topic 326 which applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit. The impact to the periods presented is not material since the Company's in-scope assets are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient of reporting the difference between the fair value of the collateral and the amortized cost for the in-scope assets as the allowance for current expected credit losses.

Securities Borrowed and Securities Loaned

Securities borrowed transactions are recorded at the amount of cash collateral delivered to the counterparty. Securities loaned transactions are recorded at the amount of cash collateral received. For securities borrowed and loaned, the Company monitors the market value of the securities and obtains or refunds collateral as necessary.

The Company can elect to use an approach to measure the allowance for credit losses using the fair value of collateral where the borrower is required to, and reasonably expected to, continually adjust and replenish the amount of collateral securing the instrument to reflect changes in the fair value of such collateral. The Company has elected to use this approach for its allowance for credit losses on securities borrowed. As a result of this election, and the fully collateralized nature of these arrangements, the Company had no expectation of credit losses on its securities borrowed balances as of December 31, 2023 and 2022.

Netting of Financial Assets and Financial Liabilities

Substantially all of the Company's securities borrowing and securities lending activity is transacted under master agreements that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for financial statement purposes, the Company does not net balances related to these financial instruments. These financial instruments are presented on a gross basis in the consolidated statements of financial condition.

The potential effect of rights of setoff associated with the Company's recognized assets and liabilities is as follows:

| | | As of December 31, 2023 | | | |
	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Consolidated Statements of Financial Condition[1]	Net Amounts Presented in the Consolidated Statements of Financial Condition	Collateral Received or Pledged[2]	Net Amount[3]
Assets					
Securities borrowed	$ 394,709,000	—	394,709,000	$ 371,076,000	$ 23,633,000
Liabilities					
Securities loaned	$ 419,433,000	—	419,433,000	$ 404,312,000	$ 15,121,000

| | | As of December 31, 2022 | | | |
	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Consolidated Statements of Financial Condition[1]	Net Amounts Presented in the Consolidated Statements of Financial Condition	Collateral Received or Pledged[2]	Net Amount[3]
Assets					
Securities borrowed	$ 336,909,000	—	336,909,000	$ 326,618,000	$ 10,291,000
Liabilities					
Securities loaned	$ 327,180,000	—	327,180,000	$ 316,648,000	$ 10,532,000

1) Amounts represent recognized assets and liabilities that are subject to enforceable master agreements with rights of setoff.
2) Represents the fair value of collateral the Company had received or pledged under enforceable master agreements.
3) Represents the amount for which, in the case of net recognized assets, the Company had not received collateral, and in the case of net recognized liabilities, the Company had not pledged collateral.

Securities Owned and Securities Sold, Not Yet Purchased at Fair Value

Securities owned, at fair value represent marketable securities owned by the Company at trade-date valuation. Securities sold, not yet purchased, at fair value represent marketable securities sold by the Company prior to purchase at trade-date valuation. These securities are classified as trading securities and in accordance with ASC 940, these securities are measured initially at fair value and any realized or unrealized gains or losses to fair value are included in profit or loss. Below is a table with further detail on the Company's securities.

Type of Security	Classification	Consolidated Statements of Financial Condition	Recording of Realized and Unrealized Gain or Loss
Certificates of deposit, Corporate bonds, municipal securities, options	Trading	Securities owned, at fair value	Principal transactions and proprietary trading
Equities	Trading	Securities owned, at fair value; Securities sold, not yet purchased at fair value	Market making, Principal transactions and proprietary trading
U.S. government securities	Trading	Securities owned, at fair value	Principal transactions and proprietary trading
U.S. government securities	Trading	Cash and securities segregated for regulatory purposes	Principal transactions and proprietary trading

Property, Office Facilities, and Equipment, Net

Property, office facilities, and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation for equipment is calculated using the straight-line method over the estimated useful lives of the assets, generally not exceeding four years. Office facilities are amortized over the shorter of their estimated useful life, generally between four and ten years, or the remaining life of the lease term unless the lease transfers ownership of the underlying asset to the lessee, or the lessee is reasonably certain to exercise an option to purchase the underlying asset, in which case the lessee will amortize over the estimated useful life of the office facilities. Depreciation for property is calculated using the straight-line-method over the estimated useful life of the property, not exceeding forty years.

Software, Net

The Company capitalizes certain costs for certain software and amortizes them over their useful life, generally not exceeding three years. Depending on the terms of the contract, the Company either records costs from software hosting arrangements as prepaid assets and amortizes them over the contract term, or the costs are expensed as incurred.

The Company enters into certain software hosting arrangements where the associated professional development services work is capitalized and then amortized over the term of the contract.

Other software costs such as routine maintenance and various data services are expensed as incurred.

Leases

The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, on the consolidated statements of financial condition, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company's secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

The Company's leases are classified as operating leases and consist of real estate leases for office space, data centers and other facilities. Each lease liability is measured using the Company's secured incremental borrowing rate, which is based on an internally developed rate based on the Company's size, growth, risk profile and a duration similar to the lease term. The Company's leases have remaining terms of approximately 1 to 5 years as of December 31, 2023. The Company does not include renewal options as the renewal options are not reasonably certain to be exercised; however, the Company continues to monitor the lease renewal options. The Company's operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company has elected the practical expedient to not separate lease and non-lease components, and as such, the variable lease cost primarily represents variable payments such as common area maintenance and utilities which are usually determined by the leased square footage in proportion to the overall office building.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in line item "Rent and occupancy" on the consolidated statements of operations.

Equity Method Investments

Investments in which the Company has the ability to exercise significant influence, but does not control, are accounted for under the equity method of accounting and are included in the line item "Equity method investment in related party" on the consolidated statements of financial condition. Under this method of accounting, the Company's share of the net income or loss of the investee is presented before the income before provision for income taxes on the consolidated statements of operations.

The Company evaluates its equity method investments whenever events or changes in circumstance indicate that the carrying amounts of such investments may be impaired. If the impairment is determined to be other-than-temporary, the Company will recognize an impairment loss equal to the difference between the expected realizable value and the carrying value of the investment.

Investments, Cost

Investments in equity shares without a readily determinable fair value and for which the Company does not have the ability to exercise significant influence are accounted for at cost adjusted for observable price changes in orderly transactions for the identical or a similar investment of the same issuer, and impairments. Those investments are classified within Investments, cost on the consolidated statements of financial condition. As of December 31, 2023 and 2022, the Company had investments, cost of $0 and $850,000, respectively.

Goodwill

Goodwill represents the excess purchase price of businesses acquired over the fair value of the identifiable net assets acquired. Goodwill is not subject to amortization but rather is evaluated for impairment annually, or more frequently if events occur or circumstances change indicating it would more likely than not result in a reduction of the fair value of the reporting unit below its carrying value, including goodwill. Goodwill may be evaluated for impairment by performing a qualitative assessment. This qualitative assessment considers various financial, macroeconomic, industry, and reporting unit specific qualitative factors. If the qualitative assessment indicates that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill, or, if for any other reason the Company determines to it be appropriate, then a quantitative assessment will be performed. The quantitative assessment process utilizes an income and market approach to arrive at an indicated fair value range for the reporting unit. The fair value calculated for the reporting unit is compared to its carrying amount, including goodwill, to ascertain if goodwill impairment exists. If the fair value exceeds the carrying amount, including goodwill for the reporting unit, it is not considered impaired. If the fair value is below the carrying amount, including goodwill for the reporting unit, then an impairment charge is recognized for the amount by which the carrying amount exceeds the calculated fair value, up to but not exceeding the amount of goodwill allocated to the reporting unit.

The Company's annual impairment test date is December 31. The Company completed a qualitative assessment for its reporting unit during its most recent annual impairment review. The Company concluded that it has one reportable segment and tests goodwill on a consolidated basis. Based on this qualitative assessment, the Company determined that there was no evidence of impairment to the balance of its goodwill as of both December 31, 2023 and 2022.

Drafts Payable

Drafts payable represent checks drawn by the Company against customer accounts which remained outstanding and had not cleared the bank as of the end of the period.

Deferred Contract Incentive

The Company entered into an amendment with its agreement with NFS whereby the Company received a one-time business development credit of $3 million, and NFS will pay the Company four annual credits of $100,000, which are both recorded in the line item "Deferred contract incentive" on the consolidated statements of financial condition. Annual credits shall be paid on the anniversary of the date on which the first credit was paid. The business development credit and annual credits will be recognized as contra expense over four years and one year, respectively, in the line item "Clearing fees, including execution costs" on the consolidated statements of operations.

Contract Termination Liability

The Company entered into a settlement agreement with Kakaopay whereby it will pay Kakaopay $5 million, payable in quarterly installments.

The Company accounted for this transaction as an exit or disposal cost obligation in accordance with ASC 420, "Exit or Disposal Cost Obligations." Accordingly, the Company recognized the liability at fair value by using a present value technique that used a discount rate equivalent to the bank prime rate as of the date of the agreement. The liability is recorded on the line item "Contract termination liability" on the consolidated statements of financial condition. The expense was recorded in the line item "Transaction termination costs" on the consolidated statements of operations. Refer to Note 5 – Transaction with Kakaopay for further detail.

Revenue Recognition

The primary sources of revenue for the Company are as follows:

Commissions and Fees

The Company earns commission revenue for executing trades for clients in individual equities, options, insurance products, futures, fixed income securities, as well as certain third-party mutual funds and ETFs.

Commission revenue associated with combined trade execution and clearing services, as well as trade execution services on a standalone basis, is recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to / from the customer.

The Company enters into arrangements with managed accounts of other pooled investment vehicles (funds) to distribute shares to investors ("distribution fees"). The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur until the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Principal Transactions and Proprietary Trading

Principal transactions and proprietary trading primarily represent two revenue streams. The first revenue stream is riskless transactions in which the Company, after executing a solicited order, buys or sells securities as principal and at the same time buys or sells the securities with a markup or markdown to satisfy the order. The second revenue stream is entering into transactions where U.S. government securities and other securities are traded by the Company.

Principal transactions and proprietary trading are recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to / from the customer or trading counterparty.

Market Making

Market making revenue is generated from the buying and selling of securities. Market making transactions are recorded on a trade-date basis as the securities transactions occur. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to / from the counterparty.

Stock Borrow / Stock Loan

The Company borrows securities on behalf of retail clients to facilitate short trading, loans excess margin and fully-paid securities from client accounts, facilitates borrow and loan contracts for broker-dealer counterparties, and provides stock locate services to broker-dealer counterparties. The Company recognizes self-clearing revenues net of operating expenses related to stock borrow / stock loan. Stock borrow / stock loan also includes any revenues generated from the Company's fully paid lending programs on a self-clearing or introducing basis. The Company does not utilize stock borrow / stock loan activities for the purpose of financing transactions.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, respectively, with all related securities, collateral, and cash both held at and moving through DTC or OCC as appropriate for each counterparty. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the receipt of collateral by the Company in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or returned as necessary. Securities borrow and loan fees represent interest or (rebate) on the cash received or paid as collateral on the securities borrowed or loaned.

The Company applies a practical expedient to ASC 326 regarding its securities borrowed and loaned balances and their underlying collateral. Inherent in this activity, the Company and its counterparties to securities borrowed and loaned transactions, mark to market the collateral, securing these transactions on a daily basis through DTC or OCC. The counterparty continually replenishes the collateral securing the asset in accordance with standard industry practice. Based on the above factors, there is no material current expected credit loss under ASC 326 for securities borrowed and loaned transactions is not needed as of December 31, 2023.

The performance obligation is satisfied on the contract date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to / from the counterparty.

Advisory Fees

The Company earns advisory fees associated with managing client assets. The performance obligation related to this revenue stream is satisfied over time; however, the advisory fees are variable as they are charged as a percentage of the client's total asset value, which is determined at the end of the quarter.

Interest, Marketing and Distribution Fees

The Company earns interest from clients' accounts, net of payments to clients' accounts, and on the Company's bank balances and securities. Interest income also includes interest payouts from introducing relationships related to short interest, net of charges.

The Company also earns margin interest which is the net interest charged to customers for holding financed margin positions. Marketing and distribution fees consist of 12b-1 fees which are trailing payments from money market funds. Interest, marketing and distribution fees are recorded as earned.

The Company enters into arrangements with managed accounts of other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur until the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Other Income

Other income represents fees generated from consulting services to a technology provider, payment for order flow, and transactional fees generated from client accounts. The performance obligation for consulting services to a technology provider is providing consulting services and is satisfied over time in line with the duration of the consulting contract. The performance obligation related to payment for order flow is providing financial services and is satisfied at a point in time. The performance obligation related to transactional fees generated from client accounts is providing financial services to clients and is satisfied over time.

The Company also earns revenue from an agreement with JonesTrading Institutional Service, LLC ("JonesTrading") whereby JonesTrading pays the Company a percentage of the net revenue produced by certain historical institutional customers less any related expenses. Revenue from JonesTrading is determined based on the factors outside of the Company's control and the Company records the income amount on a monthly basis when the actual amount of income is known.

Costs to Obtain or Fulfill a Contract; Other

For the periods presented, there were no costs capitalized related to obtaining or fulfilling a contract with a customer, and thus the Company has no balances for contract assets or contract liabilities. The Company concludes that its revenue streams have the same underlying economic factors, and as such, no disaggregation of revenue is required.

Performance Obligation

The following table presents each revenue category and its related performance obligation:

Revenue Stream	Performance Obligation	Recognition
Commission and fees	Provide financial services to customers and counterparties	Point in time recognition
Principal transactions and proprietary trading	Provide financial services to customers and counterparties	Point in time recognition
Market making	Provide financial services to customers and counterparties	Point in time recognition
Stock borrow / stock loan	Provide financial services to customers and counterparties	Point in time recognition
Advisory fees	Provide financial services to customers and counterparties	Over time recognition
Interest, marketing and distribution fees		
Interest	NA	Over time recognition
Marketing fees	Provide financial services to customers and counterparties	Point in time recognition
Distribution fees	Fixed: provide financial services to customers and counterparties; Variable: NA	Fixed: Point in time recognition; Variable: Over time recognition
Other income		
Consulting services to a technology provider	Provide consulting services	Over time recognition
Payment for order flow	Provide financial services to customers	Point in time recognition
Transactional fees generated from client accounts	Provide financial services to customers	Point in time recognition
Revenue from agreement with JonesTrading	NA	Point in time recognition

Share-Based Compensation

The Company grants share-based compensation and accounts for share-based compensation in accordance with ASC Topic 718, "Compensation-Stock Compensation," which establishes accounting for share-based compensation to employees for services. Under the provisions of ASC 718-10-35, share-based compensation cost is measured at the grant date, based on the fair value of the award on that date and is expensed at the grant date (for the portion that vests immediately) or ratably over the related vesting periods. Refer to Note 22 – Employee Benefit Plans for further detail.

Advertising and Promotion

Advertising and promotion costs are expensed as incurred and were $155,000 and $543,000 for the years ended December 31, 2023, and 2022, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the consolidated financial statements and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred taxes in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the provision for income taxes line on the consolidated statements of operations. Accrued interest and penalties would be included on the related tax liability line on the consolidated statements of financial condition.

Capital Stock

The authorized capital stock of the Company consists of a single class of common stock. Shares authorized were 100 million as of both December 31, 2023 and 2022.

Per Share Data

Basic earnings per share is calculated by dividing net income available to the Company's common stockholders by the weighted average number of outstanding common shares during the year. Diluted earnings per share is calculated by dividing net income available to the Company's common stockholders by the number of shares outstanding under the basic calculation and adding all dilutive securities, which consist of options. The Company has no dilutive securities as of both December 31, 2023 and 2022.

New Accounting Standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, "Improvements to Income Tax Disclosures" ("ASU 2023-09"). The ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in the ASU address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 will be effective for the Company for annual periods beginning after December 15, 2024, though early adoption is permitted. The Company is still evaluating the presentational effect that ASU 2023-09 will have on its consolidated financial statements, but the Company expects considerable changes to its income tax footnote.

Accounting Standards Adopted in Fiscal 2023

The Company did not adopt any new accounting standards during the year ended December 31, 2023. The Company has evaluated other recently issued accounting standards and does not believe that any of these standards will have a material impact on the Company's consolidated financial statements and related disclosures as of December 31, 2023.

3. Transactions with Tigress and Hedge Connection

Tigress

Initial Transaction

On November 16, 2021, the Company entered into an agreement with Tigress, a Delaware limited liability company, and a disabled and woman-owned financial services firm. As part of the agreement, (i) Tigress transferred to the Company limited liability company membership interests representing 24% of the outstanding membership interests in Tigress; and (ii) the Company transferred to Tigress limited liability company membership interests representing 24% of the outstanding membership interests of RISE and 1,449,525 shares of the Company's common stock. The Company's common stock was issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Reorganization Agreement

On October 18, 2022, the Company entered into a Reorganization Agreement ("Reorganization Agreement") with Tigress whereby the Company exchanged 7% of the outstanding membership interests in Tigress for all of Tigress' ownership interest in RISE. As a result of the Reorganization Agreement, the Company's ownership interest of Tigress decreased from 24% to 17%. Based on the level of the Company's ownership of Tigress, the Company concluded that it was still able to exercise significant influence over Tigress following the Reorganization Agreement. Therefore, the Company continued to account for this investment under the equity method of accounting through the Company's sale of its interest in Tigress on July 10, 2023.

During the years ended December 31, 2023 and 2022, the net loss as a result of this transaction was $0 and $719,000, respectively, which is in the line item "Loss on sale of equity method investment in related party" on the consolidated statements of operations.

Share Redemption Agreement

On July 10, 2023, the Company entered into a Share Redemption Agreement with Cynthia DiBartolo, CEO of Tigress, pursuant to which the Company repurchased from Ms. DiBartolo one million shares of its common stock held by Ms. DiBartolo in exchange for conveying to Ms. DiBartolo the Company's 17% interest in Tigress. The Company accounted for the Share Redemption Agreement as a sale of a financial asset in accordance with ASC 860. The one million shares of Company common stock that the Company received from Ms. DiBartolo had a fair value of $2,510,000 which was equal to the fair value of the Company's 17% interest in Tigress sold to Ms. DiBartolo. As such, no gain or loss was recognized as a result of the transaction. Following the transaction, the Company had no remaining interest in Tigress. Refer to Note 12 – Equity Method Investment in Related Party in this Report for more detail on these transactions and information that impacted the periods presented.

Impairment

As a result of the Reorganization Agreement described above as well as the fact that Tigress had been impacted by adverse market conditions resulting in a decline in Tigress' performance and future projections, management concluded that a triggering event had occurred and evaluated if the investment in Tigress was other than temporarily impaired. Thus, the Company performed an impairment test as of October 18, 2022, and estimated the fair value of Tigress using the income and market approach. For the income approach, the Company utilized estimated discounted future cash flow expected to be generated by Tigress. For the market approach, the Company utilized market multiples of revenue and earnings derived from comparable publicly-traded companies. Based upon the updated valuation, the Company recognized an impairment of $4,015,000 for the year ended December 31, 2022, which is included in line item "Impairment of investments" on the consolidated statements of operations.

As a result of the Share Redemption Agreement described above, the Company recognized an impairment charge for its investment in Tigress of approximately $185,000 for the year ended December 31, 2023, which is included in "Impairment of investments" in the consolidated statements of operations. The fair value of the Company's investment in Tigress was determined using observed current market prices of Tigress' membership interests that were below the Company's carrying value of its equity investment in Tigress. Following the Share Redemption Agreement, the Company had no remaining interest in Tigress.

Hedge Connection

Initial Transaction

On January 21, 2022, RISE entered into an agreement with Hedge Connection, a Florida corporation and a woman-owned fintech company founded by Ms. Vioni that provides capital introduction software solutions for the prime brokerage industry.

Pursuant to the agreement, (i) Hedge Connection transferred to the Company common stock representing 20% of the outstanding post-closing issued and outstanding capitalization in Hedge Connection for a consideration of $600,000, to be paid in three installments over 180 days, as well as approximately 3.33% of the issued and outstanding membership interests of RISE; (ii) the Company acquired an option from Ms. Vioni to acquire 100% of the remaining interest in Hedge Connection at fair value market at the time of the option exercise, provided such valuation of Hedge Connection is not less than $5 million; (iii) the Company acquired a technology license agreement from Hedge Connection to use its capital introduction software, Fintroz, for an annual license fee of $250,000; (iv) Ms. Vioni provided the Company with the right to appoint one director to the Board of Directors of Hedge Connection; and (v) Ms. Vioni was appointed to the Board of Directors of RISE as well as to the position of President of RISE Prime – Capital Introduction, a division of RISE.

Termination Agreement

On October 18, 2022, the Company entered into a Termination Agreement ("Termination Agreement") with Hedge Connection and Ms. Vioni. Pursuant to the Termination Agreement, the parties terminated the Purchase Agreement, dated January 21, 2022. Under the terms of the Termination Agreement, the Company re-conveyed to Hedge Connection, Hedge Connection common stock representing 20% of Hedge Connection and the related option from Ms. Vioni to acquire 100% of Ms. Vioni's remaining interest in Hedge Connection in exchange for 3.17% of RISE and the cancellation of the Company's obligation to repay the remaining $250,000 of its note payable to Hedge Connection. The Termination Agreement also terminates the Hedge Connection technology license agreement.

The net loss as a result of this transaction was $627,000, which is in the line item "Loss on sale of equity method investment in related party" on the consolidated statements of operations. The components that resulted in the net loss of $627,000 were the writing off of the carrying value of the Company's investment in Hedge Connection of $1,020,000, offset by the forgiveness of the notes payable to Hedge Connection of $250,000 as well as the net return of RISE treasury stock of $143,000.

4. RISE

During the first quarter of 2022, RISE issued and Siebert sold membership interests in RISE to certain employees, directors, and affiliates of RISE and Siebert.

From January 1, 2022 through March 30, 2022, RISE issued 8.3% of RISE's total issued and outstanding membership interests in exchange for a net increase in assets of $1,000,000. Siebert sold membership interests representing 2% of RISE's total issued and outstanding membership interests to Siebert employees and affiliates. Through March 30, 2022, Siebert continued to hold a majority ownership interest in RISE.

On March 31, 2022, Siebert exchanged $2,880,000 in aggregate of notes payable to Gloria E. Gebbia for 24% ownership interest in RISE. As a result of the aforementioned transactions, Siebert's direct ownership percentage in RISE declined from 76% as of December 31, 2021 to approximately 44% as of March 31, 2022. As of March 31, 2022, Siebert determined that RISE was a VIE and that Siebert was the primary beneficiary, requiring RISE to be consolidated in accordance with Accounting Standards Codification ("ASC") Topic 810 – Consolidation.

As a result of the transactions described in Note 3 – Transactions with Tigress and Hedge Connection, Siebert's ownership in RISE increased to 68%, and therefore Siebert continued to consolidate RISE from October 18, 2022 through December 31, 2022 under the VOE model. There have been no further transactions related to RISE's membership interests for the year ended December 31, 2023.

As of December 31, 2023, RISE reported assets of $1.3 million and liabilities of $0. As of December 31, 2022, RISE reported assets of $1.3 million and liabilities of $0.1 million. There are no restrictions on RISE's assets.

5. Kakaopay Transaction

On April 27, 2023, Siebert entered into a Stock Purchase Agreement with Kakaopay (the "First Tranche Stock Purchase Agreement"), pursuant to which Siebert agreed to issue to Kakaopay Corporation ("Kakaopay"), a company established under the Laws of the Republic of Korea and a fintech subsidiary of Korean-based conglomerate Kakao Corp., 8,075,607 shares of Siebert's common stock (the "First Tranche Shares" and, such transaction, the "First Tranche") at a per share price of Two Dollars Fifteen Cents ($2.15), which represented 19.9% of the outstanding equity securities of Siebert on a fully diluted basis (taking into account the issuance of the First Tranche Shares). The First Tranche closed on May 18, 2023 and, in connection therewith, Siebert entered into a Registration Rights and Lock-Up Agreement (the "Registration Rights Agreement") and a Stockholders' Agreement (the "Original Stockholders' Agreement") with Kakaopay.

Concurrent with the execution of the First Tranche Stock Purchase Agreement, Siebert and Kakaopay entered into a second Stock Purchase Agreement (the "Second Tranche Stock Purchase Agreement" and, together with the First Tranche Stock Purchase Agreement, the "Stock Purchase Agreements"), pursuant to which Siebert agreed to issue to Kakaopay an additional 25,756,470 shares of Siebert's common stock (the "Second Tranche Shares" and, such transaction, the "Second Tranche") at a per share price of Two Dollars Thirty Five Cents ($2.35), so that Kakaopay would own 51% of the outstanding equity securities of Siebert on a fully diluted basis (taking into account the issuance of the First Tranche Shares and the Second Tranche Shares).

On December 19, 2023, Siebert entered into a Termination and Settlement Agreement (the "Settlement Agreement") with Kakaopay, Kakaopay Securities Corp. ("Kakaopay Securities"), MSCO and certain Gebbia parties named therein. Under the Settlement Agreement, the parties mutually agreed to terminate the Second Tranche Stock Purchase Agreement. The parties terminated the Second Tranche Stock Purchase Agreement after reaching a compromise regarding their disagreement over, among other things, the occurrence of a "Purchaser Material Adverse Effect" in the Second Tranche Stock Purchase Agreement, and the ability of the closing conditions in the Second Tranche Stock Purchase Agreement to be satisfied. Certain related agreements were also terminated, including the Foreign Broker-Dealer Fee Sharing Agreement, dated April 27, 2023, between MSCO and Kakaopay Securities, and the Support and Restrictive Covenant Agreements by certain Gebbia stockholders, each dated April 27, 2023. The parties also agreed (i) to amend and restate the Original Stockholders' Agreement as described below, (ii) that the Company will pay Kakaopay a fee of $5,000,000 (payable in ten quarterly installments beginning on March 29, 2024) and (iii) to customary releases. Kakaopay continues to own the 8,075,607 shares of the Company's common stock that it purchased from the Company in May 2023, and Kakaopay agreed to certain standstill restrictions with respect to its ownership of the Company's common stock, subject to certain conditions.

In connection with the foregoing, on December 19, 2023, Siebert entered into an Amended and Restated Stockholders' Agreement (the "A&R Stockholders' Agreement") with Kakaopay, certain stockholders listed on Schedule I thereto and John J. Gebbia (in his individual capacity and as representative of the Gebbia Stockholders (as defined therein)) to amend and restate the Original Stockholders' Agreement. Under the A&R Stockholders' Agreement, Kakaopay retains its right to designate one director to the Company's board of directors, subject to certain conditions, but the additional board designation rights in the Original Stockholders' Agreement that would have applied following the closing of the Second Tranche have been removed. The A&R Stockholders' Agreement also, among other things, modifies various specified events requiring the prior written consent of Kakaopay, which provided the Company's management with additional flexibility to grow the Company with reduced restrictions. The A&R Stockholders' Agreement also adds tag-along rights in favor of Kakaopay and the Gebbia Stockholders.

At the time of the issuance, the total deferred issuance cost of $2,467,000 related to the First Tranche was reclassified as a reduction to "Additional paid-in capital" in stockholders' equity on the consolidated statements of financial condition. This amount consisted of $318,000 which was recorded within the line item "Prepaid expenses and other assets" on the consolidated statements of financial condition as of December 31, 2022, and $2,149,000 which was incurred during the year ended December 31, 2023. Of the amount incurred during the year ended December 31, 2023, $560,000 was part of non-cash consideration.

The Company incurred $5,943,000 for the year ended December 31, 2023 associated with the termination of the transaction with Kakaopay which is recorded in the line item "Transaction termination cost" on the consolidated statements of operations. This amount consisted of the $5,000,000 fee to Kakaopay (payable in ten quarterly installments beginning on March 29, 2024) adjusted for the present value of the payments as of the date of the agreement, as well as legal and other consulting costs associated with the transaction of approximately $1,481,000. The discount rate used for the calculation of the present value of the cash flows was 8.5%.

On May 22, 2023, Gloria E. Gebbia issued a warrant to BCW Securities LLC, a Delaware limited liability company ("BCW"), to purchase 403,780 shares of common stock of the Company held by Ms. Gebbia at an exercise price of $2.15 per share. Ms. Gebbia issued the warrant pursuant to that certain agreement, dated March 27, 2023, by and among Ms. Gebbia, the Company and BCW relating to the investment by Kakaopay in the Company. The fair value of the warrant of $560,000 was recorded as non-cash consideration on the consolidated statements of changes in stockholders' equity and the consolidated statements of cash flows, as well as for the deferred issuance cost related to the First Tranche as described above.

6. Receivables From, Payables To, and Deposits With Broker-Dealers and Clearing Organizations

Amounts receivable from, payables to, and deposits with broker-dealers and clearing organizations consisted of the following as of the periods indicated:

	As of December 31, 2023	As of December 31, 2022
Receivables from and deposits with broker-dealers and clearing organizations		
DTCC / OCC / NSCC (1)	$ 9,332,000	$ 8,187,000
Goldman Sachs & Co. LLC ("GSCO")	38,000	31,000
Pershing	—	96,000
National Financial Services, LLC ("NFS")	2,212,000	2,006,000
Securities fail-to-deliver	119,000	3,000
Globalshares	47,000	82,000
Total Receivables from and deposits with broker-dealers and clearing organizations	$ 11,748,000	$ 10,405,000
Payables to broker-dealers and clearing organizations		
Securities fail-to-receive	$ 399,000	$ 396,000
Payables to broker-dealers	82,000	264,000
Total Payables to broker-dealers and clearing organizations	$ 481,000	$ 660,000

(1) Depository Trust and Clearing Corporation is referred to as ("DTCC"), Options Clearing Corporation is referred to as ("OCC"), and National Securities Clearing Corporation is referred to as ("NSCC").

Under the DTCC shareholders' agreement, MSCO is required to participate in the DTCC common stock mandatory purchase. As of December 31, 2023 and 2022, MSCO had shares of DTCC common stock valued at approximately $1,236,000 and $1,054,000, respectively, which are included in the line item "Deposits with broker-dealers and clearing organizations" on the consolidated statements of financial condition.

In September 2022, MSCO and RISE entered into a clearing agreement whereby RISE would introduce clients to MSCO. As part of the agreement, RISE deposited a clearing fund escrow deposit of $50,000 to MSCO, and had excess cash of approximately $1.0 million in its brokerage account at MSCO as of December 31, 2023. RISE did not have any balances at MSCO as of December 31, 2022. The resulting asset of RISE and liability of MSCO is eliminated in consolidation. The Company terminated its clearing relationships with GSCO and Pershing in 2022.

7. Prepaid Service Contract

In April 2020, the Company entered into an agreement with a technology vendor in which the Company paid the technology vendor $1.0 million and 193,906 shares of the Company's restricted common stock for a total of $2.1 million in exchange for services to develop a new client and back end interface as well as related functionalities for the Company's key operations. In addition, the Company agreed to pay an annual license fee of $600,000 for this software.

In February 2022, the Company entered into a Consulting Services Agreement ("CSA") with the technology vendor, whereby the Company would provide certain consulting services over an 18-month period. The consulting fee income was recognized on a straight-line basis over the service period. The Company recorded a total of $1.7 million for the year ended December 31, 2022 from the technology vendor which is included in the line item "Other income" on the consolidated statements of operations.

In September 2022, the Company and the technology vendor mutually agreed to terminate the services being provided under both the original agreement as well as the CSA. Per the terms of the respective termination agreements, neither the Company nor the technology vendor will have any further obligations to provide future services. As part of the termination, the technology vendor returned 193,906 shares of the Company's common stock previously issued. As of December 31, 2022, the Company wrote off the remaining balance of the prepaid service contract of $532,000 and the Company received $950,000 which is included in the line item "Other income" on the consolidated statements of operations.

The expense related to share-based payments to the technology vendor for professional services was $0 and $239,000 for the years ended December 31, 2023 and 2022, respectively. The total expense related to the technology vendor was $0 and $711,000 for the years ended December 31, 2023 and 2022, respectively, which is included in "Technology and communications" on the consolidated statements of operations.

8. Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The tables below present, by level within the fair value hierarchy, financial assets and liabilities measured at fair value on a recurring basis for the periods indicated. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	As of December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets				
Cash and securities segregated for regulatory purposes				
U.S. government securities	$ 115,515,000	$ —	$ —	$ 115,515,000
Securities owned, at fair value				
U.S. government securities	$ 17,636,000	$ —	$ —	$ 17,636,000
Certificates of deposit	—	114,000	—	114,000
Corporate bonds	—	3,000	—	3,000
Options	2,000	—	—	2,000
Equity securities	146,000	137,000	—	283,000
Total Securities owned, at fair value	$ 17,784,000	$ 254,000	$ —	$ 18,038,000
Liabilities				
Securities sold, not yet purchased, at fair value				
Equity securities	$ 2,000	$ —	$ —	$ 2,000
Total Securities sold, not yet purchased, at fair value	$ 2,000	$ —	$ —	$ 2,000

	As of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Assets				
Cash and securities segregated for regulatory purposes				
U.S. government securities	$ 140,978,000	$ —	$ —	$ 140,978,000
Securities owned, at fair value				
U.S. government securities	$ 2,808,000	$ —	$ —	$ 2,808,000
Certificates of deposit	—	92,000	—	92,000
Municipal securities	—	52,000	—	52,000
Corporate bonds	—	7,000	—	7,000
Equity securities	63,000	182,000	—	245,000
Total Securities owned, at fair value	$ 2,871,000	$ 333,000	$ —	$ 3,204,000
Liabilities				
Securities sold, not yet purchased, at fair value				
Equity securities	$ 2,000	$ —	$ —	$ 2,000
Total Securities sold, not yet purchased, at fair value	$ 2,000	$ —	$ —	$ 2,000

The Company had U.S. government securities, certificates of deposit, municipal securities, and corporate bonds with the market values and maturity dates for the periods indicated below:

	As of December 31, 2023
Maturing in 2023	$ 30,000,000
Maturing in 2024	98,931,000
Maturing in 2025	3,965,000
Maturing after 2025	115,000
Accrued interest	257,000
Total Market value	$ 133,268,000

	As of December 31, 2022
Maturing in 2023	$ 106,873,000
Maturing in 2024	36,506,000
Maturing after 2024	150,000
Accrued interest	409,000
Total Market value	$ 143,938,000

Financial Assets Measured at Fair Value on a Non-Recurring Basis

The following table represents information for assets measured at fair value on a nonrecurring basis and displays the carrying value after measurement as of the periods indicated. The fair value measurement is nonrecurring as these assets are measured at fair value only when there is a triggering event (e.g., an evidence of impairment). Assets included in the table are those that were impaired during the respective reporting periods and that are still held as of the reporting date. The estimated fair values for these amounts were determined using significant unobservable inputs (Level 3).

	As of December 31	
	2023	2022
Equity method investment in related party	$ —	$ 2,584,000

As a result of the 2023 transaction discussed in Note 3 – Transactions with Tigress and Hedge Connection, the Company recognized an impairment charge for its investment in Tigress of approximately $185,000 during the year ended December 31, 2023, which is included in "Impairment of investments" on the consolidated statements of operations. The fair value of the Company's investment in Tigress was determined using observed current market prices of Tigress' membership interests that were below the Company's carrying value of its equity investment in Tigress. Following the transaction, the Company had no remaining interest in Tigress.

As a result of the 2022 transaction discussed Note 3 – Transactions with Tigress and Hedge Connection, the Company recognized an impairment charge for its investment in Tigress of approximately $4,015,000 for the year ended December 31, 2022. The fair value of the Company's investment in Tigress was determined using the income and market approach. For the income approach, the Company utilized estimated discounted future cash flow expected to be generated by Tigress. For the market approach, the Company utilized market multiples of revenue and earnings derived from comparable publicly-traded companies.

Financial Assets and Liabilities Not Carried at Fair Value

The following represents financial instruments in which the ending balances as of December 31, 2023 and 2022 that are not carried at fair value in the consolidated statements of financial condition:

Short-term financial instruments: The carrying value of short-term financial instruments, including cash and cash equivalents as well as cash and securities segregated for regulatory purposes, are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates. The Company had no cash equivalents for regulatory purposes as of December 31, 2023 and 2022. Securities segregated for regulatory purposes consist solely of U.S. government securities and are included in the fair value hierarchy table above. Cash and cash equivalents and cash and securities segregated for regulatory purposes are classified as level 1.

Receivables and other assets: Receivables from customers, receivables from non-customers, receivables from and deposits with broker-dealers and clearing organizations, other receivables, and prepaid expenses and other assets are recorded at amounts that approximate fair value and are classified as level 2 under the fair value hierarchy. The Company may hold cash equivalents related to rent deposits in prepaid expenses and other assets that are categorized as level 2 under the fair value hierarchy.

Securities borrowed and securities loaned: Securities borrowed and securities loaned are recorded at amounts which approximate fair value and are primarily classified as level 2 under the fair value hierarchy. The Company's securities borrowed and securities loaned balances represent amounts of equity securities borrow and loan contracts and are marked-to-market daily in accordance with standard industry practices which approximate fair value.

Investments, cost: The Company's non-marketable equity securities are investments in privately held companies without readily determinable market values due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management's judgment. As there is no readily determinable fair value, the carrying amount of these investments minus impairment approximates the fair value. The cost will be adjusted upwards or downwards in accordance with observable market transactions. Under the fair value hierarchy, investments, cost is classified as level 3.

Payables: Payables to customers, payables to non-customers, drafts payable, payables to broker-dealers and clearing organizations, accounts payable and accrued liabilities, and taxes payable are recorded at amounts that approximate fair value due to their short-term nature and are classified as level 2 under the fair value hierarchy.

Deferred contract incentive: The carrying amount of the deferred contract incentive approximates fair value due to the relative short-term nature of the liability. Under the fair value hierarchy, the deferred contract incentive is classified as level 2.

Long-term debt: The carrying amount of the mortgage with East West Bank approximates the fair value at the time of issuance as it reflected terms that approximated market terms for similar arrangements. During the periods presented, the interest rate has increased to reflect current market terms, which would favorably reduce the fair value of long-term debt. Under the fair value hierarchy, the mortgage is classified as level 2.

Contract settlement liability: The carrying amount of the contract settlement liability approximates fair value which is the present value of the payments at a discount rate as of the date of the agreement. Under the fair value hierarchy, the contract settlement liability is classified as level 2.

9. Property, Office Facilities, and Equipment, Net

Property, office facilities, and equipment consisted of the following as of the periods indicated:

	As of December 31	
	2023	2022
Property	$ 6,815,000	$ 6,815,000
Office facilities	2,475,000	2,616,000
Equipment	726,000	674,000
Total Property, office facilities, and equipment	10,016,000	10,105,000
Less accumulated depreciation	(612,000)	(1,777,000)
Total Property, office facilities, and equipment, net	$ 9,404,000	$ 8,328,000

Total depreciation expense for property, office facilities, and equipment was $589,000 and $404,000 for the years ended December 31, 2023 and 2022, respectively.

Miami Office Building

On December 30, 2021, the Company purchased the Miami office building located at 653 Collins Ave, Miami Beach, FL ("Miami office building"). The Miami office building contains approximately 12,000 square feet of office space and serves as the headquarters of the Company.

Depreciation expense commenced in April 2023 when the Miami office building was completed and placed in service. The Company invested $1,313,000 and $985,000 in the years ended December 31, 2023 and 2022, respectively, to build out the Miami office building.

10. Software, Net

Software consisted of the following as of the periods indicated:

	As of December 31	
	2023	2022
Robo-advisor	$ —	$ 763,000
Other software	1,716,000	3,342,000
Total Software	1,716,000	4,105,000
Less accumulated amortization – robo-advisor	—	(763,000)
Less accumulated amortization – other software	(284,000)	(2,351,000)
Total Software, net	$ 1,432,000	$ 991,000

In the fourth quarter of 2022, the Company partnered with a technology vendor to develop a new Retail Platform. The total software development expense related to this project was $978,000 as of December 31, 2023, all of which was capitalized.

During the year ended December 31, 2023, the Company decided to terminate the agreement with the technology vendor and reassess its technology needs. The Company decided to change the strategic direction of its technology development for its Retail Platform and determined that an other than temporary impairment of the Retail Platform existed. The Company recognized an impairment loss of $990,000 for the year ended December 31, 2023, which is included in "Depreciation and amortization" on the consolidated statements of operations.

Total amortization of software was $442,000 and $590,000 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company estimates future amortization of current software assets of $560,000, $492,000, $317,000, and $63,000, in the years ended December 31, 2024, 2025, 2026, and 2027, respectively.

11. Leases

As of December 31, 2023, all of the Company's leases are classified as operating and primarily consist of office space leases expiring in 2024 through 2028. The Company elected not to include short-term leases (i.e., leases with initial terms of less than twelve months), or equipment leases (deemed immaterial) on the consolidated statements of financial condition. The Company leases some miscellaneous office equipment, but they are immaterial and therefore the Company records the costs associated with this office equipment on the consolidated statements of operations rather than capitalizing them as lease right-of-use assets. The balance of the lease right-of-use assets and lease liabilities are displayed on the consolidated statements of financial condition and the below tables display further detail on the Company's leases.

On July 7, 2023, the Company entered into a new lease agreement expiring in December 2028 for office space in the World Financial Center in New York City. This office will replace the New Jersey office as one of the Company's key operating centers and the total commitment of the lease is approximately $2.1 million. The estimated build out cost for this office space is approximately $800,000.

Lease Term and Discount Rate	As of December 31, 2023	As of December 31, 2022
Weighted average remaining lease term – operating leases (in years)	3.9	2.7
Weighted average discount rate – operating leases	6.9%	5.0%

	Year Ended December 31	
	2023	2022
Operating lease cost	$ 1,326,000	$ 1,299,000
Short-term lease cost	392,000	366,000
Variable lease cost	155,000	290,000
Total Rent and occupancy	$ 1,873,000	$ 1,955,000
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ 1,256,000	$ 1,380,000
Lease right-of-use assets obtained in exchange for new lease liabilities		
Operating leases	$ 1,693,000	$ 888,000

Lease Commitments

Future annual minimum payments for operating leases with initial terms of greater than one year as of December 31, 2023 were as follows:

Year		Amount
2024	$	938,000
2025		861,000
2026		694,000
2027		520,000
2028		443,000
Remaining balance of lease payments		3,456,000
Less: difference between undiscounted cash flows and discounted cash flows		470,000
Lease liabilities	$	2,986,000

12. Equity Method Investment in Related Party

Transaction with Tigress

The Company's investment in Tigress was accounted for under the equity method of accounting. In determining whether the investment in Tigress should be accounted for under the equity method of accounting, the Company considered the guidance under ASC 323, Investments – Equity Method and Joint Ventures. Prior to the Reorganization Agreement, the Company maintained 24% ownership interest in Tigress, which represented a significant ownership level, the Company and Tigress had common representation on their respective Board of Directors, and certain employees of Tigress were also employees of RISE. Based on these criteria, the Company determined that it was able to exercise significant influence over Tigress, and therefore the equity method of accounting applied for this investment.

After the Reorganization Agreement, the Company owned 17% of Tigress. The Company concluded that it still had significant influence over Tigress due to the representation of Gloria E. Gebbia on the Board of Directors of Tigress. Therefore, the Company continued to account for this investment under the equity method of accounting through the Company's sale of its interest in Tigress on July 10, 2023.

Under the equity method, the Company recognized its share of Tigress' income or loss in the line item "Earnings of equity method investment in related party" on the consolidated statements of operations. The Company has elected to classify distributions received from equity method investees using the cumulative earnings approach. The earnings recognized from the Company's investment in Tigress was $111,000 and a loss of $16,000 for the years ended December 31, 2023 and 2022, respectively, which is in the line item "Earnings of equity method investment in related party" on the consolidated statements of operations.

The Company received cash distributions from Tigress of $0 and $259,000 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, the carrying amount of the investment in Tigress was $0 and $2,584,000, respectively. There were no events or circumstances suggesting the carrying amount of the investment was impaired as of December 31, 2022.

Below is a table showing the summary from the consolidated statements of operations and financial condition for Tigress based on the most recent financials prior to the transaction on July 10, 2023 (unaudited):

	Six Months Ended June 30, 2023		Year Ended December 31, 2022	
Revenue	$	4,039,000	$	8,432,000
Operating income (loss)	$	721,000	$	(132,000)
Net income (loss)	$	721,000	$	(132,000)

	As of			
	June 30, 2023		December 31, 2022	
Assets	$	8,824,000	$	8,169,000
Liabilities	$	5,853,000	$	5,301,000
Stockholders' Equity	$	2,971,000	$	2,868,000

Transaction with Hedge Connection

Prior to the Termination Agreement with Hedge Connection, the Company determined that it was able to exercise significant influence over Hedge Connection as the Company had a significant level of ownership and had the right to appoint a director to Hedge Connection's Board of Directors. As such, the equity method of accounting applied for this investment, and the Company recognized $0 and $20,000 from its investment in Hedge Connection during the years ended December 31, 2023 and 2022, respectively, which is in the line item "Earnings of equity method investment in related party" on the consolidated statements of operations.

13. Investments, Cost

As of both December 31, 2023 and 2022, the Company maintained a 2% ownership interest in the Trading Technology Provider.

In June 2023, in view of the Trading Technology Provider's business performance and near-term business outlook that were below the Company's previous expectations, as well as observed market transactions of the Trading Technology Provider's equity that were below the carrying value of the Company's investment of the Trading Technology Provider, the Company determined that an other than temporary impairment existed. For the year ended December 31, 2023, the Company recognized an impairment charge for its investment in the Trading Technology Provider of $850,000, which is included in "Impairment of investments" on the consolidated statements of operations. As of December 31 2023 and 2022, this ownership interest in the Trading Technology Provider was $0 and $850,000, respectively, which is in the line item "Investments, cost" on the consolidated statements of financial condition.

14. Long-Term Debt

Mortgage with East West Bank

Overview

On December 30, 2021, the Company purchased the Miami office building for approximately $6.8 million, which was partially financed through a mortgage with East West Bancorp, Inc. ("East West Bank"). The mortgage was for approximately $4 million with a commitment for another $338,000 to finance part of the build out of the Miami office building. The Company has utilized its commitment of $338,000 as of December 31, 2022.

The Company's obligations under the mortgage are secured by a lien on the Miami office building and the term of the loan is ten years. The repayment schedule will utilize a 30-year amortization period, with a balloon on the remaining amount due at the end of ten years. The interest rate is 3.6% for the first 7 years, and thereafter the interest rate shall be at the prime rate as reported by the Wall Street Journal, provided that the minimum interest rate on any term loan will not be less than 3.6%. As part of the agreement, the Company must maintain a debt service coverage ratio of 1.4 to 1. The loan is subject to a prepayment penalty over the first five years which is calculated as a percentage of the principal amount outstanding at the time of prepayment. This percentage is 5% in the first year and decreases by 1% each year thereafter, with the prepayment penalty ending after 5 years. As of December 31, 2023, the Company was in compliance with all of its covenants related to this agreement.

Remaining Payments

Future remaining annual minimum principal payments for the mortgage with East West Bank as of December 31, 2023 were as follows:

	Amount
2024	$ 84,000
2025	88,000
2026	91,000
2027	95,000
2028	98,000
Thereafter	3,857,000
Total	$ 4,313,000

The interest expense related to this mortgage was $159,000 and $143,000 for the years ended December 31, 2023, and 2022, respectively. As of December 31, 2023, the interest rate for this mortgage was 3.6%.

Loan with East West Bank

Overview

On July 22, 2020, the Company entered into a loan and security agreement with East West Bank. In accordance with the terms of this agreement, the Company had the ability to borrow term loans in an aggregate principal amount not to exceed $10 million during the two-year period following July 22, 2020. The Company originally borrowed approximately $5.0 million and paid off the full remaining balance of the loan of approximately $2.7 million for the year ended December 31, 2023.

The Company's obligations under the agreement were secured by a lien on all of the Company's cash, dividends, stocks and other monies and property from time to time received or receivable in exchange for the Company's equity interests in and any other rights to payment from the Company's subsidiaries; any deposit accounts into which the foregoing was deposited and all substitutions, products, proceeds (cash and non-cash) arising out of any of the foregoing. Each term loan had a term of four years, beginning when the draw was made. The repayment schedule utilized a five-year (60 month) amortization period, with a balloon on the remaining amount due at the end of four years.

Term loans made pursuant to the agreement bore interest at the prime rate as reported by the Wall Street Journal, provided that the minimum interest rate on any term loan was not less than 3.25%. In addition to the foregoing, on the date that each term loan was made, the Company paid to the lender an origination fee equal to 0.25% of the principal amount of such term loan. Pursuant to the loan agreement, the Company paid all lender expenses in connection with the loan agreement.

This agreement contained certain financial and non-financial covenants. The financial covenants were that the Company must maintain a debt service coverage ratio of 1.35 to 1, an effective tangible net worth of a minimum of $25 million, and MSCO must maintain a net capital ratio that is not less than 10% of aggregate debit items. Certain other non-financial covenants included that the Company must promptly notify East West Bank of the creation or acquisition of any subsidiary that at any time owns assets with a value of $100,000 or greater. As of June 30, 2023 and December 31, 2022, the interest rate for this loan was 8.0% and 7.5%, respectively.

The interest expense related to the loan was $103,000 and $144,000 for the years ended December 31, 2023 and 2022, respectively.

15. Notes Payable - Related Party

During 2022 the Company had notes payable to Gloria E. Gebbia and Hedge Connection of $3 million and $600,000, respectively; however, as of December 31, 2022, the Company had no outstanding balance on these notes payables. During the year ended December 31, 2023, the Company did not have notes payable to Gloria E. Gebbia. The Company's interest expense for these notes payable for the year ended December 31, 2022 was $151,000.

16. Deferred Contract Incentive

Effective August 1, 2021, MSCO entered into an amendment to its clearing agreement with NFS that, among other things, extends the term of their arrangement for an additional four-year period commencing on August 1, 2021 and ending July 31, 2025.

As part of this agreement, the Company received a one-time business development credit of $3 million from NFS, and NFS will pay the Company four annual credits of $100,000, which are recorded in the line item "Deferred contract incentive" on the consolidated statements of financial condition. Annual credits shall be paid on the anniversary of the date on which the first credit was paid. The business development credit and annual credits will be recognized as contra expense over four years and one year, respectively, in the line item "Clearing fees, including execution costs" on the consolidated statements of operations. The amendment also provides for an early termination fee if the Company chooses to end its agreement before the end of the contract term.

In relation to this agreement, the Company recognized $850,000 in contra expense for both the years ended December 31, 2023, and 2022. The balance of the deferred contract incentive was approximately $1.2 million and $2.0 million as of December 31, 2023 and 2022, respectively.

17. Revenue Recognition

Refer to Note 2 – Summary of Significant Accounting Policies for detail on the Company's primary sources of revenue and the corresponding accounting treatment. Information related to items that impact certain revenue streams within the periods presented is shown below.

Principal Transactions and Proprietary Trading

The Company regularly invests in treasury bill and treasury notes, which are primarily in the line item "Cash and securities segregated for regulatory purposes" on the consolidated statements of financial condition, in order to enhance its yield on its excess 15c3-3 deposits. During 2022, there was an increase in U.S. government securities yields, which created an unrealized loss on the Company's U.S. government securities portfolio. In 2023, the Company recorded the reversal of the unrealized loss resulting in a realized and unrealized gain due to the securities coming closer to maturity, the latest maturity being April 2025. Refer to Note 8 – Fair Value Measurements for additional detail.

The following table represents detail related to principal transactions and proprietary trading.

| | Year Ended December 31 | | |
	2023	2022	Year over Year Increase
Principal transactions and proprietary trading			
Realized and unrealized gain on primarily riskless principal transactions	$ 9,275,000	$ 7,643,000	$ 1,632,000
Realized and unrealized gain (loss) on portfolio of U.S. government securities	3,819,000	(3,900,000)	7,719,000
Total Principal transactions and proprietary trading	$ 13,094,000	$ 3,743,000	$ 9,351,000

Stock Borrow / Stock Loan

For the years ended December 31, 2023 and 2022, stock borrow / stock loan revenue was $16,172,000 ($47,166,000 gross revenue less $30,994,000 expenses) and $14,518,000 ($33,883,000 gross revenue less $19,365,000 expenses), respectively.

Interest, Marketing and Distribution Fees

For the years ended December 31, 2023 and 2022, interest, marketing and distribution fees was $29,577,000 ($30,036,000 gross revenue less $459,000 expenses) and $17,234,000 ($17,908,000 gross revenue less $674,000 expenses), respectively.

Other Income

The Company earned $265,000 and $137,000 in income for the years ended December 31, 2023 and 2022, respectively, in relation to its agreement with Jones Trading.

18. Income Taxes

The Company's provision for (benefit from) income taxes is comprised of the following:

| | Year Ended December 31 | |
	2023	2022
Current		
Federal	$ 3,023,000	$ (749,000)
State and local	499,000	104,000
Total Current	3,522,000	(645,000)
Deferred		
Federal	$ (366,000)	$ (305,000)
State and local	259,000	(350,000)
Total Deferred	(107,000)	(655,000)
Total Provision for (benefit from) income taxes	$ 3,415,000	$ (1,300,000)

The Company's effective tax rate differs from the U.S. federal statutory income tax rate of 21% for the periods indicated are as follows:

| | Year Ended December 31 | |
	2023	2022
Federal statutory income tax rate	21.0%	21.0%
Goodwill amortization	(2.5)%	6.5%
Non-deductible fines and penalties	—%	—%
Share based compensation	—%	—%
Permanent differences	2.7%	(6.1)%
State and local taxes, net of federal benefit	5.7%	9.4%
Change in valuation allowance	2.4%	2.0%
Other	1.1%	(2.5)%
Effective tax rate	30.4%	30.3%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	As of December 31	
	2023	2022
Deferred tax assets:		
Net operating losses	$ 3,393,000	$ 5,023,000
Lease liabilities	840,000	648,000
Share-based compensation	—	—
Investment in Tigress	—	775,000
Investment in RISE	123,000	10,000
Investment in OpenHand	239,000	—
R&D costs capitalization	142,000	—
Settlement liability related to Kakaopay termination	1,253,000	—
Capital loss carryover	803,000	—
Other	79,000	45,000
Subtotal	6,872,000	6,501,000
Less: valuation allowance	(1,243,000)	(978,000)
Total Deferred tax assets	$ 5,629,000	$ 5,523,000
Deferred tax liabilities:		
Fixed assets	$ (1,125,000)	$ (1,126,000)
Total Deferred tax liabilities	(1,125,000)	(1,126,000)
Net Deferred tax assets	$ 4,504,000	$ 4,397,000

In assessing the Company's ability to recover its deferred tax assets, the Company evaluated whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. The Company considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income.

Based on historical operating profitability, positive trend of earnings and projected future taxable income, the Company concluded as of December 31, 2023 that its U.S. deferred tax assets are realizable on a more-likely-than-not basis with the exception of certain investments that will result in future capital losses and certain state net operating losses. The amount of the Company's valuation allowance increased $265,000 during 2023. The Company will continue to evaluate its deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit. If it is determined in future periods that portions of the Company's deferred income tax assets satisfy the realization standards, the valuation allowance will be reduced accordingly.

As of December 31, 2023, the Company had U.S. federal net operating loss carryforwards of approximately $4.6 million which expire in varying amounts starting in 2035 to 2036 if not utilized but available to offset 100% of future taxable income. The U.S. federal net operating loss carryforwards are subject to annual limitation under Section 382.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows:

	Amount
Balance as of December 31, 2021	$ 2,418,000
Additions for tax positions taken during current year	—
Additions for tax positions taken during prior year	12,000
Reductions for tax positions taken during prior years	(834,000)
Settlements	—
Expirations of statutes of limitations	—
Balance as of December 31, 2022	$ 1,596,000
Additions for tax positions taken during current year	15,000
Additions for tax positions taken during prior year	—
Reductions for tax positions taken during prior years	(2,000)
Settlements	—
Expirations of statutes of limitations	(204,000)
Balance as of December 31, 2023	$ 1,405,000

The unrecognized tax benefit of $1,405,000 and $1,596,000 as of December 31, 2023 and 2022, respectively, are recorded in the line item "Taxes payable" on the consolidated statements of financial condition. Of the amounts reflected above as of December 31, 2023 and 2022, the entire amount would reduce the Company's effective tax rate if recognized. The Company records accrued interest and penalties related to income tax matters as part of the provision for income taxes. For the years ended December 31, 2023 and 2022, the Company recognized expense related to interest and penalties on unrecognized tax benefits of $118,000 and $100,000, respectively. For the years ended December 31, 2023 and 2022, the accrued balance of interest and penalties on unrecognized tax benefits was $245,000 and $127,000, respectively. The Company does not believe that the amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company files a federal income tax return and income tax returns in various state tax jurisdictions. The Company is not currently under examination by the IRS or any state or local taxing authority for any tax year. The open tax years for the federal and state income tax filings is generally 2020 through 2023.

On October 8, 2021, the Organization for Economic Co-operation and Development (OECD) announced the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting which agreed to a two-pillar solution to address tax challenges arising from digitalization of the economy. On December 20, 2021, the OECD released Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of a minimum rate of 15% for multinational companies with consolidated revenue above €750 million. Various foreign jurisdictions are in the process of enacting legislation to adopt a minimum effective tax rate. The OECD continues to release additional guidance on the two-pillar solution with an implementation anticipated by 2024. Based on the fact that the Company's operations are all located within the United State and is below current revenue thresholds contained in the Pillar Two Model Rules, the Company expects to be outside the scope of the implementation of the reporting requirements for 2024.

19. Capital Requirements

MSCO

Net Capital

MSCO is subject to the Uniform Net Capital Rules of the SEC (Rule 15c3-1) of the Exchange Act. Under the alternate method permitted by this rule, net capital, as defined, shall not be less than the lower of $1 million or 2% of aggregate debit items arising from customer transactions. As of December 31, 2023, MSCO's net capital was $56.1 million, which was approximately $54.3 million in excess of its required net capital of $1.8 million, and its percentage of aggregate debit balances to net capital was 63.42%.

As of December 31, 2022, MSCO's net capital was $30.6 million, which was approximately $29.2 million in excess of its required net capital of $1.4 million, and its percentage of aggregate debit balances to net capital was 44.49%.

Special Reserve Account

MSCO is subject to Customer Protection Rule 15c3-3 which requires segregation of funds in a special reserve account for the exclusive benefit of customers. As of December 31, 2023, MSCO had cash and securities deposits of $273.1 million (cash of $157.6 million, securities with a fair value of $115.5 million) in the special reserve accounts which was $26.2 million in excess of the deposit requirement of $246.9 million. After adjustments for deposit(s) and / or withdrawal(s) made on January 2, 2024, MSCO had $3.2 million in excess of the deposit requirement.

As of December 31, 2022, MSCO had cash and securities deposits of $276.2 million (cash of $135.2 million, securities with a fair value of $141.0 million) in the special reserve accounts which was $11.9 million in excess of the deposit requirement of $264.3 million. The Company made no subsequent deposits or withdrawals on January 3, 2023.

As of December 31, 2023, the Company was subject to the PAB Account Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of proprietary accounts of introducing broker-dealers. As of December 31, 2023, the Company had $1.2 million in the special reserve account which was approximately $0.2 million in excess of the deposit requirement of approximately $1.0 million. The Company made no subsequent deposits or withdrawals on January 2, 2024. As of December 31, 2022, the Company did not hold any proprietary accounts of introducing broker-dealers.

RISE

Net Capital

RISE, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. RISE is also subject to the CFTC's minimum financial requirements which require that RISE maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1.

As of December 31, 2023, RISE's net capital was approximately $1.3 million which was $1.0 million in excess of its minimum requirement of $250,000 under 15c3-1. As of December 31, 2022, RISE's net capital was approximately $1.2 million which was $0.9 million in excess of its minimum requirement of $250,000 under 15c3-1.

20. Financial Instruments With Off-Balance Sheet Risk

Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include broker-dealers, banks and other financial institutions.

In the event the counterparties do not fulfill their obligations, the Company may sustain a loss if the market value of the instrument is different from the contract value of the transaction. The risk of default primarily depends upon the credit worthiness of the counterparties involved in the transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company experienced no material historical losses in relation to its counterparties for the years ended December 31, 2023 and 2022.

Off-Balance Sheet Risks

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manage market risks and is, therefore, subject to varying degrees of market and credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill their contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, and is collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory requirements and internal guidelines which meet or exceed regulatory requirements. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company seeks to mitigate this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and continuously monitors compliance.

The Company's securities lending transactions are subject to master netting agreements with other broker-dealers; however, amounts are presented gross on the consolidated statements of financial condition and as net on the consolidated statements of operations for both of the periods presented. The Company further mitigates risk by using a program with a clearing organization which guarantees the return of cash to the Company as well as using industry standard software to ensure daily changes to market value are continuously updated and any changes to collateralization are immediately covered.

As of December 31, 2023, the Company had margin loans extended to its customers of approximately $338.1 million, of which $72.8 million is in the line item "Receivables from customers" on the consolidated statements of financial condition. As of December 31, 2022, the Company had margin loans extended to its customers of approximately $365.4 million, of which $52.1 million is in the line item "Receivables from customers" on the consolidated statements of financial condition. There were no material losses for unsettled customer transactions for the years ended December 31, 2023 and 2022.

21. Commitments, Contingencies and Other

Legal and Regulatory Matters

The Company is party to certain claims, suits and complaints arising in the ordinary course of business.

As of December 31, 2023, the Company does not expect that these claims, suits and complaints will have a material impact on its results of operations or financial position.

Overnight Financing

As of December 31, 2023 and 2022, MSCO had an available line of credit for short term overnight demand borrowing with BMO Harris Bank ("BMO Harris") of up to $25 million. As of those dates, MSCO had no outstanding loan balance and there were no commitment fees or other restrictions on the line of credit. On May 23, 2022, MSCO increased its principal amount for this line of credit from $15 million to $25 million. The Company utilizes customer or firm securities as a pledge for short-term borrowing needs.

The interest expense for this credit line was $1,000 and $2,000 for the years ended December 31, 2023 and 2022, respectively. There were no fees associated with the utilization of this credit line for the years ended December 31, 2023 and 2022.

At the Market Offering

On May 27, 2022, the Company entered into a Capital on Demand^{TM} Sales Agreement (the "Sales Agreement") with JonesTrading as agent, pursuant to which the Company may offer and sell, from time to time through JonesTrading, shares of the Company's common stock having an aggregate offering amount of up to $9.6 million under the Company's shelf registration statement on Form S-3. The Company is not obligated to make any sales of shares under the Sales Agreement. The Company agreed to pay JonesTrading a commission rate equal to 3.0% of the aggregate gross proceeds from each sale of shares. The Company or JonesTrading may suspend or terminate the offering upon notice to the other party and subject to other conditions. Whether the Company sells securities under the Sales Agreement will depend on a number of factors, including the market conditions at that time, the Company's cash position at that time and the availability and terms of alternative sources of capital.

For the years ended December 31, 2023 and 2022, the Company did not sell any shares pursuant to this Sales Agreement. For the years ended December 31, 2023 and 2022, the Company incurred approximately $0 and $98,000, respectively, in legal and audit fees related to this Sales Agreement, which are in the line item "Professional fees" on the consolidated statements of operations, and were expensed as incurred.

Since the Company filed this Report after its scheduled due date, the Company no longer satisfies the eligibility requirements for use of registration statements on Form S-3, which requires that the Company files in a timely manner all reports required to be filed during the prior twelve calendar months. As a result, the Company has suspended use of the shelf registration statement and the Company is not able to access the At the Market program as of the date of this Report.

NFS Contract

Effective August 1, 2021, MSCO entered into an amendment to its clearing agreement with NFS that, among other things, extends the term of the arrangement through July 31, 2025. If the Company chooses to exit this agreement before the end of the contract term, the Company is under the obligation to pay an early termination fee upon occurrence pursuant to the table below:

Date of Termination		Early Termination Fee
Prior to August 1, 2024	$	4,500,000
Prior to August 1, 2025	$	3,250,000

For the years ended December 31, 2023 and 2022, there has been no expense recognized for any early termination fees. The Company believes that it is unlikely it will have to make material payments related to early termination fees and has not recorded any contingent liability in the consolidated financial statements related to this arrangement.

Technology Vendors

In 2023 the Company entered into agreements with technology vendors for certain development projects related to our Retail Platform. As of December 31, 2023, the Company has incurred approximately $0.5 million out of the $2.6 million total budget for these projects.

General Contingencies

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company, through its affiliate, KCA is self-insured with respect to employee health claims. KCA maintains stop-loss insurance for certain risks and has a health claim reinsurance limit capped at approximately $65,000 per employee as of December 31, 2023.

The estimated liability for self-insurance claims is initially recorded in the year in which the event of loss occurs and may be subsequently adjusted based upon new information and cost estimates. Reserves for losses represent estimates of reported losses and estimates of incurred but not reported losses based on past and current experience. Actual claims paid and settled may differ, perhaps significantly, from the provision for losses. This adds uncertainty to the estimated reserves for losses. Accordingly, it is at least possible that the ultimate settlement of losses may vary significantly from the amounts included in the consolidated financial statements.

As part of this plan, the Company recognized expenses of $971,000 and $1,529,000 for the years ended December 31, 2023 and 2022, respectively.

The Company had an accrual of $64,000 as of December 31, 2023, which represents the historical estimate of future claims to be recognized for claims incurred during the period.

The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

22. Employee Benefit Plans

The Company, through KCA, sponsors a defined-contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees of the Company. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan. For 401(k) employee contribution matching, the Company incurred $173,000 of expense for the year ended December 31, 2023. The Company did not incur any expense for 401(k) employee contribution matching in 2022.

On September 17, 2021, the Company's shareholders approved the Siebert Financial Corp. 2021 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of stock options, restricted stock, and other equity awards of the Company's common stock to employees, officers, consultants, directors, affiliates and other service providers of the Company. There were 3 million shares reserved under the Plan and 2,704,000 shares remained as of December 31, 2023.

For the year ended December 31, 2022, the Company granted 296,000 restricted stock units at a weighted average price of $1.56 to employees and consultants of the Company. These units were fully vested upon grant date and the Company recognized equity stock compensation expense of $461,000 in the line item "Employee compensation and benefits" on the consolidated statements of operations for the year ended December 31, 2022. The Company did not issue any shares for the year ended December 31, 2023.

23. Related Party Disclosures

KCA

Gloria E. Gebbia, who is a director of Siebert, is the managing member of Kennedy Cabot Acquisition, LLC ("KCA"). As a result, KCA is an affiliate of the Company and is under common ownership with the Company. To gain efficiencies and economies of scale with billing and administrative functions, KCA serves as a paymaster for the Company for payroll and related functions, the entirety of which KCA passes through to the subsidiaries of the Company proportionally. In addition, KCA sponsors a defined-contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees of the Company. In the first quarter of 2023, KCA entered into an agreement with the Company for payroll processing services. The Company incurred $40,000 of expenses related to these services for the year ended December 31, 2023.

KCA owns a license from the Muriel Siebert Estate / Foundation to use the names "Muriel Siebert & Co., LLC" and "Siebert" within business activities, which expires in 2025. KCA passed through to the Company its cost of $60,000 for both the years ended December 31, 2023 and 2022 for the use of these names.

Other than the above arrangements, KCA has earned no profit for providing any services to the Company for the years ended December 31, 2023 and 2022 as KCA passes through any revenue or expenses to the Company's subsidiaries. As of December 31, 2023 and 2022, the Company had a payable to KCA for miscellaneous expenses of $0 and $4,000, respectively, which are in the line item "Accounts payable and accrued liabilities" on the consolidated statements of financial condition.

PW

PW is a subsidiary of the Company and PW brokers the insurance policies for related parties. Revenue for PW from related parties was $124,000 and $129,000 for the years ended December 31, 2023 and 2022, respectively.

Gloria E. Gebbia, John J. Gebbia, and Gebbia Family Members

The Company has entered into various notes payable with Gloria E. Gebbia. On March 31, 2022, Gloria E. Gebbia exchanged approximately $2.9 million of her notes payable to the Company for 24% of the outstanding and issued membership interests in RISE. The Company paid off these notes payable in 2022 and as such, the Company had no interest expense related to these notes payable in 2023. The Company had interest expense related to these notes payable of $151,000 for the year ended December 31, 2022.

Gloria E. Gebbia had extended loans to certain Company employees for the purchase of the Company's shares. These transactions have not materially impacted the Company's consolidated financial statements.

The three sons of Gloria E. Gebbia and John J. Gebbia hold executive positions within the Company's subsidiaries and their compensation was in aggregate $2,776,000 and $2,427,000 for the years ended December 31, 2023 and 2022, respectively. Part of their compensation includes performance-based payments related to key revenue streams.

On May 22, 2023, Gloria E. Gebbia issued a warrant to BCW to purchase 403,780 shares of common stock of the Company held by Ms. Gebbia at an exercise price of $2.15 per share. Ms. Gebbia issued the warrant pursuant to that certain agreement, dated March 27, 2023, by and among Ms. Gebbia, the Company and BCW relating to the investment by Kakaopay in the Company. The fair value of the warrant of $560,000 was recorded as non-cash consideration on the consolidated statements of changes in stockholders' equity and the consolidated statements of cash flows, as well as for the deferred issuance cost related to the First Tranche.

In 2023, Gloria E. Gebbia entered into a consulting agreement with the Company for consulting services. The compensation for the consulting agreement for Gloria E. Gebbia was $90,000 for the year ended December 31, 2023.

Gebbia Sullivan County Land Trust

The Company operates on a month-to-month lease agreement for its branch office in Omaha, Nebraska with the Gebbia Sullivan County Land Trust, the trustee of which is a member of the Gebbia Family. For both the years ended December 31, 2023 and 2022, rent expense was $60,000 for this branch office.

Kakaopay and Affiliates

On April 27, 2023, the Company entered into the First Tranche Stock Purchase Agreement, pursuant to which the Company agreed to issue to Kakaopay the First Tranche Shares at a per share price of Two Dollars Fifteen Cents ($2.15). MSCO entered into an agreement whereby it would provide an omnibus trading account for Kakaopay's subsidiary, Kakao Pay Securities Corp., and provide trade execution services to Kakao Pay Securities Corp, subject to compliance with applicable U.S. laws, rules and regulations.

Tigress and Hedge Connection

The Company has entered into various agreements and subsequent terminations with Tigress and Hedge Connection. Refer to Note 3 – Transactions with Tigress and Hedge Connection and Note 12– Equity Method Investment in Related Party for further detail.

RISE

During the year ended December 31, 2022, RISE issued and Siebert sold membership interests of RISE to Siebert employees, directors and affiliates. Refer to Note 4 – RISE for further detail.

In September 2022, MSCO and RISE entered into a clearing agreement whereby RISE would introduce clients to MSCO. As part of the agreement, RISE deposited a clearing fund escrow deposit of $50,000 to MSCO, and had excess cash of approximately $1.0 million in its brokerage account at MSCO as of December 31, 2023. RISE did not have any balances at MSCO as of December 31, 2022. The resulting asset of RISE and liability of MSCO is eliminated in consolidation.

24. Subsequent Events

The Company has evaluated events that have occurred subsequent to December 31, 2023 and through May 10, 2024, the date of the filing of this report.

Effective January 1, 2024, MSCO changed its name from Muriel Siebert & Co., Inc. to Muriel Siebert & Co., LLC, and SNXT changed its name to from Siebert AdvisorNXT, Inc. to Siebert AdvisorNXT, LLC with their tax status changing from C-Corporations to LLCs under state law. Starting in 2024, both MSCO and SNXT are single member limited liability companies that will be treated as disregarded entities for tax purposes. As such, both MSCO and SNXT will no longer be subject to direct taxation and will be disregarded by the relevant tax authorities. The guidance in Accounting Standards Update 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes specifies that an entity is not required to allocate income tax provision to a legal entity that is both not subject to tax and disregarded by the taxing authority, but an entity may elect to do so. MSCO and SNXT are not making the available election to allocate income taxes. Accordingly, on a prospective basis, MSCO and SNXT will no longer record current or deferred income taxes.

On January 18, 2024, STCH entered into a Purchase Agreement (the "Purchase Agreement") with J2 Financial Technology, Inc., d/b/a "Guild", a Delaware corporation.

Under the Purchase Agreement, STCH purchased a mobile self-directed trading app for the total purchase price of $385,000. The purchase price consisted of 200,000 restricted shares of the Company's common stock (priced at the historical 30-day moving average as of January 18, 2024) worth approximately $350,000 and $35,000 cash.

On April 18, 2024, the Company received a notification from Nasdaq Regulation that the Company no longer complies with Nasdaq's Listing Rules (the "Nasdaq Rules") for continued listing, as a result of the Company's failure to file this Report. The Company expects to regain compliance with the Nasdaq Rules in connection with the filing of this Report on May 10, 2024. However, since this Report was filed after its scheduled due date, the Company will no longer satisfy the eligibility requirement for use of registration statements on Form S-3, which requires that the Company file in a timely manner all reports required to be filed during the prior twelve calendar months. As a result, the Company has suspended use of its registration statements on Form S-3 (333-276585 and 333-262895), and will no longer be able to use its registration statements or access its At the Market program. Refer to Siebert's Current Report on Form 8-K filed on April 24, 2024 for more information.

Based on the Company's assessment, other than the events described above, there have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of December 31, 2023.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and our Executive Vice President/Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15(e) of Securities Exchange of 1934, as amended.

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our periodic and current reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. In reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. In addition, the design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based on its evaluation, our management, including our Chief Executive Officer and our Executive Vice President/Chief Financial Officer, concluded that as of the end of the period covered by this annual report, our disclosure controls and procedures were ineffective, based on the material weaknesses in internal control over financial reporting described below. As explained further below, the material weakness did not result in adjustments to the consolidated financial statements.

Management's Report on Internal Control Over Financial Reporting

Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013) ("COSO Framework"). Based on that assessment, management has concluded that, as of December 31, 2023, due to a material weakness in internal control over financial reporting discussed below, our internal control over financial reporting was not effective.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We have identified the following material weakness in our internal control over financial reporting, which remains outstanding as of December 31, 2023:

Siebert did not design and maintain effective controls over certain information technology ("IT") or general computer controls for information systems that are relevant to the preparation of the consolidated financial statements. Specifically, Siebert did not design and maintain user access controls to ensure appropriate segregation of duties and adequate restricted user and privileged access to financial applications, data and programs to the appropriate personnel. The IT deficiencies did not result in adjustments to the consolidated financial statements.

Management has commenced implementing the following measures to ensure that the control deficiencies contributing to the material weakness are remediated: (i) designing and implementing controls related to provisioning, privileged access, and user access reviews, (ii) developing an enhanced risk assessment process to evaluate logical access, and (iii) improving the existing training program associated with control design and implementation. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect that the remediation will be completed prior to the end of 2024.

Changes in Internal Control over Financial Reporting

Except for the material weakness in internal control described above, there were no changes in our internal control over financial reporting during the most recently completed fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None of the Company's directors or officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the three months ended December 31, 2023, as such terms are defined under Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Identification of Directors

The names of our Directors and their ages, positions, and biographies are set forth below.

Gloria E. Gebbia
Age 81

Gloria E. Gebbia has served as a member of our Board of Directors since December 16, 2016.

Gloria E. Gebbia is the managing manager of KCA. Ms. Gebbia was an owner and a director of StockCross. Additionally, Ms. Gebbia also serves as the President of Associates for Breast and Prostate Cancer Research, a non-profit organization that raises funds for the John Wayne Cancer Institute, which, under Ms. Gebbia's leadership, has raised over $16 million for breast and prostate cancer research.

Ms. Gebbia brings valuable experience to our Board of Directors from her roles at StockCross and in KCA.

John J. Gebbia
Age 85

John J. Gebbia has served as a member of our Board of Directors since June 1, 2020, and as our Chief Executive Officer and Chairman since May 24, 2023.

From February 2017 to May 2020, Mr. Gebbia served as a Special Advisor to the Board of Directors. Mr. Gebbia commenced his employment in the brokerage industry in 1959. In 1962, Mr. Gebbia became Executive Vice President of Walston & Company. After becoming CEO of Jesup & Lamont, an institutional brokerage firm, Mr. Gebbia purchased the company in 1983. Thereafter, Mr. Gebbia owned and/or controlled various brokerage firms including Kennedy Cabot & Co., which was sold in 1997 to Toronto Dominion Bank for $160 million.

We believe Mr. Gebbia's valuable experience to our Board of Directors from his role as our Chief Executive Officer, involvement with Siebert as well as his extensive brokerage and executive experience in the brokerage industry qualifies him to serve on our Board.

Charles A. Zabatta
Age 81

Charles A. Zabatta has served as a member of our Board of Directors since December 16, 2016.

Charles A. Zabatta served as a consultant to StockCross from 2011 until 2016, acting as its head of Corporate Development. Mr. Zabatta has and continues to have a distinguished and successful career, predominately in the financial services industry, including holding various positions with the New York Stock Exchange, Paine Webber, Securities Settlement Corp., Josephthal Lyon & Ross, Kennedy Cabot & Co. and TD Waterhouse. Mr. Zabatta's creative business skills have been instrumental in several acquisitions of small to midsize companies in various industries. Mr. Zabatta currently advises on capital raising, general business structure and management. Previously, Mr. Zabatta has served as a member of the board of Knight Capital and Kennedy Cabot & Co. Currently, Mr. Zabatta serves on the board of Paraco Gas Corporation, a large privately held independent energy company in the Northeast. Mr. Zabatta holds a B.A. in Industrial Psychology from Iona College.

We believe Mr. Zabatta's extensive experience in the financial services industry, vast industry network, as well as his Board of Director expertise qualifies him to serve on our Board.

Francis V. Cuttita
Age 55

Francis V. Cuttita has served as a member of our Board of Directors since December 16, 2016.

Francis V. Cuttita is a Senior Partner of Cuttita, LLP, a New York based law firm. Mr. Cuttita has over 27 years of practicing law in the areas of real estate and business transactions, media, sports and entertainment. Mr. Cuttita's list of clients include Fortune 100 corporations, CEOs, hedge fund managers, legendary professional athletes, entertainment icons and Grammy award winning musicians. Mr. Cuttita also serves as an advisor to several national financial, insurance and sports businesses and is an active supporter and member of various nonprofit organizations. Mr. Cuttita graduated from Swarthmore College and received his law degree from Fordham University School of Law.

We believe Mr. Cuttita's legal experience qualifies him to serve on our Board.

Andrew H. Reich
Age 68

Andrew H. Reich has served on our Board of Directors since December 16, 2016.

Andrew H. Reich has served as Executive Vice President, Chief Financial Officer, Assistant Secretary of the Company since December 16, 2016. Prior thereto, Andrew H. Reich served in a variety of executive positions with StockCross from 2002 until 2016. Mr. Reich has more than 30 years of experience in the financial industry, including more than 14 years as senior management of StockCross. Mr. Reich holds an M.B.A. from the University of Southern California and a B.B.A. from the Bernard Baruch College.

Mr. Reich brings valuable experience to our Board of Directors from his role as our Executive Vice President, Chief Financial Officer, Assistant Secretary as well as his extensive experience in the financial industry.

Jerry M. Schneider, CPA
Age 79

Jerry M. Schneider has served as a member of our Board of Directors and Chairman of the Audit Committee since December 29, 2016.

Jerry M. Schneider is a certified public accountant and has over 40 years of relevant accounting experience. Mr. Schneider is licensed to practice public accounting in New York and Florida and is a member of the American Institute of Certified Public Accountants, the New York State Society of Certified Public Accountants and the Florida Institute of Certified Public Accountants. Mr. Schneider was the Managing Partner of Schneider & Associates LLP, a CPA firm with approximately 20 professional staff and was the driving force in that firm's growth and development until it merged with Marks Paneth LLP in 2008. From January 2011 to December 31, 2017, Mr. Schneider was a Partner Emeritus and Senior Consultant at Marks Paneth LLP. Mr. Schneider is also a member of the Board of Directors of Prometheum, Inc., a company that is authorized by FINRA to run an AST for the general public for digital asset securities. In 2018, Mr. Schneider was appointed to the Board of Directors and the Audit Committee of Fiduciary Trust International South (a subsidiary of Fiduciary Trust International, which is owned by Franklin Templeton). In December 2019, Mr. Schneider was elected to be the chairman of the Audit Committee and was appointed to the Board of Directors of the Trust Committee of Fiduciary Trust International South. Mr. Schneider's practice was concentrated in the areas of business planning, high net worth individuals, manufacturing, retailing, securities broker-dealers, the hospitality industry, private educational institutions and estate planning.

We believe Mr. Schneider's significant accounting experience qualifies him to serve on our Board.

Hocheol Shin
Age 46

Hocheol Shin has served on our Board of Directors since May 24, 2023.

Mr. Shin has over 15 years of experience working in global technology companies across various functions including strategy, investment, and engineering. He has served as head of Kakao Pay's Payment Business Group and Corporate Development Office. Before Kakao Pay, Mr. Shin was a Vice President of Kakao Corp., a Director and Head of Open Innovation at Samsung Electronics, and an Engagement Manager at McKinsey & Company. Mr. Shin received a B.S. in Electrical Engineering from Seoul National University and a Ph.D. in Electrical Engineering from Stanford University.

We believe Hocheol Shin's significant experience within technology and international business qualifies him to serve on our Board.

Identification of Executive Officers

Name	Age	Position
John J. Gebbia	85	Chief Executive Officer, Chairman and Director
		John J. Gebbia is the Chief Executive Officer and Chairman of the Company since May 2023. From February 2017 to May 2020, Mr. Gebbia served as a Special Advisor to the Board of Directors. Mr. Gebbia commenced his employment in the brokerage industry in 1959. In 1962, Mr. Gebbia became Executive Vice President of Walston & Company. After becoming CEO of Jesup & Lamont, an institutional brokerage firm, Mr. Gebbia purchased the company in 1983. Thereafter, Mr. Gebbia owned and/or controlled various brokerage firms including Kennedy Cabot & Co., which was sold in 1997 to Toronto Dominion Bank for $160,000,000.

Name	Age	Position
Andrew H. Reich	68	Executive Vice President, Chief Operating Officer, Chief Financial Officer, Director and Secretary
		Andrew H. Reich has served as Executive Vice President, Chief Financial Officer, Assistant Secretary of the Company since December 16, 2016. Prior thereto, Andrew H. Reich served in a variety of executive positions with StockCross from 2002 until 2016. Mr. Reich has more than 30 years of experience in the financial industry, including more than 14 years as senior management of StockCross. Mr. Reich holds a M.B.A. from the University of Southern California and a B.B.A. from the Bernard Baruch College.

Corporate Governance

Board Meetings

The Board of Directors held 17 special meetings during 2023. Each incumbent director attended at least 75% of his or her Board of Directors meetings and all of his or her committee meetings. The Board of Directors held 8 regular meetings and 4 special meetings during 2022.

Controlled Company

As of May 18, 2023, the Company ceased to be a "Controlled Company." As a result, the Company will be subject to Nasdaq's Corporate Governance Rules described below, which will be phased-in over the 12-month period following May 18, 2023.

Director Independence

Our common stock is listed on Nasdaq under the symbol "SIEB." Nasdaq Listing Rules require that a majority of the members of a listed company's board of directors be independent, except for "Controlled Companies," which, as of May 18, 2023, we no longer are, as described above. In addition, the Nasdaq Listing Rules generally require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating committees be independent subject to the controlled company exemptions described above, as applicable to the compensation and governance committees. Audit Committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. Our Board of Directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each non-employee director concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined that none of our directors have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the rules of Nasdaq and Rule 10A-3 and Rule 10C-1 under the Exchange Act, except for Mrs. Gebbia, Mr. Gebbia and Mr. Reich, whom are not independent under Nasdaq's independence standards.

Audit Committee of the Board of Directors

The Audit Committee of our Board of Directors currently consists of Mr. Schneider, Chairman, Mr. Zabatta and Mr. Cuttita. The Board of Directors has determined that Mr. Schneider, Mr. Zabatta and Mr. Cuttita is each an "independent director" within the meaning of Rule 5605 (a)(2) of the Nasdaq Stock Market and within the meaning of the applicable rules and regulations of the SEC.

The Audit Committee held 4 meetings during 2023. The Audit Committee held 6 meetings during 2022.

The Board of Directors has determined that Mr. Schneider qualifies as an "audit committee financial expert" under the applicable rules of the SEC. Mr. Schneider is a certified public accountant and has over 40 years of relevant accounting experience.

The Audit Committee was established to (i) assist the Board of Directors in its oversight responsibilities regarding the integrity of our consolidated financial statements, our compliance with legal and regulatory requirements and our auditor's qualifications and independence, (ii) prepare the report of the Audit Committee contained herein, (iii) retain, consider the continued retention and termination of our independent auditors, (iv) approve audit and non-audit services performed by our independent auditors and (v) perform any other functions from time to time delegated by the Board of Directors. The Board of Directors has adopted a written charter for the Audit Committee, which is available on our website at www.siebert.com/company/investor-relations/shareholder-information.

Compensation Committee of the Board of Directors

The Compensation Committee of our Board of Directors currently consists of Mr. Zabatta and Mr. Cuttita. The Compensation Committee reviews and determines all forms of compensation provided to our executive officers and directors. The Compensation Committee will administer a stock option and other employee benefit plans. As a "controlled company" under Nasdaq rules, the Compensation Committee has not functioned pursuant to a formal written charter. As part of the Company's transition to a non-controlled company, the Compensation Committee will act pursuant to a written charter. The Compensation Committee held no meetings during 2023 or 2022.

The Compensation Committee will evaluate the performance of our executive officers in terms of our operating results and financial performance and will determine their compensation in connection therewith.

In accordance with general practice in the securities industry, our executive compensation includes base salaries, an annual discretionary cash bonus, and equity incentives that are intended to align the financial interests of our executives with the returns to our shareholders.

As part of its oversight of the Company's executive compensation, the Compensation Committee will consider the impact of the Company's executive compensation, and the incentives created by the compensation awards that it administers, on the Company's risk profile. In addition, the Compensation Committee will review the Company's compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company.

Nominating Committee of the Board of Directors

The Nominating Committee of the Board of Directors currently consists of Mr. Zabatta and Mr. Cuttita. The Nominating Committee has not functioned pursuant to a formal written charter. As part of the Company's transition to a non-controlled company, the Nominating Committee will act pursuant to a written charter. The Nominating Committee did not meet in 2023 or 2022.

The purpose of the Nominating Committee is to identify individuals qualified to become members of our Board of Directors and to recommend to the Board of Directors or the shareholders that such individuals be selected for directorship. In identifying and evaluating nominees for director, the Nominating Committee considers each candidate's experience, integrity, background and skills as well as other qualities that the candidate may possess and factors that the candidate may be able to bring to the Board of Directors. We do not have a formal policy with regard to the consideration of diversity in identifying director nominees. However, the Board of Directors believes that it is essential that its members represent diverse viewpoints, with a broad array of experiences, professions, skills, geographic representation and backgrounds that, when considered as a group, provide a sufficient mix of perspectives to allow the Board of Directors to best fulfill its responsibilities to the long-term interests of our shareholders.

The Nominating Committee will consider shareholder nominees for election to our Board of Directors. In evaluating such nominees, the Nominating Committee will use the same selection criteria the Nominating Committee uses to evaluate other potential nominees.

Special Committee of the Board of Directors

In 2022, the Board of Directors also established a special committee of the three independent directors to conduct a strategic review of the Company and assess strategic transactions, including the transaction with Kakaopay. Following the Kakaopay transaction resolution, the special committee was disbanded on December 19, 2023.

Indemnification of Officers and Directors

We indemnify our executive officers and directors to the extent permitted by applicable law against liabilities incurred as a result of their service to us and against liabilities incurred as a result of their service as directors of other corporations when serving at our request. We have a director's and officer's liability insurance policy, underwritten by American International Group, Inc. As to reimbursements by the insurer of our indemnification expenses, the policy has a $250,000 deductible; there is no deductible for covered liabilities of individual directors and officers.

Annual Shareholders Meeting Attendance Policy

It is the policy of our Board of Directors that all our directors are strongly encouraged to attend each annual shareholder meeting. All directors attended the last held annual meeting of shareholders of the Company.

Code of Ethics

We have adopted a Code of Ethics for Senior Financial Officers applicable to our Chief Executive Officer, Chief Financial Officer, Treasurer, Controller, Principal Accounting Officer, and any of our other employees performing similar functions. A copy of the Code of Ethics for Senior Financial Officers is available on our website at www.siebert.com/company/investor-relations/shareholder-information.

Board Leadership Structure and Board of Directors

On May 24, 2023, the Board of Directors appointed John J. Gebbia as Chairman of the Board and Chief Executive Officer. The Board of Directors believes that all of the directors will continue to participate in the full range of the Board of Director's responsibilities with respect to its oversight of the Company's management.

The Board of Directors intends to hold at least four regular meetings each year to consider and address matters involving the Company. The Board of Directors also may hold special meetings to address matters arising between regular meetings. These meetings may take place in person or by telephone. The independent directors also regularly meet in executive sessions outside the presence of management. The Board of Directors has access to legal counsel for consultation concerning any issues that may occur during or between regularly scheduled Board meetings. As discussed above, the Board has established an Audit Committee, a Compensation Committee and a Nominating Committee to assist the Board in performing its oversight responsibilities.

Board of Directors' Role in Risk Oversight

Consistent with its responsibility for oversight of the Company, the Board of Directors, among other things, oversees risk management of the Company's business affairs directly and through the committee structure that it has established. The principal risks associated with the Company are risks related to securities market volatility and the securities industry, lower price levels in the securities markets, intense competition in the brokerage industry, extensive government regulation, net capital requirements, customers' failure to pay, an increase in volume on our systems or other events which could cause them to malfunction, reliance on information processing and communications systems, continuing changes in technology, dependence on the ability to attract and retain key personnel, the ability of our principal shareholder to control many key decisions, and there may be a limited public market for our common stock, among other risks and uncertainties detailed in under Part I, Item 1A - Risk Factors of this Report as well as in our filings with the SEC.

The Board of Directors' role in the Company's risk oversight process includes regular reports from senior management on areas of material risk to the Company, including operational, financial, legal, regulatory, strategic and reputational risks. The full Board of Directors (or the appropriate committee) receives these reports from management to identify and discuss such risks.

The Board of Directors periodically reviews with management its strategies, techniques, policies and procedures designed to manage these risks. Under the overall supervision of the Board of Directors, management has implemented a variety of processes, procedures and controls to address these risks.

The Board of Directors requires management to report to the full Board of Directors on a variety of matters at regular meetings of the Board of Directors and on an as-needed basis, including the performance and operations of the Company and other matters relating to risk management. The Audit Committee also receives reports from the Company's independent registered public accounting firm on internal control and financial reporting matters. These reviews are conducted in conjunction with the Board of Directors' risk oversight function and enable the Board of Directors to review and assess any material risks facing the Company.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee during 2023 had a relationship that requires disclosure as a Compensation Committee interlock.

Family Relationships

Mrs. Gebbia, our director, is the spouse of Mr. Gebbia, our Chief Executive Officer and Chairman of the Board of Directors. Except as disclosed, there are no family relationships between or among any of our directors, executive officers and incoming directors or executive officers.

10b5-1 Plans

In June 2023, Gloria E. Gebbia, Charles A. Zabatta, Francis V. Cuttita, and Andrew H. Reich of the Company adopted Rule 10b5-1 trading arrangements for the potential sale of up to 920,000 shares of our common stock, in the aggregate, subject to certain conditions. The expiration date of these 10b5-1 trading arrangements is May 16, 2025. The trading arrangement is intended to satisfy the affirmative defense of Rule 10b5–1(c).

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who beneficially own more than 10% of our common stock to file initial reports of ownership and reports of changes in ownership with the SEC. These executive officers, directors and shareholders are required by the SEC to furnish us with copies of all forms they file pursuant to Section 16(a).

Based upon a review of Section 16(a) forms furnished to the Company, except as disclosed below, the Company believes that all applicable Section 16 (a) filing requirements were met during the year ended December 31, 2023, except as set forth below:

Delinquent Section 16(a) Reports

On June 28, 2023, Richard Gebbia, a member of a group that beneficially owns over 10% of the Company's outstanding shares of common stock, reported on Form 4 certain acquisitions and dispositions of shares. Mr. Gebbia's Form 4 was filed two days late due to an inadvertent mistake.

On June 16, 2023, Hocheol Simon Shin, our director, filed a Form 3 in connection with his appointment to the Board of Directors on May 24, 2023. Mr. Shin's Form 3 was filed eleven days late due to an inadvertent mistake.

Advisors to the Company

Senior Advisors

John M. Gebbia and Richard Gebbia, sons of Gloria E. Gebbia and John J. Gebbia, are Co-CEO's of MSCO and serve as Registered Principals and associated persons of MSCO. Before the close of the acquisition of StockCross, they were also serving as executive officers and directors of StockCross. Both Richard Gebbia and John M. Gebbia have extensive experience in the securities industry and work with MSCO and senior management of the Company to identify cost saving opportunities and improvements to the Company's business.

John M. Gebbia has been in the brokerage industry in various capacities since 1990. Mr. Gebbia was the President and CEO of Kennedy Cabot & Co., from 1992 to 1997 when it was acquired by Toronto Dominion Bank. Thereafter he was active with various Gebbia family businesses. From 2007 to 2020, Mr. Gebbia was associated with StockCross, most recently as a Director and its Executive Vice President.

Richard S. Gebbia has been in the brokerage industry since 1993. From 2007 to 2020, Mr. Gebbia was associated with StockCross in various capacities. Mr. Gebbia was the CEO and a Director of StockCross.

David J. Gebbia has been in the brokerage industry since 1993. Mr. Gebbia is currently the President of the Company's insurance subsidiary, PW.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents the annual compensation paid to or earned by our current named executive officers during the years ended December 31, 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($) [3]	Totals ($)
John J. Gebbia[1]									
Chief Executive Officer, Director and Chairman	2023	$292,000	$200,000	—	—	—	— $	120,000	$612,000
Andrew H. Reich[2]	2023	$250,000	$181,000	—	—	—	— $	120,000	$551,000
Executive Vice President, Chief Operating Officer, Chief Financial Officer, Director and Secretary	2022	$225,000	$ 25,000	$32,000	—	—	—	—	$282,000

[1] Represents the dollar amount recognized for consolidated financial statement reporting in accordance with ASC Topic 718. Mr. Gebbia was named to the position of Chief Executive Officer effective May 24, 2023.

[2] Represents the dollar amount recognized for consolidated financial statement reporting in accordance with ASC Topic 718. Mr. Reich was named to the positions of Executive Vice President, Chief Operating Officer and Chief Financial Officer effective December 16, 2016.

[3] "All other compensation" for Mr. Gebbia and Mr. Reich is other compensation for services as a member of our Board of Directors for the years ended December 31, 2023 and 2022, respectively.

2021 Equity Incentive Plan

The purpose of the Siebert Financial Corp. 2021 Equity Incentive Plan (the "2021 Plan") is to (a) enable the Company to attract and retain the types of employees, directors and other service providers who will contribute to the Company's long term success; (b) provide incentives that align the interests of the participants with those of the shareholders of the Company; and (c) promote the success of the Company's business.

One or more committees (each, a "Committee") appointed by the Board of Directors (or its Compensation Committee) will administer the 2021 Plan. Unless the Board of Directors provides otherwise, the Compensation Committee will be the Committee. The Board of Directors may also at any time terminate the functions of the Committee and reassume all powers and authority previously delegated to the Committee. Except as otherwise determined by the Board of Directors, the Committee shall consist solely of two or more directors who qualify as "non-employee directors" under Rule 16b-3 of the Exchange Act.

Subject to the terms of the 2021 Plan, the Committee has the sole discretion to select the employees, directors and other service providers who will receive awards, determine the terms and conditions of awards and interpret the provisions of the 2021 Plan and outstanding awards. The Committee may delegate any part of its authority and powers under the 2021 Plan to one or more directors or executive officers of the Company; provided, however, that the Committee may not delegate its authority and powers with respect to awards granted to our executive officers and directors.

The 2021 Plan permits the grant of the following types of incentive awards: (1) stock options (which can be either "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or nonqualified stock options); (2) stock appreciation rights ("SARs"); (3) restricted stock; (4) restricted stock units; (5) performance shares or units; (6) other equity-based awards; and (7) cash awards. The vesting of equity awards can be based on "continuous service" (as defined in the 2021 Plan), achievement of one or more performance criteria, or a combination of continuous service and achievement of performance criteria.

The 2021 Plan has key features which reflect a broad range of compensation and commonly viewed governance best practices, including the following provisions:

- Prohibition against granting discounted options or SARs;

- Requiring shareholder approval before repricing underwater options or SARs;

- Prohibition against dividends or dividend equivalents on unearned restricted stock, restricted stock units, performance shares or units; and

- No authority to allow dividend equivalents for options or SARs.

Outstanding Equity Awards as of December 31, 2023 and 2022

As of December 31, 2023, the Company had no outstanding equity awards. As of December 31, 2022, the Company had 296,000 shares of common stock outstanding and fully vested as part of equity compensation. As of December 31, 2023 and 2022, there were no unexercised options nor shares of stock that have not vested under any equity incentive plan.

Option Agreements

As of December 31, 2023 and 2022, we had no option agreements with our named executive officers.

Employment Agreements

We are not a party to an employment agreement with any named executive officer. All of our named executive officers are employees at will.

DIRECTOR COMPENSATION

The table below discloses the cash, equity awards, and other compensation earned, paid, or awarded, as the case may be, to each of our directors during the year ended December 31, 2023 which is payable quarterly, plus reimbursements for reasonable travel expenses and out-of-pocket costs incurred on behalf of the Company.

Mr. Gebbia and Mr. Reich each received a total of $120,000 for their service as a member of our Board of Directors during the year ended December 31, 2023. Mr. Gebbia and Mr. Reich's total compensation for service as an employee and as a member of our Board of Directors is presented under the heading "Summary Compensation Table" above.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Gloria E. Gebbia	$ 120,000	—	—	—	—	$ 90,000[1]	$ 210,000
John J. Gebbia	$ 120,000	—	—	—	—	—	$ 120,000
Andrew H. Reich	$ 120,000	—	—	—	—	—	$ 120,000
Francis V. Cuttita	$ 145,000	—	—	—	—	—	$ 145,000
Charles Zabatta	$ 245,000	—	—	—	—	—	$ 245,000
Jerry M. Schneider	$ 145,000	—	—	—	—	—	$ 145,000
Hocheol Shin	$ —	—	—	—	—	—	$ —

The table below discloses the cash, equity awards, and other compensation earned, paid, or awarded, as the case may be, to each of our directors during the year ended December 31, 2022 which is payable quarterly, plus reimbursements for reasonable travel expenses and out-of-pocket costs incurred on behalf of the Company.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Gloria E. Gebbia	$ —	—	—	—	—	—	$ —
John J. Gebbia	$ —	—	—	—	—	—	$ —
Andrew H. Reich	$ —	—	—	—	—	—	$ —
Francis V. Cuttita	$ 106,000	—	—	—	—	—	$ 106,000
Charles Zabatta	$ 106,000	—	—	—	—	—	$ 106,000
Jerry M. Schneider	$ 106,000	—	—	—	—	—	$ 106,000
Cynthia DiBartolo [2]	$ —	—	—	—	—	—	$ —

[1] Represents compensation paid to Ms. Gebbia for services rendered to the Company as a consultant.
[2] Ms. DiBartolo resigned from our Board of Directors effective October 18, 2022.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table lists share ownership of our common stock as of May 1, 2024. The information includes beneficial ownership by each of our directors and the named executive officers, all directors and executive officers as a group and beneficial owners known by our management to hold at least 5% of our common stock. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these shareholders. Percentage of ownership is based on 39,830,936 shares of common stock outstanding as of May 1, 2024.

Name and Address of Beneficial Owner [1]	Shares of Common Stock	Percent of Class
Named Executive Officers and Directors		
Gloria E. Gebbia / John J. Gebbia [2] [6]	16,960,323	43%
Andrew H. Reich [8]	758,238	2%
Charles Zabatta [3]	590,439	1%
Francis V. Cuttita	187,773	*
Jerry M. Schneider	3,000	*
Hocheol Shin [7]	—	*
Directors and executive officers as a group (7 persons)	18,499,773	46%
Other Shareholders with 5% or More		
Kakaopay [9]	8,075,607	20%
15F, Tower B, 166 Pangyoyeok-ro,		
Bundang-gu, Seongnam-si,		
Gyeonggi-do, Republic of Korea 13529		
Kimberly Gebbia [4] [6]	3,314,400	8%
653 Collins Ave		
Miami, FL 33139		
John M. Gebbia [5] [6]	2,097,891	5%
300 Vesey Street		
New York, NY 10282		

*   Less than 1% of outstanding shares as of May 1, 2024.

[1]   Unless otherwise indicated, the business address of each individual is c/o Siebert Financial Corp., 653 Collins Avenue, Miami Beach, FL 33139.

[2]   Gloria E. Gebbia and John J. Gebbia are husband and wife. Includes 10,076,714 shares of our common stock owned by Gloria E. Gebbia, 3,314,400 shares owned by Kimberly Gebbia, Richard Gebbia, and the children of Richard and Kimberly Gebbia, 2,097,891 shares owned by John M. Gebbia and the children of John M. Gebbia, and 1,471,318 shares owned by David J. Gebbia and the children of David J. Gebbia.

[3]   Includes 490,439 shares owned by Charles Zabatta's wife.

[4]   Includes 463,535 shares owned by the husband of Kimberly Gebbia, Richard S. Gebbia, and 261,273 shares owned by the children of Richard and Kimberly Gebbia.

[5]   Includes 190,000 shares owned by the children of John M. Gebbia.

[6]   Gloria E. Gebbia, John M. Gebbia, Richard Gebbia, David Gebbia, and Kimberly Gebbia are parties to that certain Amended and Restated Joint Filing and Group Agreement, dated as of January 10, 2022 (the "Group Agreement"), pursuant to which the foregoing Gebbia family members agreed to form a group for the purpose of taking joint actions and such actions relating to their voting rights regarding securities of the Company necessary or advisable to achieve the foregoing. The Group Agreement is attached to the amended Schedule 13D, filed on January 13, 2022, as Exhibit 99.1.

(7) Hocheol Shin was designated by Kakaopay as a director-nominee pursuant to that certain Amended and Restated Stockholders' Agreement dated December 19, 2023, among Kakaopay, the Company, the Gebbia Stockholders (as defined therein), and John J. Gebbia (in his individual capacity and as representative of the Gebbia Stockholders). The Stockholders' Agreement is attached to the Company's Current Report on Form 8-K, filed on December 20, 2023, as Exhibit 10.42.

(8) Includes 28,000 shares owned by the children of Andrew H. Reich.

(9) Based solely on a Schedule 13D filed with the SEC on May 30, 2023, by Kakaopay and Kakao Corporation ("Kakao"). In the filing, Kakaopay and Kakao reported having shared voting power over all 8,075,607 shares.

Equity Compensation Plan Information

The below table presents information related to equity compensation as of December 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	—	NA	2,704,000
Equity compensation plans not approved by security holders	—	NA	NA
Total	—	NA	2,704,000

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Review and Approval of Related Party Transactions

As set forth in our Amended and Restated Audit Committee Charter, the Audit Committee is responsible for reviewing and approving all related party transactions.

Our Code of Ethics for Senior Financial Officers, applicable to our Chief Executive Officer, Chief Financial Officer, Controller, Treasurer, Principal Accounting Officer and other employees performing similar functions, provides that our Senior Financial Officers should endeavor to avoid any actual or potential conflict of interest between their personal and professional relationships and requires them to promptly report and disclose all material facts relating to any such relationships or financial interests which give rise, directly or indirectly, to an actual or potential conflict of interest to the Audit Committee. The Code of Ethics also provides that no Senior Financial Officer should knowingly become involved in any actual or potential conflict of interest without the relationship or financial interest having been approved by the Audit Committee. Our Code of Ethics does not specify the standards that the Audit Committee would apply to a request for a waiver of this policy.

Refer to Note 23 – Related Party Disclosures for further detail on our related party transactions. See "Corporate Governance" under Item 10 in this Report for information on director independence.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Baker Tilly US, LLP ("Baker Tilly") currently serves as our independent registered public accounting firm.

Audit and Tax Fees

Our Audit Committee has determined that the services described below that were rendered by Baker Tilly are compatible with the maintenance of Baker Tilly's independence from our management.

Audit Fees

The aggregate fees billed by Baker Tilly for professional services rendered for the 2023 and 2022 audit of our annual consolidated financial statements and reviews of our quarterly consolidated financial statements were $407,000 and $296,000, respectively.

Audit-Related Fees

We had no fees billed by Baker Tilly for assurance and related services reasonably related to the performance of the audit or review of consolidated financial statements for the years ended December 31, 2023 and 2022.

Tax Fees

We had no tax fees billed by Baker Tilly for tax compliance, tax advice, and tax planning for the years ended December 31, 2023 and 2022.

All Other Fees

We had no other fees billed by Baker Tilly for tax compliance, tax advice, and tax planning for the years ended December 31, 2023 and 2022.

Pre-Approval Policy

The Audit Committee pre-approves all audit and non-audit services provided by our independent auditors prior to the engagement of the independent auditors with respect to such services. With respect to audit services and permissible non-audit services not previously approved, the Audit Committee has authorized the Chairman of the Audit Committee to approve such audit services and permissible non-audit services, provided the Chairman informs the Audit Committee of such approval at the next regularly scheduled meeting. All "Audit-Related Fees," "Tax Fees" and "All Other Fees" set forth above were pre-approved by the Audit Committee in accordance with its pre-approval policy.

Audit Committee Report to Shareholders

The Audit Committee has reviewed and discussed with management the audited consolidated financial statements for the fiscal years ended December 31, 2023 and 2022. The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by Auditing Standards No. 16, adopted by the PCAOB (United States) regarding, "Communications with Audit Committees," including our critical accounting policies and our interests, if any, in "off-balance sheet" entities. Additionally, the Audit Committee has received the written disclosures and representations from the independent registered public accounting firm required by applicable requirements of the PCAOB (United States) regarding "Communication with Audit Committees Concerning Independence."

Based on the review and discussions referred to within this report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 be included in Siebert Financial Corp.'s Annual Report on Form 10-K for filing with the SEC.

Audit Committee,
Jerry M. Schneider, CPA, *Chairman*
Charles Zabatta
Francis V. Cuttita

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The exhibits required by Item 601 of Regulation S-K filed as part of, or incorporated by reference in, this Annual Report are listed in the accompanying Exhibit Index.

(a) The following documents are filed as part of this report:

1. Consolidated Financial Statements

The consolidated financial statements for the years ended December 31, 2023 and 2022 commence on page 30 of this Annual Report on Form 10-K.

2. Consolidated Financial Statement Schedules

None.

3. Exhibits

The exhibits listed in the following Exhibit Index are filed or incorporated by reference as part of this Annual Report on Form 10-K.

EXHIBIT INDEX

Exhibit No.	Description Of Document
3.1	Certificate of Incorporation of Siebert Financial Corp. (formerly known as J. Michaels, Inc..) originally filed on April 9, 1934, as amended and restated to date (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
3.1(a)	Certificate of Amendment to Certificate of Incorporation of Siebert Financial Corp., as amended and restated, filed February 2, 2020 (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019).
3.2	By-laws of Siebert Financial Corp. (incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-49843) filed on April 10, 1998).
4.1	Description of Registrant's Securities (incorporated by reference to Exhibit 4.0 to the Company's Annual Report on Form 10-K filed on March 30, 2022).
4.2*	Siebert Financial Corp. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed on March 30, 2022).
10.1	Consent and Waiver dated as of December 16, 2016 by and among Siebert Cisneros Shank Financial, LLC, Siebert Cisneros Shank & Co. L.L.C. and Siebert Financial Corp. (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed on April 6, 2017).
10.2	Fully Disclosed Clearing Agreement, by and between NFS LLC and Muriel Siebert & Co., Inc. dated May 5, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 16, 2010).
10.3	Promissory Note, dated as of December 2, 2019, made by Siebert Financial Corp. in favor of Gloria E. Gebbia. (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on December 4, 2019).
10.4	Common Stock Purchase Agreement, dated as of January 31, 2021, between Siebert Financial Corp. and OpenHand Holdings, Inc. (incorporated by reference to Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q filed on May 17, 2021).
10.5	Amendment to Fully Disclosed Clearing Agreement, dated as of August 1, 2021, by and between Muriel Siebert & Co., Inc. and National Financial Services LLC. (incorporated by reference to Exhibit 10.16 to the Company's Quarterly Report on Form 10-Q filed on November 15, 2021).
10.6	Guaranty Agreement, dated as of August 1, 2021, between Siebert Financial Corp. and National Financial Services LLC (incorporated by reference to Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q filed on November 15, 2021).
10.7	Amendment No. 1 to Common Stock Purchase Agreement, dated as of August 18, 2021, between Siebert Financial Corp. and OpenHand Holdings, Inc. (incorporated by reference to Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q filed on November 15, 2021).

10.8	Purchase Agreement dated as of December 30, 2021, for 653 Collins Ave, Miami Beach, FL, between Siebert Financial Corp. and City National Bank of Florida, a national banking association, as trustee under the provisions of a certain Trust Agreement, dated 22nd day of March, 1993 (incorporated by reference to Exhibit 10.20 to the Company's Current Report on Form 8-K filed on January 5, 2022).
10.9	Promissory Note and Loan and Security Agreement, dated as of December 30, 2021, between East West Bank and Siebert Financial Corp. (incorporated by reference to Exhibit 10.22 to the Company's Current Report on Form 8-K filed on January 5, 2022).
10.10	Debt Exchange Agreement between Siebert Financial Corp. and Gloria E. Gebbia, dated March 31, 2022 (incorporated by reference to Exhibit 10.24 to the Company's Current Report on Form 8-K filed on April 6, 2022).
10.11	Capital on DemandTM Sales Agreement, dated May 27, 2022, by and between Siebert Financial Corp. and JonesTrading Institutional Services LLC. (incorporated by reference to Exhibit 10.25 to the Company's Current Report on Form 8-K filed on May 27, 2022).
10. 12	Registration Rights and Lock-Up Agreement (incorporated by reference to Exhibit 10.39 to the Company's Current Report on Form 8-K dated May 3, 2023).
10.13	Share Redemption Agreement, dated July 10, 2023, by and among Cynthia DiBartolo, Siebert Financial Corp, and Tigress Holdings, LLC (incorporated by reference to Exhibit 10.40 to the Company's Current Report on Form 8-K dated July 14, 2023).
10.14	Termination and Settlement Agreement, dated December 19, 2023 (incorporated by reference to Exhibit 10.41 to the Company's Current Report on Form 8-K dated December 20, 2023).
10.15	Amended and Restated Stockholders' Agreement, dated December 19, 2023 (incorporated by reference to Exhibit 10.42 to the Company's Current Report on Form 8-K dated December 20, 2023).
10.16	Purchase Agreement, dated January 18, 2024 (incorporated by reference to Exhibit 10.43 to the Company's Current Report on Form 8-K dated January 24, 2024).
21.1**	Subsidiaries of the registrant
23.1**	Consent of Baker Tilly US, LLP
31.1**	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1#	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant of Section 906 of the Sarbanes-Oxley Act of 2002.
32.2#	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant of Section 906 of the Sarbanes-Oxley Act of 2002.
97**	Clawback Policy
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded with Inline XBRL document).

*   Management contract or compensatory plan or arrangement.

**   Filed herewith

\#   This certification is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEBERT FINANCIAL CORP.

By: /s/ John J. Gebbia
John J. Gebbia
Chief Executive Officer and Chairman
(Principal executive officer)

Date: May 10, 2024

By: /s/ Andrew H. Reich
Andrew H. Reich
Executive Vice President, Chief Operating Officer,
Chief Financial Officer, Secretary and Director
(Principal financial and accounting officer)

Date: May 10, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ John J. Gebbia John J. Gebbia	Chief Executive Officer and Chairman (Principal executive officer)	May 10, 2024
/s/ Andrew H. Reich Andrew H. Reich	Executive Vice President, Chief Operating Officer and Chief Financial Officer, Secretary and Director (Principal financial and accounting officer)	May 10, 2024
/s/ Gloria E. Gebbia Gloria E. Gebbia	Director	May 10, 2024
/s/ Charles Zabatta Charles Zabatta	Director	May 10, 2024
/s/ Francis V. Cuttita Francis V. Cuttita	Director	May 10, 2024
/s/ Jerry M. Schneider Jerry M. Schneider	Director	May 10, 2024
/s/ Hocheol Shin Hocheol Shin	Director	May 10, 2024

Exhibit 21.1

SUBSIDIARIES

Company	Jurisdiction	% Owned*
1. Muriel Siebert & Co., Inc.	Delaware	100.0%
2. Siebert AdvisorNXT, Inc.	New York	100.0%
3. Park Wilshire Companies, Inc.	Texas	100.0%
4. Siebert Technologies, LLC	Nevada	100.0%
5. RISE Financial Services, LLC	Delaware	68.0%
6. StockCross Digital Solutions, Ltd.**	Bermuda	100.0%

* Ownership percentage as of the date of this Report

** Inactive subsidiary

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-3 (File Nos. 333-276585 and 333-262895) and Form S-8 (File No. 333-269058) of Siebert Financial Corp. (the Company) of our report dated May 10, 2024, relating to the consolidated financial statements, which appears in this annual report on Form 10-K for the year ended December 31, 2023.

/s/ BAKER TILLY US, LLP

New York, New York
May 10, 2024

Exhibit 31.1

CERTIFICATION
PURSUANT TO EXCHANGE ACT RULE 13a-14(a) AND 15d-14(a),
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John J. Gebbia, certify that:

1. I have reviewed this annual report on Form 10-K of Siebert Financial Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ John J. Gebbia   Date: May 10, 2024

John J. Gebbia
Chief Executive Officer
(Principal executive officer)

Exhibit 31.2

CERTIFICATION
PURSUANT TO EXCHANGE ACT RULE 13a-14(a) AND 15d-14(a),
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Andrew H. Reich, certify that:

1. I have reviewed this annual report on Form 10-K of Siebert Financial Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Andrew H. Reich   Date: May 10, 2024
Andrew H. Reich
Executive Vice President, Chief Operating Officer,
Chief Financial Officer and Secretary
(Principal financial and accounting officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Siebert Financial Corp. (the "Company") on Form 10-K for the year ended December 31, 2023, as filed with the SEC (the "Report"), I, John J. Gebbia, in my capacity as Chief Executive Officer hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002, that to my knowledge:

(1) The Report filed by the Company with the SEC fully complies with the requirements of Section 13(a) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by the report.

/s/ John J. Gebbia   Date: May 10, 2024
John J. Gebbia
Chief Executive Officer
(Principal executive officer)

A signed original of this written statement required by Section 906, or other documents authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by section 906, has been provided to Siebert Financial Corp. and will be retained by Siebert Financial Corp. and furnished to the SEC or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Siebert Financial Corp. (the "Company") on Form 10-K for the year ended December 31, 2023, as filed with the SEC (the "Report"), I, Andrew H. Reich, in my capacity as Executive Vice President, Chief Operating Officer, Chief Financial Officer and Secretary hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002, that to my knowledge:

(1) The Report filed by the Company with the SEC fully complies with the requirements of Section 13(a) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by the report.

/s/ Andrew H. Reich   Date: May 10, 2024
Andrew H. Reich
Executive Vice President, Chief Operating Officer,
Chief Financial Officer, and Secretary
(Principal financial and accounting officer)

A signed original of this written statement required by Section 906, or other documents authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by section 906, has been provided to Siebert Financial Corp. and will be retained by Siebert Financial Corp. and furnished to the SEC or its staff upon request.

Exhibit 97

SIEBERT FINANCIAL CORP.

CLAWBACK POLICY

1. **Introduction**

The Board of Directors (the "**Board**") of Siebert Financial Corp. **(**the "**Company** ") believes that it is in the best interests of the Company and its stockholders to adopt this Clawback Policy (this "**Policy**"), which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), Rule 10D-1 promulgated under the Exchange Act, and The Nasdaq Stock Market LLC ("**Nasdaq**") Listing Rule 5608 (the "**Listing Standards**").

2. **Administration**

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee (the Board or such committee charged with administration of this Policy, the "**Administrator**"). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board, or such other committees of the Board, such as the Compensation Committee, if not the Administrator, the Audit Committee or the Nominating & Corporate Governance Committee, as may be necessary or appropriate as to matters within the scope of such other committee's responsibility and authority. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

3. **Application of this Policy; Covered Executives**

This Policy applies to Incentive Compensation (as defined below) received by the Company's current and former executive officers (as determined by the Board in accordance with the definition of "executive officer" set forth in Section 10D of the Exchange Act and the Listing Standards) ("**Covered Executives**") (a) after beginning services as a Covered Executive, (b) who served as a Covered Executive at any time during the performance period for such Incentive Compensation, (c) while the Company had a listed class of securities on a national securities exchange and (d) during the Applicable Period (as defined below).

4. Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period ("**Accounting Restatement**"), the Company shall promptly recoup the amount of any Erroneously Awarded Compensation (as defined below) received by any Covered Executive, as calculated pursuant to Section 6 hereof, during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company's fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year) (the "**Applicable Period**").

5. Incentive Compensation

For purposes of this Policy, "**Incentive Compensation**" means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure. Incentive Compensation is "received" for purposes of this Policy in the Company's fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period.

Financial reporting measures include but are not limited to the following (and any measures derived from the following):

- Company stock price.

- Total stockholder return.

- Revenues.

- Net income.

- Earnings before interest, taxes, depreciation, and amortization (EBITDA).

- Liquidity measures, such as working capital or operating cash flow.

- Return measures, such as return on invested capital or return on assets.

- Earnings measures, such as earnings per share.

6. Erroneously Awarded Compensation; Amount Subject to Recovery

The amount of "**Erroneously Awarded Compensation**" subject to recovery under this Policy, as determined by the Administrator, is the amount of Incentive Compensation received by a Covered Executive that exceeds the amount of Incentive Compensation that otherwise would have been received by such Covered Executive had it been determined based on the restated amounts in the Accounting Restatement, without regard to any taxes paid by such Covered Executive in respect of the Erroneously Awarded Compensation.

For Incentive Compensation based on stock price or total stockholder return: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Incentive Compensation was received, and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

7. **Method of Recoupment**

The Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include, without limitation: (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.

8. **No Indemnification of Covered Executives**

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy.

9. **Administrator Indemnification**

Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

10. **Effective Date**

This Policy shall be effective as of (the "**Effective Date**") and shall apply to any Incentive Compensation that is received by Covered Executives on or after December 1, 2023, even if such Incentive Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date.

11. **Amendment; Termination**

The Administrator may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law, the Listing Standards and any other rules or standards adopted by a national securities exchange on which the Company's securities are listed. The Board may terminate this Policy at any time, provided that such termination would not cause the Company to violate any federal securities laws, or rules promulgated by the U.S. Securities and Exchange Commission or the Listing Standards.

12. Other Recoupment Rights

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

13. Relationship to Other Plans and Agreements

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. In the event of any inconsistency between the terms of this Policy and the terms of any employment agreement, equity award agreement, or similar agreement under which Incentive Compensation has been granted, awarded, earned or paid to a Covered Executive, whether or not deferred, the terms of this Policy shall govern.

14. Impracticability

The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Administrator has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

- The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to Nasdaq; or

- Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

15. Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

16. Exhibit Filing Requirement

A copy of this Policy and any amendments thereto shall be posted on the Company's website and filed as an exhibit to the Company's annual report on Form 10-K.